                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 8 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2005

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                 N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Jennifer MacIntyre
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2005 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (l)    2006 Ontario Economic Outlook and Fiscal Review

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

October 26, 2006                    By:   /s/ Irene Stich
                                       ------------------------------
                                       Name:  Irene Stich
                                       Title: Director, Capital Markets Operations
                                              Capital Markets Division
                                              Ontario Financing Authority

                              Exhibit Index

Exhibit (l):     2006 Ontario Economic Outlook and Fiscal Review

                                         EXHIBIT (l)

                                 2006 Ontario Economic Outlook and Fiscal Review
                                                               Background Papers

     [THE ONTARIO COAT OF ARMS]

General inquiries regarding the 2006 Ontario Economic Outlook and Fiscal Review,
Background Papers should be directed to:

Ministry of Finance
95 Grosvenor Street, Queen's Park
Frost Building North, 3rd Floor
Toronto, Ontario M7A 1Z1

or call:
Ministry of Finance Information Centre
 Toll-free English & French inquiries:      1-800-337-7222
 Teletypewriter (TTY):                      1-800-263-7776

For electronic copies of this document, visit our website at
www.fin.gov.on.ca

Printed copies are available from:
Publications Ontario
880 Bay Street
Toronto, Ontario      M7A 1N8
Telephone:            (416) 326-5300
Toll-free:            1-800-668-9938
TTY Toll-free:        1-800-268-7095
Website:              www.publications.gov.on.ca

©Queen's Printer for Ontario, 2006
 ISSN 1483-5967 (Print)
 ISSN 1496-2829 (PDF/HTML)

Ce document est disponible en francais sous le titre :
Perspectives economiques et revue financiere de l'Ontario de 2006, Documents d'information

==========================================================================================================
TABLE OF CONTENTS

ANNEX I
ONTARIO'S ECONOMIC AND REVENUE OUTLOOK

SECTION I: STRENGTHENING ONTARIO'S ECONOMIC ADVANTAGE
Ontario's Economic Plan - Building Prosperity
Investing in Jobs and Economic Growth

SECTION II: ONTARIO'S ECONOMIC OUTLOOK
Changes in the Global Economic Environment
Changes in the Economic Outlook for 2006
Oil and Gas Prices
U.S. Economy
The Canada-U.S. Exchange Rate
Exports and Imports
Interest Rates and Inflation
Job Growth
Household Spending
Investment to Lead Growth
Economic Outlook Comparison with G7 Countries
Details of the Ontario Economic Outlook

SECTION III: ONTARIO REVENUE OUTLOOK
2006-07 Revenue Outlook
Medium-term Revenue Changes Since Budget
Medium-term Revenue Outlook

SECTION IV: POTENTIAL RISKS TO PROVINCIAL REVENUES

ANNEX II
ONTARIO'S MEDIUM-TERM FISCAL PLAN AND OUTLOOK

INTRODUCTION

SECTION I: ONTARIO'S MEDIUM-TERM FISCAL PLAN AND OUTLOOK
Key Elements of Ontario's Medium-term Fiscal Plan
Medium-term Fiscal Outlook
Medium-term Revenue Outlook
Medium-term Expense Outlook
Fiscal Prudence
Maintaining a Prudent Debt-to-GDP Ratio
Key Changes Since the 2006 Ontario Budget
Modernizing Government Update

SECTION II: 2006-07 SECOND-QUARTER FISCAL UPDATE
2006-07 Fiscal Summary
2006-07 Expense Outlook

ANNEX III
FAIRNESS FOR ALL CANADIANS

Introduction
Ontarians Do Not Receive Fair Treatment
Canada-Ontario Agreement
Federal Trusts
Fairness for All Canadians

ANNEX IV
CORPORATE TAX HARMONIZATION

CREATING A MORE COMPETITIVE TAX CLIMATE FOR BUSINESS
Corporate Tax Harmonization
Capital Tax Base Harmonization
Benefits to Provinces

ANNEX V
TRANSPARENCY IN TAXATION

TRANSPARENCY IN TAXATION
Structure of the Report
Scope
Method

PERSONAL INCOME TAX

PERSONAL INCOME TAX - DESCRIPTION OF TAX PROVISIONS
Ontario Non-refundable Tax Credits
Other Ontario Tax Credits
Exemptions, Deductions and Deferrals Shared with the Federal Government

CORPORATE TAX

CORPORATE TAX - DESCRIPTION OF TAX PROVISIONS
Corporate Income Tax

SALES AND COMMODITY TAX

SALES AND COMMODITY TAX - DESCRIPTION OF TAX PROVISIONS
Retail Sales Tax

EDUCATION PROPERTY TAX

EMPLOYER HEALTH TAX

ESTATE ADMINISTRATION TAX

GROSS REVENUE CHARGE

ANNEX VI
BORROWING AND DEBT MANAGEMENT

LONG-TERM PUBLIC BORROWING

DEBT
Total Debt Composition
Debt Management
Debt Maturities
Cost of Debt
Net Debt-to-GDP

GLOSSARY OF FINANCIAL TERMS USED IN ANNEX VI

ANNEX VII
DETAILS OF ONTARIO'S FINANCES

SECTION I: POTENTIAL EXPENSE RISKS, COST DRIVERS AND CONTINGENT LIABILITIES
Expense Risks and Sensitivities
Compensation Costs
Contingent Liabilities

SECTION II: FISCAL TABLES AND GRAPHS

ANNEX VIII
ECONOMIC DATA TABLES

ONTARIO ECONOMY
Ontario, Gross Domestic Product, 1992-2005
Ontario, Growth in Gross Domestic Product, 1992-2005
Ontario, Selected Economic Indicators, 1992-2005
Ontario, Selected Economic Indicators, Annual Change, 1992-2005
Ontario, Real Gross Domestic Product by Industry at Basic Prices, 2002-2005
Ontario, Growth in Real Gross Domestic Product by Industry at Basic Prices, 2002-2005
Ontario, Real Gross Domestic Product at Basic Prices in Selected Manufacturing Industries, 2002-2005
Ontario, Growth in Real Gross Domestic Product at Basic Prices in Selected Manufacturing Industries, 2002-2005
Ontario, Housing Market Indicators, 2002-2005
Selected Financial Indicators, 1992-2005

G7 COMPARISON
Ontario and the G7, Real Gross Domestic Product Growth, 1992-2005
Ontario and the G7, Employment Growth, 1992-2005
Ontario and the G7, Unemployment Rates, 1992-2005
Ontario and the G7, CPI Inflation Rates, 1992-2005
G7, Exchange Rates, 1992-2005

ONTARIO, INTERNATIONAL MERCHANDISE TRADE
Ontario, International Merchandise Exports by Major Commodity, 2005
Ontario, International Merchandise Imports by Major Commodity, 2005
Ontario, International Merchandise Trade by Major Region, 2005

CANADA, INTERNATIONAL MERCHANDISE TRADE
Canada, International Merchandise Trade by Major Region, 2005

DEMOGRAPHIC CHARACTERISTICS
Ontario, Selected Demographic Characteristics, 1986-2006
Ontario, Components of Population Growth, 1996-97 to 2005-06

ONTARIO LABOUR MARKETS
Ontario, Labour Force, 1992-2005
Ontario, Employment, 1992-2005
Ontario, Unemployment, 1992-2005
Ontario, Employment Insurance (EI) and Social Assistance, 1992-2005
Ontario, Labour Compensation, 1992-2005
Ontario, Employment by Occupation, 1994-2005
Ontario, Distribution of Employment by Occupation, 1994-2005
Ontario, Employment by Industry, 1996-2005
Ontario, Growth in Employment by Industry, 1996-2005
Ontario, Employment Level by Economic Regions, 1995-2005
Ontario, Employment Level by Industry for Economic Regions, 2005
Ontario Economic Regions

ANNEX IX
HOW TO PARTICIPATE IN THE 2007 PRE-BUDGET CONSULTATIONS

HOW TO PARTICIPATE IN THE 2007 PRE-BUDGET CONSULTATIONS

=========================================================================================================
FORWARD

When the McGuinty government came to office in 2003, it inherited a $5.5 billion fiscal deficit,  as well as significant  deficits in health care,  education and infrastructure.

Over the past three years,  through its prudent and disciplined fiscal approach, the government has made progress in restoring Ontario's financial health,  while making historic, long-term investments in health, education,  infrastructure and a strong economy.

Ontario's economy is fundamentally  strong and has shown great resilience in the face of adverse  external  economic  forces  that have been  building  in recent years.  Consumer spending and business  investment have experienced solid growth in the first half of 2006, and the unemployment rate has fallen to an average of
6.4 per cent -- the  lowest in five  years.  Since  October  2003,  Ontario  has created 254,100 net new jobs.

However,  Ontario's  economy  continues  to be affected  by  external  risks and pressures,  notably high oil prices, a strong Canadian dollar and a weakening of the U.S.  economy.  These  factors  have caused  Ontario's  economy to grow more slowly than projected in the March 2006 Budget.

The government's fiscal prudence and investments to strengthen the economy since
2003 have  prepared the  province to weather  this period of slower,  short-term economic  growth.  Over  the  medium  term,  Ontario's  growth  is  expected  to strengthen significantly.

While Ontario's economic  fundamentals remain strong, the government  recognizes the need to  introduce  measures  to boost  jobs and  growth in the short  term.
Building  on  current  investments,   the  government  is  therefore  committing
additional resources to training and job services,  infrastructure spending, and measures to promote interprovincial trade and Ontario tourism.

Slower economic growth has also had an impact on Ontario's fiscal outlook. While the 2006-07  deficit  target  remains  unchanged  from the $1.9 billion  deficit projection  outlined in the First  Quarter  Ontario  Finances (a deficit of $0.9 billion if the reserve is not required),  the medium-term  fiscal outlook is now projecting deficits of $2.2 billion in 2007-08 (a deficit of $0.7 billion if the reserve is not  required) and $1.0 billion in 2008-09 (a surplus of $0.5 billion if the reserve is not required).

The government  remains committed to eliminating the deficit.  It will therefore continue  to be  prudent  and  disciplined  in  its  approach  to  managing  the
Province's finances, a key part of which includes keeping program spending under control.

Fair and equitable  funding  arrangements  with the federal  government are also critical to  Ontario's  ability to  strengthen  its economic  advantage  through investments in health, postsecondary education,  infrastructure and training. At present, Ontarians receive less federal support in these areas than Canadians in other provinces and territories.  The Ontario Government will therefore continue to press the federal government to honour the funding commitments it has already made and to take additional measures to treat Ontarians fairly.

Ontario's  economic  foundation  remains strong.  The  government's  prudent and disciplined  approach,  in  addition  to  ongoing  strategic  investments  in  a well-educated and highly skilled population,  a high-quality health care system, reliable,  modern  infrastructure  and key economic  sectors,  will  continue to strengthen the economy and ensure that the province is well positioned to manage both the challenges and opportunities ahead.

==========================================================================================================
ANNEX I
              ONTARIO'S ECONOMIC AND REVENUE OUTLOOK
===============================================================================================================================
SECTION I: STRENGTHENING ONTARIO'S ECONOMIC ADVANTAGE

         Ontario's economy is fundamentally strong and has been resilient in the face of adverse external economic forces.
         In the first half of 2006, economic growth was supported by domestic demand, with consumer spending and business investment growing solidly. Ontario has created 254,100 net new jobs since October 2003, and the unemployment rate has fallen to an average of 6.4 per cent so far this year-- the lowest in five years.

         However, record-high oil prices, the stronger Canadian dollar and a weaker outlook for economic growth in the
         United States-- Ontario's largest trading partner-- have led to slower projected economic growth than anticipated in the March 2006 Budget. Still, growth is expected to strengthen over the medium term and private-sector forecasters expect Ontario to grow faster than most G7 economies over the 2006 to 2009 period.

         Over the past three years, the government has managed the Province's finances prudently, while making key investments in health care, education and infrastructure. This economic strategy has prepared the Province well to weather this temporary period of slower economic growth.

ONTARIO'S ECONOMIC PLAN-- BUILDING PROSPERITY

         Today's increased globalization means that Ontario faces a more challenging and competitive environment than ever before. Ontario's future prosperity depends largely on its ability to continue to adapt, innovate and strengthen its competitive advantage.

         Ontario's strength is due, in large part, to the diversity of its economy and of its people. The government's economic plan is to strengthen the province's economic advantage and build opportunity through investments in infrastructure, electricity, education, research and innovation, and key economic sectors, while maintaining a competitive tax and business environment.

         Sound fiscal management is a vital part of the government's plan for sustainable prosperity. A strong fiscal position increases private-sector confidence, which in turn stimulates private-sector investment in Ontario, leading to stronger economic growth.

         The government's economic plan focuses on several important components:

o        renewing Ontario's infrastructure
o        investing in reliable electricity supply
o        supporting research and innovation
o        building a highly educated and skilled workforce
o        ensuring a competitive economic environment
o        strengthening key sectors and regions.

         RENEWING ONTARIO'S INFRASTRUCTURE

         A crucial component of Ontario's economic plan is renewing the province's infrastructure. The 2005 Budget announced that, over the following five years, the government and its partners will invest more than $30 billion in public infrastructure under the ReNew Ontario plan. As well, in the 2006 Budget, the government announced Move
         Ontario, an additional $1.2 billion one-time investment in public transit, municipal roads and bridges.

         The government's infrastructure projects, particularly in transit, health and education, will improve the productivity and long-term growth prospects of Ontario's economy, and during the construction period they will support close to half a million jobs over the next several years.

-------------------------------------------------------------------------------------------------------------------------------
Infrastructure Investment for Economic Prosperity
Public infrastructure is vital to Ontario job creation and economic prosperity, quality of life and delivery of public services. The government is investing to renew and expand Ontario's infrastructure to provide a solid foundation for growth with:
o        a five-year ReNew Ontario plan to invest more than $30 billion in infrastructure
o        a $1.2 billion investment in transportation infrastructure, including $838 million in new funding for public transit in the Greater Toronto Area (GTA) and $400 million in new funding for Ontario's roads and bridges in municipalities primarily outside the GTA, with special emphasis on rural and northern communities
o        more than 100 major hospital improvement and modernization projects across Ontario; 36 long-term care (LTC)
         expansion and redevelopment projects completed; and, as announced in June 2006, more than
         $1 billion in additional support for hospital construction
o        more than 3,000 urgent education repair and construction projects; creating 14,000 new graduate school spaces across the province by 2009-10; and increasing first-year enrolment at Ontario medical schools by 23 per cent by opening new campuses and creating new spaces
o        a new five-year, $3.4 billion Southern Ontario Highways Program to support key transportation and trade corridors in southern Ontario, adding 130 kilometres of highway and 64 bridges, and repairing 1,600 kilometres of highway and 200 bridges
o        a $1.8 billion Northern Ontario Highways Strategy, expanding the northern highway system by more than
         60 kilometres and over 50 bridges, and repairing 2,000 kilometres of highway and 200 bridges over five years
o        more than $1.6 billion of provincial gas tax revenues in municipal transit systems by 2010 to strengthen public transit and increase ridership in Ontario
o        up to $900 million, together with the federal government and municipal partners, through the Canada-Ontario
         Municipal Rural Infrastructure Fund (COMRIF) to upgrade critical local infrastructure such as roads and bridges and water and wastewater systems
o        the federal government and other partners, more than $800 million for Canada-U.S. border infrastructure improvements in Windsor, Niagara, Sarnia and Sault Ste. Marie to enhance the flow of trade with Ontario's largest trading partner
o        fast-tracking of a number of infrastructure projects, generating immediate economic activity and boosting job creation.
-------------------------------------------------------------------------------------------------------------------------------

         RELIABLE ELECTRICITY SUPPLY AND PRICE STABILITY

         Reliable electricity supply and price stability, which keep Ontario's economy competitive and benefit all consumers, are central to the government's plan. The government has taken action to establish a 20-year plan for sustainable, reliable clean energy in the future.

-------------------------------------------------------------------------------------------------------------------------------
Investing in Ontario's Electricity Infrastructure and Improving Price Stability
Investments in Ontario's electricity infrastructure are essential to supporting and enhancing Ontario's economic competitiveness and promoting a more prosperous Ontario. Predictable and stable pricing benefits all consumers.

o        Since October 2003, more than 3,000 megawatts of power have come online-- enough power for about 1.8 million homes.
o        About 8,500 megawatts of electricity supply projects are underway for new and refurbished generation, and conservation and demand management, adding enough power for about 3.7 million homes over the next five years.
o        About $11 billion in investments are being made in the projects for new and refurbished generation.
         At the peak of construction activity, over 5,000 workers will be directly employed at these projects, plus many thousands more working in factories to supply new materials and equipment to them.
o        The government has a target to double by 2025 the province's renewable energy sources, including wind, solar and water, to 15,700 megawatts, making Ontario a leader in clean energy.
o        The government has initiated up to $2 billion of spending on conservation programs over the next several years. To promote conservation, the government is also moving forward on the installation of 800,000 smart meters in Ontario homes and businesses by 2007, and all homes and businesses by 2010.
o        To promote reliable delivery of electricity, Hydro One is planning to invest $755 million in 2006, and more than
         $1.2 billion in each of 2007 and 2008, to sustain, expand and reinforce its transmission and distribution systems.
o        The government is also promoting consolidation efficiencies in the electricity distribution sector through a two-year exemption from the electricity transfer tax for sales of electricity assets between publicly owned utilities, as announced on October 17, 2006. Previous transfer tax exemptions have led to efficiency savings of 10 to 30 per cent in operations, maintenance and administration costs.
o        Effective April 1, 2005, the government set an average price of 4.5 cents per kilowatt hour ((cent)/kWh) on the output of
         Ontario Power Generation's (OPG) regulated assets, which produce about 40 per cent of Ontario's electricity generation.
o        The government extended and adjusted the transitional revenue limit on most of the output from the rest of OPG's assets:
         4.6(cent)/kWh from May 1, 2006 to April 30, 2007
         4.7(cent)/kWh from May 1, 2007 to April 30, 2008
         4.8(cent)/kWh from May 1, 2008 to April 30, 2009.
o        The government has also established a regulated price plan (RPP) for residential and small business consumers, with prices set periodically by the Ontario Energy Board (OEB). On October 11, 2006, the OEB announced that RPP prices would be reduced by 0.3(cent)/kWh, effective November 1, 2006.
-------------------------------------------------------------------------------------------------------------------------------
         RESEARCH AND INNOVATION

         Ontario's highly skilled and diverse workforce, competitive taxes, research and development incentives, and excellent infrastructure all contribute to the province's positive environment for innovation. In fact, half of
         Canada's industrial research and development is carried out in this province.

-------------------------------------------------------------------------------------------------------------------------------
Investing in Research and Innovation
Together with researchers, universities and entrepreneurs, the government is expanding research, commercialization and outreach programs. The government's $1.7 billion investment over the five years to 2009-10 includes:
o        $550 million for the Ontario Research Fund to support research excellence and infrastructure
o        $160 million for the Ideas to Market Strategy to move discoveries rapidly from lab to marketplace
o        $286 million for the Ontario Cancer Research Network and Ontario Institute for Cancer Research
o        $100 million for the Perimeter Institute for Theoretical Physics and Institute for Quantum Computing in Waterloo to
         help position Ontario for the next revolution in high-speed computing
o        $42 million for new awards to recognize and support the achievements of Ontario's researchers and innovators
o        $26 million for the development and expansion of commercialization centres in Hamilton and Toronto
o        nearly $4 million for youth science and technology outreach.
-------------------------------------------------------------------------------------------------------------------------------

         A HIGHLY EDUCATED AND SKILLED WORKFORCE

         One of Ontario's most important competitive advantages is its highly skilled and well-educated workforce. The
         Province is investing in the skills and knowledge of its people through Reaching  Higher, its historic $6.2 billion investment in postsecondary education, which will provide higher quality and more accountability and opportunity, including initiatives for those now underrepresented in higher education. As well, the creation of a
         $2.1 billion Jobs and Skills Renewal Strategy supports thousands of new apprenticeships and programs to fully utilize the skills of Ontarians. The Province continues to call on the federal government to honour the Labour
         Market Partnership Agreement, which funds a portion of this strategy.

-------------------------------------------------------------------------------------------------------------------------------
Investing in People
A key driver of a strong economy and job opportunity is a well-educated and highly skilled workforce.
The Ontario Government has invested to strengthen the competitive advantage found in its people by:

Creating prosperity through postsecondary education:

o        increasing full-time enrolment by 86,000 students
o        doubling student assistance to make education affordable, benefiting 145,000 students this year
o        limiting student debt to $7,000 per completed year of study; bringing back upfront grants; and limiting average tuition increases
o        committing $55 million by 2009-10 to create more opportunities for Aboriginal peoples, persons with disabilities, francophones and students first in their families to pursue higher education
o        increasing operating funding by 35 per cent by 2009-10 to hire new faculty, improve student services and enhance libraries, laboratories and equipment.
Modernizing the training and employment system:

o        $1.2 billion in new funding annually by 2009-10 provided through three labour market and immigration agreements with the federal government
o        building on these new resources, a $2.1 billion Jobs and Skills Renewal Strategy to help students pursue skilled trades, create training incentives for employers and help workers upgrade their skills
o        over $100 million annually for apprenticeship; on track to meet the annual goal of 26,000 new registered apprentices by 2007-08
o        an Apprenticeship Training Tax Credit (ATTC) to encourage businesses to create apprenticeship opportunities
o        $15 million by 2007-08 to expand Academic Upgrading for early school leavers
o        $52 million this year to help 56,000 young people get summer jobs
o        up to $45 million in a Youth Challenge Fund and a $28 million Youth Opportunities Strategy to help at-risk youth succeed
o        providing new funding for services and programs to help job-threatened or laid-off workers find new jobs.
Creating better opportunity for new Canadians:

o        introduced on June 8, 2006, Bill 124, the Fair Access to Regulated Professions Act, to ensure internationally trained individuals are given fair and transparent access to Ontario's regulated professions
o        over $130 million in 2006-07 to help newcomers settle, improve their language skills and find employment
o        $34 million for 60 bridge-training programs, helping more than 6,000 newcomers
o        positions for internationally trained medical graduates doubled to 200.
-------------------------------------------------------------------------------------------------------------------------------

         A COMPETITIVE ECONOMIC ENVIRONMENT

         Ontario's economic plan focuses on ensuring taxes are competitive. Strong capital investment by the business sector is a major source of long-term productivity growth, which leads to higher living standards.

-------------------------------------------------------------------------------------------------------------------------------
Creating a More Competitive Tax Climate for Business
The government has announced several measures to further support job creation and enhance Ontario's competitiveness including:
o        A five per cent capital tax rate cut beginning in 2007 and a legislated plan to eliminate Ontario capital tax entirely by 2012.
o        A proposed enhanced dividend tax credit that would provide $40 million this year and up to
         $120 million on full implementation to encourage investment in Ontario corporations and to provide better integration of the corporate and personal income tax systems.
o        A single corporate tax administration that would allow businesses to spend less time on paperwork, and more time creating jobs and fostering a strong, prosperous economy. The benefits, when fully implemented, will include:
         up to $100 million annually in compliance cost savings from one tax form, one tax administration and one set of tax rules
         a $90 million annual income tax cut for Ontario businesses, due to corporate income tax harmonization, that will primarily benefit the manufacturing, wholesale and retail trade, and film production sectors
         continued Ontario support for research and development (R&D) and innovation with a
                  4.5 per cent non-refundable tax credit to replace the current R&D tax deduction continued Ontario income tax support for the mining sector.

(See Annex IV, Corporate Tax Harmonization, for details.)
-------------------------------------------------------------------------------------------------------------------------------

         As part of its plan, Ontario is modernizing its business and financial regulation to maintain an attractive business climate, stay ahead of global markets and build on Ontario's economic advantage. A competitive regulatory framework protects consumers and investors and is also key to a positive business climate and a growing economy.

         Providing excellent, publicly funded health care is another important part of Ontario's economic advantage because it lowers costs to business and supports the productivity of Ontario's workforce.

-------------------------------------------------------------------------------------------------------------------------------
Modern Business and Financial Services Regulation
To help support a growth-oriented business environment, the Ontario Government:

o        is working with its partners to offer a wide range of government information relevant to business through
         ServiceOntario. It has made it easier to access important information, government forms and services, including searching, registering and changing information. There are also links to industry-specific information and other support services for Ontario businesses.
o        is modernizing its corporate and commercial law framework to help businesses compete in the global economy.
o        is updating Ontario's laws on the transfer of securities that are held in electronic form. The Canadian Capital
         Markets Association reports that the benefit of improved trade processing, which it estimated at $140 million per year across Canada, could be at risk without these changes.
o        is streamlining securities regulation by working to expand harmonized approaches across jurisdictions and is engaging other jurisdictions to move to a common securities regulator.
o        is protecting investors through civil liability for secondary-market disclosure, more robust corporate and investment fund governance and enhanced financial reporting.
o        is proposing amendments to the Credit Union and Caisses Populaires Act, 1994, and has introduced a bill to replace the Mortgage Brokers Act.
o        has introduced legislation to allow Ontario's farm mutual insurance companies, and other provincially incorporated insurers, to operate under investment and corporate governance rules similar to those at the federal level.
o        is harmonizing the Province's air emissions reporting standards with federal regulations to save time and money for businesses.
-------------------------------------------------------------------------------------------------------------------------------

         KEY SECTORS AND REGIONS

         The Ontario economy is continually adapting to both transitory and longer-lasting changes in the external environment. In addition, various industries and regions face unique issues.

         Ontario's regions can achieve the best possible outcomes and the highest standard of living by being adaptable and by building on the strength of Ontario's highly educated and skilled workforce. Government, working with industry and community groups, can help ensure that the best possible long-term outcomes are achieved.

         STRONG, SUSTAINABLE COMMUNITIES

         A strong economy and strong communities reinforce each other in generating wealth and opportunities. Together, they are key to a sustainable and responsive economy that is innovative and competitive and supports a high quality of life.

         The government has demonstrated its commitment to building strong, sustainable communities through such initiatives as the Places to Grow Act, the Green Belt Plan and Planning Act reform. These advances in planning complement substantial investments in infrastructure and Ontario's ongoing efforts to enhance effective partnerships with other levels of government.

-------------------------------------------------------------------------------------------------------------------------------
Building Effective Partnerships
Municipal Act, 2001 Reform

o        Introducing amendments to the Municipal Act, 2001, that, if passed, will strike a balance of appropriate powers and accountability for all municipalities, while recognizing their unique needs.
Stronger City of Toronto for a Stronger Ontario Act

o        Realizing a new vision for Toronto-- an economically strong, socially and culturally vibrant, and environmentally sustainable city-- through the Stronger City of Toronto for a Stronger Ontario Act. The government is the first to recognize Toronto in legislation as a responsible, accountable government with broad permissive powers.
Provincial-Municipal Fiscal and Service-Delivery Review

o        Embarking with the municipal sector on a review of the provincial-municipal relationship.
         The review will be broad in scope, and include funding, service delivery and service governance.
         Its aim is to develop long-term, sustainable options for both levels of government.
-------------------------------------------------------------------------------------------------------------------------------

         AGRICULTURE AND RURAL ONTARIO

         Ontario has the largest agriculture sector of any province, with sales of $8.2 billion in 2005. The government recognizes that Ontario farmers face challenges from a variety of external factors-- low international commodity prices, the stronger Canada-U.S. exchange rate and changing consumer preferences. The Province is working to maintain a strong, sustainable farm sector and to promote innovation for success in the future. Ontario provides significant support to the province's farmers through a number of important measures.

-------------------------------------------------------------------------------------------------------------------------------
Building Opportunity for Farmers and Rural Ontarians
On September 19, 2006, the Premier announced $185 million for farmers and rural Ontario:

o        $110 million directly to farmers for transitional funding while moving to a better method of valuing inventory under the Canadian Agricultural Income Stabilization (CAIS) program and to continue the Self-Directed Risk Management program
o        $75 million for investments in rural infrastructure and economic development.
Other important Ontario initiatives to support farmers include:
o        the new Premier's Award for Agri-Food Innovation Excellence-- a range of awards will be given, with the Premier's
         Award and the Minister's Award to be presented at the Premier's 2007 Agri-Food Summit
o        $25 million in 2005-06 for the University of Guelph's animal health laboratory, $10 million in 2005-06 for an
         Ontario livestock and poultry traceability system, and $1 million in 2005-06 for advanced research into hardier grape varietals
o        $265 million in 2005 from the retail sales tax exemption for farm products and goods used in agriculture
o        $300 million in 2006 from the farm property class tax-rate reduction
o        over $800 million from 2003-04 to 2005-06 for farm income stabilization and support
o        over $40 million in tax relief from the fuel tax exemption for coloured fuel used in farm equipment
o        making an initial $7 million available immediately to help farmers and small rural businesses take early action to protect drinking water.
-------------------------------------------------------------------------------------------------------------------------------

         NORTHERN ONTARIO

         The coming years hold unique opportunities and challenges for the economy of northern Ontario. The government is working with the people of this region to prepare for these challenges and build a prosperous future. It is also supporting industries, such as mining and forest products, investing in critical infrastructure and fostering the growth of new companies.

-------------------------------------------------------------------------------------------------------------------------------
Supporting New Opportunities and New Ideas in Northern Ontario
The government is investing in emerging sectors and infrastructure projects in transportation, health care and education by:
o        establishing a Bio-Energy Research Centre in Atikokan
o        investing $1.8 billion over five years under the Northern Ontario Highway Strategy and $56 million in immediate investments in roads and bridges under Move Ontario
o        opening a new Northern Ontario School of Medicine in 2005, with campuses in Thunder Bay and Sudbury.
The government is implementing the Northern Prosperity Plan through:
o        the Go North Investor Program to help raise the international profile of northern Ontario and its communities as a competitive investment location
o        a $60 million annual contribution to the Northern Ontario Heritage Fund Corporation (NOHFC) whose refocused mandate promotes private-sector job creation, while continuing to invest in public infrastructure projects that support economic development. Young northerners are taking advantage of NOHFC programs for internships, co-op placements and support for entrepreneurs
o        four Northern Development Councils to engage northerners on issues of importance to them.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Forest Products Sector Investments
Since June 2005, Ontario has announced $900 million in assistance available over five years for the forest sector to encourage greater efficiency, higher-value production and reduced delivered wood costs:

o        $350 million over five years in loan guarantees to stimulate new investments in value-added manufacturing, energy conservation and energy co-generation
o        $150 million over three years in Forest Sector Prosperity Fund grants to leverage new capital investments-- support was recently announced for investments in forest product facilities in the communities of Earlton, Sault Ste. Marie and Thunder Bay
o        $75 million annually for the construction and maintenance costs of primary and secondary forest access roads
o        $70 million in a one-time stumpage fee refund for 2005-06
o        $10 million annually by 2007-08 to enhance the Forest Resource Inventory
o        $3 million annually for three years to reduce timber fees for poplar veneer and white birch
o        $1 million annually starting in 2006-07 for an Ontario Wood Promotion program to enhance value-added manufacturing.
The government has so far received 35 applications for funding from the prosperity fund and loan guarantee program that, if approved, would result in more than $1.2 billion in new investment in Ontario's forest products sector.

The recent agreement to streamline administration of Ontario's corporate tax system will also foster a stronger forestry sector through reduced compliance costs and continued support of R&D and innovation.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Strong Growth Continues in Ontario's Mining Sector
Ontario has a well-established and dynamic mining industry that is recognized throughout the world. Supported by high commodities prices, the industry's mineral production value exceeded $7 billion in 2005. The mining sector employed over
23,000 people in Ontario in 2005.
Ontario's mining sector continues to prosper and attract foreign investment. For example,
De Beers Canada has started construction towards opening Ontario's first diamond mine close to Attawapiskat in 2008.
Through new initiatives like Ontario's Mineral Development Strategy, the Ontario Government is working with the mining sector, stakeholders and Aboriginal partners on a strategy to promote long-term sustainability and enhance the mineral sector's global competitiveness. The strength of Ontario's mining sector has helped the Toronto Stock Exchange (TSX) grow into a world leader in mining finance.
In the 2006 Budget, the government announced $10 million to support the launch of the new Centre for Excellence in Mining
Innovation at Sudbury's Laurentian University, and the 2005 Budget announced
$15 million for geological mapping in the Far North.
Tax support for the mining sector will continue under the recent agreement to streamline administration of Ontario's corporate tax system, which will also foster a stronger mining sector by reducing compliance costs.
-------------------------------------------------------------------------------------------------------------------------------
         TOURISM

         Ontario's tourism industry employed more than 257,000 people in September 2006, accounting for four per cent of
         Ontario's total employment. In 2005, the tourism industry contributed $11 billion (or 2.5 per cent) to Ontario's
         GDP. From 1995 to 2005, tourism employment grew by 24 per cent in Ontario, compared with 23 per cent in the rest of Canada and 16 per cent in the United States.

-------------------------------------------------------------------------------------------------------------------------------
Support to the Tourism Industry
In the 2005 Budget, the government announced $5 million in marketing efforts to promote Ontario's cultural facilities. In the
2006 Budget, the Province announced a number of new initiatives to benefit the tourism industry:

o        $49 million to support capital construction projects for Ontario's major cultural agencies and attractions: the
         Royal Ontario Museum, Art Gallery of Ontario, Canadian Opera Company, National Ballet School, Royal Conservatory of
         Music and Gardiner Museum of Ceramic Art
o        $10 million to the Ontario Heritage Trust
o        $1 million for the development and production of plans for the 2007 Toronto International Arts Festival.
The completion of Toronto's cultural renaissance by 2008 will also boost tourism in Ontario.
The government will introduce a new campaign to encourage Ontarians to travel and vacation in Ontario, boosting economic activity and tourism-related jobs.
-------------------------------------------------------------------------------------------------------------------------------

         MANUFACTURING

         A number of policies and investments aim to strengthen Ontario's manufacturing capacity and enhance opportunities for other sectors in an evolving economy.  They help Ontario's diversified economy meet the challenges and opportunities that arise in world markets.

-------------------------------------------------------------------------------------------------------------------------------
Investing to Attract High-value Jobs
Ontario's future prosperity is closely linked to the growth of high-value jobs in all sectors of its economy.
To attract these jobs to the province, the government:
o        introduced the $500 million Advanced Manufacturing Investment Strategy to encourage companies to invest in leading-edge technologies and processes.

Maintaining Ontario's Position as North America's Auto Leader
Ontario's strategic investments, including the $500 million Ontario Automotive Investment Strategy, have attracted about $7 billion in investments supporting highly skilled, high-paying jobs:
o        General Motors: Oshawa, St. Catharines, Ingersoll-- $2.5 billion
o        Linamar: Guelph-- $1.1 billion
o        Toyota: Woodstock-- $1.1 billion (first Ontario greenfield auto plant in almost 20 years)
o        Ford: Oakville-- $1 billion
o        DaimlerChrysler: Windsor, Brampton-- $768 million
o        Navistar: Chatham, Windsor--$270 million
o        Honda: Alliston-- $154 million
o        Nemak: Windsor-- $100 million
o        Valiant: Windsor-- $93 million.
The auto sector continues to evolve and restructure. Ontario's positive investment climate is helping attract automakers to produce new models such as the redesigned Camaro in Oshawa.

Key Tax Measures That Benefit Ontario's Manufacturing Sector
o        a corporate income tax (CIT) rate that is two percentage points below the general CIT rate
o        a five per cent rate cut in Ontario's capital tax beginning in 2007 and a legislated plan to eliminate the capital tax entirely by 2012
o        doubling of the non-capital loss carry-forward period from 10 to 20 years
o        a proposed enhanced dividend tax credit to encourage Ontarians to invest in Canadian corporations, including manufacturers
o        a 25 to 30 per cent refundable tax credit for businesses hiring apprentices in industrial, construction, motive power and certain service trades
o        corporate tax incentives for research and development
o        a retail sales tax (RST) exemption for production machinery and equipment
o        an RST exemption for reinforced concrete used to make production machinery and equipment
o        an RST exemption for materials incorporated into goods for sale
o        an Employer Health Tax (EHT) exemption for small businesses, including manufacturers.
-------------------------------------------------------------------------------------------------------------------------------

INVESTING IN JOBS AND ECONOMIC GROWTH

         Over the past three years, the government has managed the Province's finances prudently, while making key investments in health care, education and infrastructure. This economic strategy has laid the foundations for long-term competitiveness.

         Building on this strategy, and to assist the workers and communities most affected by slower growth in the economy, the government is allocating a portion of the proceeds of the Teranet initial public offering (IPO) to promote additional job creation while strengthening the social and economic foundations for long-term prosperity.

-------------------------------------------------------------------------------------------------------------------------------
A Strategy to Further Boost Jobs and Economic Renewal
The government will boost jobs and economic growth through a renewed focus on four key areas:
Focused Training and Job Services

The government will provide new funding for services and programs to help job-threatened and laid-off workers find new jobs, including:
o        sending special teams into communities where plants have closed to help develop re-employment action plans for affected workers
o        customized training, skills upgrading, job placement and job relocation services
o        workplace literacy programs to help workers learn new processes and technologies
o        helping laid-off apprentices find new placements and accelerating their in-school learning.
Fast-Tracking Infrastructure Projects

The government will fast-track a number of infrastructure projects, generating immediate economic activity and boosting job creation.

Encouraging Ontario Tourism

The government will introduce a new campaign to encourage Ontarians to travel and vacation in Ontario, boosting economic activity and tourism-related jobs.

Strengthening Interprovincial Trade

 The government will strengthen interprovincial trade links to match industrial needs in Alberta with the industrial capacity in Ontario and will explore the merits of joining the Alberta-British Columbia trade agreement.
-------------------------------------------------------------------------------------------------------------------------------

===========================================================================================================================
SECTION II: ONTARIO'S ECONOMIC OUTLOOK

         This section addresses Ontario's economic outlook for 2006 to 2009.(1) The economic forecast underlying the fiscal plan is prudent, taking into account external developments and continuing risks. The Ministry of Finance is projecting real gross domestic product (GDP) growth of 1.6 per cent for 2006, 2.0 per cent in 2007, 3.0 per cent in 2008 and 3.1 per cent in 2009. These projections are below the average private-sector forecast in every year. The economic outlook supports the forecast for taxation revenue growth in 2006-07 and the following two years outlined later in this Annex.

         Over the medium term, Ontario's economic growth could be better than current private-sector forecasters anticipate. The factors that will help bring about stronger growth are taking shape. Recently, energy prices have fallen faster than had been expected, boosting consumer and business confidence. If prices continue to decline, this will increase discretionary consumer spending while lowering business costs. Interest rates are low by historical standards and central banks, including the Bank of Canada and U.S. Federal Reserve, could cut interest rates to stimulate growth. The Canadian dollar has weakened recently and could fall below current projections, improving Ontario's competitive position and providing much-needed relief to Ontario's export-oriented manufacturing sector.

ONTARIO ECONOMIC OUTLOOK
(PER CENT)
                                                       2004         2005         2006p        2007p         2008p        2009p
                                               ------------- ------------ ------------- ------------ ------------- ------------
Real GDP Growth                                         3.1          2.8           1.6          2.0           3.0          3.1
Nominal GDP Growth                                      5.2          4.1           3.0          3.7           4.7          4.8
Unemployment Rate                                       6.8          6.6           6.3          6.3           6.2          6.1
CPI Inflation                                           1.9          2.2           1.9          1.6           1.8          1.8
p = projection.
Sources: Statistics Canada and Ontario Ministry of Finance.

         In order to establish its fiscal plans, the government consults with private-sector forecasters in developing its economic projections. As part of the Fiscal Transparency and Accountability Act 2004, the Minister of Finance has
         established the Ontario Economic Forecast Council to provide advice on economic projections and assumptions. The council members are Peter Dungan from the University of Toronto, Ernie Stokes from the Centre for Spatial
         Economics, and Glen Hodgson of the Conference Board of Canada.

         At the time of the 2006 Ontario Budget, private-sector forecasters were, on average, calling for real GDP growth of 2.6 per cent in both 2006 and 2007, 3.1 per cent in 2008 and 3.4 per cent in 2009. Since that time, projections have been revised down, largely reflecting the negative impact of higher oil prices, the stronger
         Canadian dollar and weaker U.S. growth projections. Currently, the average private-sector forecast for Ontario is
         1.7 per cent in 2006, 2.1 per cent in
         2007, 3.1 per cent in 2008 and 3.2 per cent in 2009.

------------------------------------------------------------------------------------------------------------------------------
PRIVATE-SECTOR FORECASTS FOR ONTARIO REAL GDP GROWTH
(PER CENT)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------ --------------- ---------------- ---------------- ---------------
                                                                       2006             2007             2008            2009
                                                             --------------- ---------------- ---------------- ---------------
Conference Board of Canada (October)                                    1.6              2.4              3.3             3.3
Global Insight (October)                                                2.0              2.3              2.6             3.0
Centre for Spatial Economics (June)                                     2.7              2.2              2.8             3.1
University of Toronto (October)                                         1.0              1.7              3.0             3.4
BMO Financial Group (October)                                           1.8              2.3                -               -
RBC Financial Group (October)                                           1.5              2.0                -               -
Scotiabank Group (October)                                              1.9              2.0                -               -
TD Bank Financial Group (September)                                     1.8              2.0              3.6               -
BMO Capital Markets (October)                                           1.4              2.0                -               -
CIBC World Markets (October)                                            1.4              1.8                -               -
------------------------------------------------------------ --------------- ---------------- ---------------- ---------------
Private-Sector Survey Average                                           1.7              2.1              3.1             3.2
Ontario's Planning Assumption                                           1.6              2.0              3.0             3.1
------------------------------------------------------------ --------------- ---------------- ---------------- ---------------
Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (October 2006).
------------------------------------------------------------------------------------------------------------------------------

CHANGES IN THE GLOBAL ECONOMIC ENVIRONMENT

         Ontario continues to face challenges due to external forces that have affected its growth outlook since the 2006
         Ontario Budget in March. Oil prices are higher than expected. The Canadian dollar surged to a 28-year high of over 91 cents US in May 2006, and forecasters have increased medium-term projections for its value. As well, the
         U.S. economic growth outlook has weakened.

         One of the biggest changes in the assumptions underlying the economic forecast is the outlook for oil prices.
         After the 2006 Ontario Budget, oil prices continued to rise, setting a new record for four consecutive months from April to July. Since then, prices have fallen to around $60 US a barrel. Oil price forecasts are, on average, about $10 US per barrel higher than they were at the time of the 2006 Ontario Budget. Higher oil prices reduce the amount of money available for households to spend on other goods and services and increase costs for businesses.

         Private-sector forecasts for the Canadian dollar are, on average, over two cents higher than projected at the time of the March Budget. The high value of the Canadian dollar, as well as increased competition from emerging industrialized economies (such as India and China), are leading to restructuring in Ontario's export-oriented manufacturing sector. While some plants have eliminated jobs or shut down, others have become more innovative, investing in new technologies and increasing equipment investment. In many cases, this has led to higher productivity-- securing existing jobs and creating new ones.

         While U.S. economic growth is expected to slow from 3.4 per cent in 2006 to 2.6 per cent in 2007, the Blue Chip
         Economic Indicators survey projects it will rebound to 3.1 per cent in both 2008 and 2009. Much of the weakness in U.S. growth is due to the slowdown in the U.S. housing market.

         Although there is a wide range of views regarding the future direction of monetary policy, forecasters are, on average, calling for interest rates to remain near current levels through 2007 and to edge higher in 2008.

         The following table highlights the changes since the Budget in the average private-sector forecast of the key external factors that affect Ontario's economic growth.

KEY EXTERNAL FACTORS AFFECTING ONTARIO'S ECONOMY
AVERAGE PRIVATE-SECTOR FORECAST
                                          2006                      2007                       2008                 2009
                                ------------------------- -------------------------- ------------------------- ----------------
                                     2006           2006       2006            2006       2006           2006             2006
                                   Budget    Fall Update     Budget     Fall Update     Budget    Fall Update      Fall Update
                                ---------- -------------- ---------- --------------- ---------- -------------- ----------------
Canadian Dollar (Cents US)           86.6           88.5       86.9            88.8       85.9           89.1             88.5
Crude Oil                            60.5           67.2       56.6            64.3       49.9           63.0             59.4
($ US per Barrel)
U.S. Real GDP Growth (Per             3.4            3.4        3.0             2.6        3.1            3.1              3.1
Cent)
Three-month Treasury Bill             3.9            4.0        4.1             4.0        4.3            4.2              4.4
Rate (Per Cent)
10-year Government Bond Rate          4.3            4.3        4.6             4.2        5.2            4.8              5.1
(Per Cent)

Sources: Blue Chip Economic Indicators (October 2006) and Ontario Ministry of Finance Survey of Forecasts (October 2006).

         The next table shows the typical range for the first- and second-year impact of these external factors on Ontario real GDP growth. These estimates are based on historical relationships and illustrate the upper and lower limits for the average response. They show the implications of changes in key assumptions in isolation from changes to other external factors. The combination of other circumstances can also have a substantial bearing on the actual outcome. The range of possible impacts reflects a variety of factors. For example:

o        A percentage point decrease in U.S. real growth would reduce Ontario real GDP growth by 0.3 to 0.7 percentage points in the first year. In this case, the range in part reflects the fact that the impact on Ontario growth depends on the composition of U.S. growth.

o        A five-cent rise in the Canadian dollar would reduce Ontario real growth by 0.2 to 0.9 percentage points in the first year. This range reflects a number of uncertainties, such as to what extent firms pass lower import costs through to domestic prices for goods and services in Canada.

o        A sustained $10 US per barrel increase in the price of world crude oil would lower U.S. growth and trim Ontario's real growth by 0.3 to 0.7 percentage points in the first year. The range is due in part to uncertainty regarding the degree to which higher energy costs affect consumer and business expectations and behaviour.
                This impact assumes a matching rise in the price of natural gas-- a substitute energy source.

o        A one percentage point rise in nominal interest rates would reduce Ontario real GDP growth by 0.1 to 0.5 percentage points in the first year. Real growth would be reduced further in the second year, owing to the time it takes for monetary policy changes to affect spending. Higher interest rates discourage interest-sensitive spending, such as housing and durable-goods purchases. The range reflects, in part, the extent to which higher interest income would offset the negative impact.

IMPACTS OF CHANGES IN KEY ASSUMPTIONS ON ONTARIO REAL GDP GROWTH(1)
(PERCENTAGE POINT CHANGE)
                                                                                             First Year            Second Year
                                                                              -------------------------- ----------------------
Canadian Dollar Appreciates by Five Cents US                                             (0.2) to (0.9)         (0.7) to (1.4)
World Crude Oil Prices Increase by $10 US per Barrel                                     (0.3) to (0.7)         (0.1) to (0.5)
U.S. Real GDP Growth Decreases by One Percentage Point                                   (0.3) to (0.7)         (0.4) to (0.8)
Canadian Interest Rates Increase by One Percentage Point                                 (0.1) to (0.5)         (0.2) to (0.6)
(1) Impacts based on changes being sustained.
Parentheses denote declines.
Source: Ontario Ministry of Finance.

CHANGES IN THE ECONOMIC OUTLOOK FOR 2006

         The Ministry of Finance has revised its real GDP growth assumption for 2006 to 1.6 per cent, down from 2.3 per cent in the 2006 Ontario Budget and below the current private-sector average.

         The domestic side of the economy has performed well, leading to stronger-than-expected job creation. Despite softer real GDP growth, Ontario employment in 2006 is now expected to grow by 1.4 per cent-- above the Budget projection of 1.3 per cent.

         The outlook for retail sales continues to be buoyant. Housing activity has been stronger than expected, with housing starts projected to reach 75,000 units this year, up from the Budget projection of 73,500. Business investment in machinery and equipment is projected to be stronger than expected at the time of the Budget, but non-residential construction investment spending is projected to be somewhat slower.

         Exports have been softer than expected while imports have risen faster. The outlook for corporate profits has declined significantly since the Budget, reflecting ongoing high oil prices, a higher Canadian dollar and softening U.S. demand.

         The next table shows changes in key forecast components compared with the 2006 Ontario Budget projection.

THE ONTARIO ECONOMY IN 2006
(PER CENT CHANGE)
                                                                                                       2006               2006
                                                                                                     Budget        Fall Update
                                                                                         ------------------- ------------------
Real Gross Domestic Product                                                                             2.3                1.6
  Personal consumption                                                                                  2.8                3.1
  Residential construction                                                                            (2.1)              (1.2)
  Non-residential construction                                                                          5.9                4.5
  Machinery and equipment                                                                               7.9                8.7
  Exports                                                                                               2.5              (0.5)
  Imports                                                                                               3.4                3.5
Nominal Gross Domestic Product                                                                          4.5                3.0
Other Economic Indicators
  Retail sales                                                                                          4.2                4.2
  Housing starts (000s)                                                                                73.5               75.0
  Personal income                                                                                       4.7                4.6
  Wages and salaries(1)                                                                                 4.7                4.3
  Corporate profits                                                                                     3.8              (1.0)
  Consumer Price Index                                                                                  2.1                1.9
Labour Market
  Employment                                                                                            1.3                1.4
  Job creation (000s)                                                                                    85                 92
  Unemployment rate (per cent)                                                                          6.3                6.3
(1)      Includes supplementary labour income.
Source: Ontario Ministry of Finance.

         The short-term economic outlook is strongly influenced by external factors, such as oil prices, U.S. economic growth, the Canadian dollar and interest rates. The next section discusses the outlook for the external factors in more detail and the forecast for Ontario's exports. This is followed by a discussion of the outlook for jobs, household spending and investment.

OIL AND GAS PRICES
[Line graph showing the increase in crude oil prices between 1999 and 2006]

         Crude oil prices have more than tripled since early 2002, averaging about $68 US per barrel so far in 2006, and are on pace to break last year's record of $56.50 US per barrel. The main factors affecting energy markets in recent years-- strong global demand, heightened geopolitical risks, supply concerns and slow growth in oil production and refinery capacity-- continue to play a major role in 2006.

         After surging to a record high of more than $78 US per barrel in mid-July 2006, oil prices have now dropped to around $60 US per barrel, reflecting a decline in speculative pressures. For one thing, the 2006 Atlantic hurricane season has been less severe than expected, limiting storm damage to the Gulf Coast oil-producing region. In addition, U.S. crude inventories were well supplied at the end of the summer's busy driving season.

         Natural gas prices plunged 25 per cent in September to average $5.20 US per million British Thermal Units (MMBtu)
        -- the lowest monthly average in two years. They have averaged about $6.90 US per MMBtu so far in 2006, down from a record annual average of $9.00 US per MMBtu in 2005, but significantly higher than in 2002, when prices averaged $3.40 US per MMBtu. Mild weather last winter left natural gas inventories at high levels at the start of the summer. The less severe 2006 Atlantic hurricane season and slowing U.S. economy, coupled with robust natural gas inventories, were the key factors that pulled prices down recently. Barring any extreme weather or major geopolitical event, forecasters generally expect natural gas prices will average about $8.25 US per MMBtu each year over the forecast horizon.

         The cooling U.S. economy, which accounts for about one-quarter of global crude oil demand, could lead to softer global demand growth. However, strong growth in China, which has constituted 40 per cent of the increase in world oil demand over the past four years, will limit the slowdown in demand growth. The U.S. Energy Department estimates world oil demand will increase by 1.5 million barrels a day-- or 1.8 per cent-- in 2007, with over half the demand growth to come from the United States and China. U.S. oil demand is forecast to rise by 350,000 barrels a day-- or 1.7 per cent-- and Chinese consumption is projected to increase by 500,000 barrels a day-- or
         6.8 per cent-- in 2007.

[Bar chart showing crude oil prices from 2002 and forecasting through to 2009]

         Forecasters predict that crude oil markets will remain tight over the next few years and are calling for prices to average $67.20 US per barrel in 2006 and $64.30 US per barrel in 2007. Oil price volatility will likely persist, reflecting limited expected increases to surplus capacity in 2007, coupled with concerns about the market's ability to respond to a major supply disruption. Projections for oil prices range from $57.80 US per barrel to $71.80 US per barrel in 2007. Oil producers are pouring significant amounts into the exploration and development of both conventional and non-conventional sources of oil. As new capacity comes online over the medium term, the fundamentals will be in place to support a drop in crude oil prices.

         Higher oil and gas prices have a negative impact on the provincial economy and government revenues. Because the
         Ontario economy imports virtually all of its oil, it is vulnerable to sustained elevated oil prices. Higher oil and gas prices increase household expenses, reducing discretionary spending on other goods and services. For many businesses, higher gasoline and oil prices increase operating costs, reducing profits and their ability to fund new investments.

         For planning purposes, the Ministry of Finance forecasts oil prices to average $67.50 US per barrel in 2006,
         $65.00 US per barrel in 2007, $64.00 US per barrel in 2008 and $60.00 US per barrel in 2009.

U.S. ECONOMY
[Bar chart showing real GDP growth for the United States covering 2003 and forecasting through to 2009]

         The U.S. economy is expected to grow by 3.4 per cent in 2006. The pace of activity has slowed from 5.6 per cent at an annual rate in the first quarter to 2.6 per cent in the second quarter. Economists expect growth to moderate in the second half of this year and into 2007. The Blue Chip Economic Indicators survey calls for real
         GDP growth to slow to 2.6 per cent in 2007 and then rebound to 3.1 per cent in both 2008 and 2009.

         After increasing interest rates by 4.25 percentage points since June 2004, it appears the U.S. Federal Reserve may have ended its tightening cycle. Private-sector forecasters, on average, predict the Federal Reserve will remain on hold for the rest of the year and will cut rates by 0.50 percentage points next year as inflation eases and growth remains moderate.

         While most forecasters expect the U.S. economy to keep growing, there are significant risks to the outlook.
         Higher mortgage rates and lower housing affordability have caused residential construction to decline and home prices to soften. That reduces funds available through mortgage equity withdrawal to support consumer spending.

         The negative impact of the housing slowdown is likely to be cushioned by solid growth in labour income and lower projected gasoline prices and interest rates, which will support healthy consumer spending. In addition, profit margins remain high and business investment remains robust. Nonetheless, slower growth in the U.S. economy--
         Ontario's largest export market-- will have an impact on Ontario's economic growth.

[Bar chart outlining the current account deficits and surpluses for 2006 and 2007 for the United States, the Euro Zone, Japan, Canada, China and newly industrialized Asian countries.]

         There is also concern that record current account deficits and a high budget deficit could expose the U.S.
         economy to a potential cutback in foreign capital inflows. The U.S. federal budget deficit is projected to improve to $260 billion US in the 2006 fiscal year, or 2.0 per cent of GDP, compared with $318 billion US, or 2.6 per cent of GDP, in 2005. However, the U.S. current account deficit has continued to deteriorate, equivalent to
         6.6 per cent of GDP in the second quarter, up from 6.4 per cent of GDP in 2005. At the same time, current account surpluses in China and newly industrialized Asian countries have remained large. With active currency management in Asia, global savings have risen, holding global interest rates down and making it easier for U.S. consumers to borrow.

         Private-sector forecasters expect the U.S. current account deficit to show little improvement in 2007. The longer global imbalances last, the more vulnerable the United States may be to a sharper correction, affecting the value of the U.S. dollar. A steep decline in the U.S. dollar would likely result in considerably higher interest rates, which would be required to compensate foreign investors for the increased risk of holding U.S.-denominated debt.
         These factors would contribute to further weakening in consumer and business demand. If that were to happen,
         Ontario's exports would be hit by both a weak U.S. dollar and declining U.S. demand.

THE CANADA-U.S. EXCHANGE RATE
[Line graph tracking the Canadian dollar against the US dollar from 1991 and forcasting through to 2009.]

         The Canadian dollar has appreciated dramatically against the U.S. currency over the past four years. On a trade-weighted basis, the Canadian dollar has appreciated more than any other major currency since the beginning of 2002, reflecting high commodity prices and solid economic growth in Canada.

         The unprecedented rise of the dollar, along with growing competition from low-cost producers in newly industrializing countries, has created challenges for Ontario exporters. U.S. travel to Ontario has also been adversely affected by the strength of the dollar and other factors.

         Despite the high value of the Canadian dollar, Ontario industry remains competitive in the global marketplace.
         The higher dollar lowers the cost of imported machinery and equipment-- about 60 per cent of the Province's machinery and equipment is imported. This makes it easier for Ontario manufacturers to shift to producing higher-value products. The appreciation of the Canadian dollar has also benefited Ontario consumers by lowering prices of imported goods and helping to offset some of the impact of higher oil prices.

         Forecasters predict an easing in oil and other commodity prices. This should limit further appreciation of the
         Canadian dollar, removing some of the competitive pressures on the Ontario economy. The private sector expects the Canadian dollar to average 88.5 cents US in 2006, 88.8 cents US in 2007, 89.1 cents US in 2008 and 88.5 cents
         US in 2009.

         For planning purposes, it is assumed the Canadian dollar will average 88.5 cents US in 2006 and 89.0 cents US in
         2007 through 2009.

THE CANADIAN DOLLAR OUTLOOK
(CENTS US)
                                                                 2006p              2007p              2008p             2009p
                                                      ----------------- ------------------ ------------------ -----------------
Private-sector Average                                            88.5               88.8               89.1              88.5
High                                                              88.9               94.0               90.9              91.0
Low                                                               88.0               82.6               86.9              85.6
Ministry of Finance                                               88.5               89.0               89.0              89.0
p = projection.
Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (October 2006).

EXPORTS AND IMPORTS
[Bar chart contrasting imports and exports for Ontario real international and interprovincial trade from 2001 and forecasting through to 2009.]

         Ontario's exports are expected to decline modestly in 2006. The Province's real net trade surplus narrowed to
         $25.1 billion in the second quarter of 2006. This is due to a higher dollar, weaker demand in the United States and restructuring in the auto industry. The trend is expected to continue in 2007, with exports projected to increase by only 0.2 per cent. Ontario's exports are projected to rebound in 2008 and 2009, as U.S. growth picks up momentum and new auto product lines come on-stream.

         The auto sector accounted for 44 per cent of Ontario's merchandise exports in 2005, with 98 per cent of these exports destined for the United States. Ontario continues to be the largest motor-vehicle assembler in North
         America, surpassing Michigan in each of the past two years. With U.S. auto sales expected to decline to
         16.6 million in 2006 from last year's pace of 16.9 million, Ontario exporters are experiencing a decline in demand for auto parts and assembled vehicles. Private-sector forecasters predict U.S. auto sales will ease further to 16.4 million in 2007. In the medium term, Ontario auto exports will benefit from new production lines, including a Toyota plant in Woodstock scheduled to begin production in 2008 and the introduction of the newly designed Camaro in Oshawa in 2009.

         Industrial goods and materials exports (such as iron, steel, other metals, rubber and plastic), which account for
         19.2 per cent of Ontario's exports, comprise one of the strongest-growing export categories, up 6.4 per cent on a year-to-date basis. Declining commodity prices would likely restrain the value of exports over the forecast period.

[Bar chart showing Ontario's top six merchandise export partners by their share of Ontario's exports between 1995 and 2005.]

         Machinery and equipment, which make up 20.5 per cent of the province's exports, are up 2.9 per cent so far this year. These exports are expected to continue strengthening, due to strong global demand. For example, real business investment in machinery and equipment in the United States is projected to increase by 7.3 per cent in
         2006 and by an average of 6.4 per cent in 2007 to 2009.

         The United States is Ontario's largest trading partner, accounting for almost 90 per cent of Ontario's international merchandise exports. Over the past three years, Ontario's nominal merchandise exports to the United
         States have fallen by five per cent. So far this year, Ontario's exports to the United States are down a further
         2.1 per cent.

         Exports to countries other than the United States, however, have increased by 64 per cent over the past three years. Increasing diversification means Ontario's exporters can benefit from strong global growth. The European
         Union (EU) is Ontario's second-largest trading partner, accounting for almost five per cent of Ontario's international exports. Exports to the EU rose 67 per cent over the past three years and are up a further 24 per cent so far this year. Ontario exports to Mexico have risen 43 per cent over the past three years and are up over
         52 per cent so far this year. China accounts for about one per cent of Ontario's international exports, but
         Ontario exports to China have risen 57 per cent over the past three years. Exports to India have more than doubled over the past three years, but India accounts for just 0.1 per cent of total international exports.

[Pie chart showing the shares held by various provinces of Ontario's interprovincial exports in 2002]
[Bar chart showing Ontario's top six merchandise import partners by their share of Ontario's imports between 1995 and 2005.]

         Exports of goods and services to Canada's other provinces and territories are also important to Ontario. Exports to the rest of Canada totalled $100.3 billion in 2005, while Ontario's international exports totalled $232.7 billion. Between 2002 and 2005, exports to other provinces grew over 12 per cent-- while international exports were down 0.5 per cent. The trend of interprovincial exports outpacing international exports is continuing.
         Exports to other provinces are up 1.3 per cent so far this year, well ahead of growth in international exports, which are up only 0.5 per cent. Continuing strength in
         Western Canada should provide a lift to Ontario exports over the forecast horizon.

         Ontario's imports continue to grow at a rapid pace, as a result of solid growth in domestic demand and a strong dollar. While the vast majority of Ontario's imports come from the United States, other regions are becoming more prominent. Imports from China have risen by almost 90 per cent over the last three years and are up over 17 per cent so far this year. Imports from the EU are up
         6.4 per cent.

INTEREST RATES AND INFLATION
[Bar chart showing the 10 year Government of Canada Bond rate from 1990 and forecasting through to 2009.]

         Since May 2006, the Bank of Canada has left its benchmark rate unchanged at 4.25 per cent, after increasing interest rates 2.25 percentage points since September 2004. Inflationary pressures appear to be regional, centred in Alberta's labour and housing markets. Forecasters generally believe that the Bank of Canada will leave rates unchanged for the remainder of 2006 as they view the risks to the Canadian economy as being balanced.

         Private-sector economists expect Canadian three-month treasury bill rates to average 4.0 per cent in both 2006 and 2007, 4.2 per cent in 2008 and 4.4 per cent in 2009. Ten-year Government of Canada bond yields are forecast to average 4.3 per cent in 2006, 4.2 per cent in 2007, 4.8 per cent in 2008 and 5.1 per cent in 2009.

         The U.S. Federal Reserve Board has held its target for the federal funds rate steady at 5.25 per cent since June
         2006, after 17 consecutive one-quarter percentage point increases since June 2004. Forecasters expect that the
         Federal Reserve, like the Bank of Canada, will remain on hold through the end of 2006.

         Oil price movements over the past several years have been a key force affecting inflation. Ontario's CPI inflation rate was 0.2 per cent in September, down from a peak of 3.3 per cent in September 2005, when gasoline prices averaged $1.11 per litre. Plus, the one percentage point cut in the federal goods and services tax (GST)
         in July 2006 further reduced the CPI inflation rate by an estimated 0.6 per cent. Ontario's CPI inflation rate is expected to average 1.9 per cent in 2006.

         The rising Canadian dollar has helped to offset some of the impact of higher energy prices on Ontario CPI inflation. Looking forward, analysts generally expect the exchange rate will remain around 89 cents US, removing the impact on inflation of a steadily rising dollar.

         Overall, inflationary pressures are well contained over the forecast horizon. Ontario's CPI inflation rate is expected to fall to 1.6 per cent in 2007, reflecting lower energy prices, the impact of the 1.0 percentage point
         GST reduction and a gradual slowing in home-replacement costs. Once the impact of the GST cut no longer affects year-to-year price changes and energy prices stabilize, CPI inflation is projected to rise to an average of 1.8 per cent in both 2008 and 2009. This forecast excludes the impact of the federal government's proposed additional one percentage point reduction in the GST.

CANADIAN INTEREST RATE AND INFLATION OUTLOOK
(ANNUAL PER CENT)
                                                               2005          2006p          2007p         2008p          2009p
                                                       ------------- -------------- -------------- ------------- --------------
Three-month Treasury Bill Rate                                  2.7            4.0            4.2           4.5            4.6
10-year Government Bond Rate                                    4.1            4.3            4.4           4.9            5.2
Ontario CPI Inflation Rate                                      2.2            1.9            1.6           1.8            1.8
p = projection.
Sources: Bank of Canada, Statistics Canada and Ontario Ministry of Finance.

-------------------------------------------------------------------------------------------------------------------------------

Supporting Ontario's Small Business Sector
Small businesses are an important part of the Ontario economy. Businesses with fewer than 50 employees account for 39 per cent of employment in the province.

The government is committed to encouraging growth in the small business sector. Tax measures to help small business include:

o        the small business deduction, which reduces Ontario's general corporate income tax rate for small
         Canadian-controlled private corporations, providing an estimated benefit of about $900 million annually

o        an exemption from Ontario's capital tax for small businesses, credit unions, caisses populaires, family farm corporations and family fishing corporations that saves them over $300 million annually

o        the Employer Health Tax exemption, which will provide small private-sector employers with a benefit of approximately
         $590 million for the 2006 tax year

o        a 10 per cent refundable tax credit for small corporations performing research and development (R&D) in Ontario

o        enhanced refundable tax credit rates for small business for hiring apprentices or co-op students.

Ontario and the federal government have signed an agreement that would transfer administration of Ontario's corporate income tax and capital tax to the Canada Revenue Agency, starting with taxation years ending after December 31, 2008. A single corporate tax administration, one tax return and one common set of administrative rules would cut the paper burden and other tax compliance costs faced by small business (see Annex IV, Corporate Tax Harmonization).

Ontario is working with the small business sector to simplify Ontario tax administration. It is also working with the Small
Business Agency of Ontario to help small businesses grow and succeed, and reducing paper burden to save owners and entrepreneurs time and money.

As well, the Province has an array of apprenticeship and skills training programs to address potential skills shortages, and is taking further measures to expand Ontario's skilled labour supply. The new Ministry of Small Business and
Entrepreneurship, created in May 2006, will help to promote the success of small businesses in Ontario.
-------------------------------------------------------------------------------------------------------------------------------

JOB GROWTH

         The Ontario economy has created 103,600 net jobs so far in 2006, bringing the total net new positions added since
         October 2003 to 254,100. Full-time employment accounted for all of the job gains this year, with full-time positions replacing part-time ones. Most of these new jobs were in the service sector, which is gaining a greater share of Ontario's economy-- a trend paralleled in most industrialized countries. Domestic-oriented sectors of the economy have been thriving. The largest job gains so far this year have come from finance, insurance and real estate (25,200); education (25,100); information, culture and recreation (23,800); business, building and other support services (16,800); professional, scientific and technical services (16,800); wholesale and retail trade
         (13,800); and construction (13,600).

[Bar chart showing Ontario's unemployment rate from 2004 and forecasting through to 2009.]

         Record-high oil prices and the high Canadian dollar, along with competition from low-cost global producers, have exerted increased pressure on the goods-producing industries, particularly the export-oriented manufacturing sector. Yet, while economic conditions have adversely affected many manufacturers, the sector is investing for future success. Ontario has supported numerous new
         developments with funding from its Advanced Manufacturing Investment Strategy and Ontario Automotive Investment
         Strategy. In the last six months, there have been encouraging signs for this sector, as companies assisted by these two programs, including Linamar, General Motors, Diamond Aircraft Industries, Messier-Dowty Inc. and
         Procter and Gamble Inc., have created or secured thousands of manufacturing positions.

         For 2006 as a whole, employment is expected to grow by 1.4 per cent and the unemployment rate is projected to fall from 6.6 per cent in 2005 to 6.3 per cent-- the lowest annual rate since 2001. Looking ahead to 2007, employment is forecast to continue growing at a healthy rate of 1.2 per cent or 76,000 jobs. As the economy gathers momentum in 2008 and 2009, employment growth is expected to accelerate to 1.6 per cent per year. Strong job gains should lower Ontario's unemployment rate to 6.1 per cent in 2009.

HOUSEHOLD SPENDING
[Bar chart showing Ontario's real consumer spending and real after-tax income from 2001 and forecasting through to 2009.]

         Healthy employment and wage gains in Ontario are contributing to strong growth in personal income, with an expected rise of 4.6 per cent in 2006. Personal disposable income is forecast to increase by 4.7 per cent, partly reflecting energy rebates for low-income households and federal tax cuts. As previously announced, the Government of Ontario will provide $100 million in assistance to low-income Ontarians this fall-- up to $120 per family-- to help them with higher electricity costs over the past year. Personal income is projected to grow by 4.1 per cent in 2007 and by an average of 4.9 per cent per year in 2008 and 2009. The growth forecast in employment, wages and incomes supports the outlook for increasing Personal Income Tax and Employer Health Tax revenues.

         Not surprisingly, these strong income gains are leading to robust consumer spending. Real consumer spending is expected to grow by 3.1 per cent in 2006, following a 3.5 per cent gain in 2005. Consumer spending is projected to increase by an average of 3.0 per cent over the 2007 to 2009 period, in line with growth in personal disposable income. Purchases of durables are expected to slow, reflecting the softening housing market and reduced auto sales, while spending on services is expected to strengthen. The growth in consumer spending can be expected to boost Retail Sales Tax revenues over the forecast period.

[Line graph showing Canadian household debt interest costs
 as a percentage of personal disposable income from 1980 through to 2006.]

         The ratio of Canadian household debt costs to personal disposable income was 7.6 per cent in the second quarter of 2006, down from a recent high of 8.3 per cent in the third quarter of 2000.

         Over the first seven months of 2006, Ontario's retail sales rose by 4.3 per cent over the same period last year.
         Home and hardware centres and home-furnishing retailers saw strong growth, supported by a healthy housing market as home purchases translated into renovation, landscaping and decoration activity. However, new car sales, the biggest-ticket item, are down 2.2 per cent compared with the same period last year, when substantial discounts were offered on vehicles. As new car dealers are the largest retailer category, accounting for about 20 per cent of sales in Ontario, the weakness in sales limited overall retail sales growth. In contrast, sales at gas stations continued to account for a larger share of retail sales as gas prices averaged 7.6 per cent higher so far this year. Excluding sales at gas stations, Ontario retail sales are up 2.9 per cent over the first seven months of the year, compared with an increase of 3.7 per cent in 2005.

[Line graph showing the affordability of Ontario housing
 from 1985 and forecasting through to 2009.]

         After years of robust activity, helped by low mortgage rates, the housing market is moderating. However, it is stronger than expected. The sales-to-new-listings ratio dropped from the recent high of 73.9 in the first quarter of 2002 to 55.9 in the second quarter of 2006. The larger supply of existing homes should translate into slower house-price appreciation in the near future.

         Home resales in the province declined 0.2 per cent in 2005 and are expected to dip by 2.0 per cent this year and a further 4.4 per cent in 2007. Although mortgage rates have edged up slightly over the past year, mortgage payments as a share of after-tax income continue to be low by historical standards as income growth remains solid. Softer demand has contributed to more moderate house price gains. The average resale price of a house in
         Ontario rose 6.8 per cent in the first half of 2006, compared with an average increase of 7.7 per cent in the past two years.
         In the medium term, moderate house price increases and rising incomes, along with relatively steady mortgage rates, will keep housing affordable.

         Ontario's new housing market remains resilient. Housing starts for 2006 are projected to reach 75,000 units, down from 78,800 in 2005, with starts of single housing units falling more than multiples-- townhomes, apartment buildings and condominiums.
         The number of housing starts is expected to decline to 70,000 units in 2007 and then improve to 71,000 units in
         2008 and 72,000 units in 2009.

INVESTMENT TO LEAD GROWTH
[Line graph demonstration that the Canadian ratio of debt-to-equity shows up in strong balance sheets for business over the period of 1988 through to 2006.]

[Bar chart showing the percentage change in real business investment for both the commercial and industrial construction sector and the machinery and equipment investment sector from 2002 and forecasting through to 2009.]

[Line graph contrasting Ontario's profits and investments in the machinery and equipment investment sectors from 1981 through 2005.]

         The outlook for 2006 investment remains positive. The Canadian debt-to-equity ratio has continued to decline in the last couple of years. Although Ontario corporate profits as a share of GDP have declined to around
         11 per cent, they remain well above the historical average.
         Healthy balance sheets and low interest rates are a positive for investment.

         While the high dollar and high energy prices are likely to dampen corporate profits in 2006, the exchange rate makes it considerably cheaper to import new machinery and equipment. The value of Ontario imports of machinery and equipment is up 1.9 per cent so far this year while prices are down 5.4 per cent.

         According to Statistics Canada's Private and Public Investment Intentions Survey, growth in machinery and equipment investment is expected to be buoyant, led by finance, insurance and real estate (9.8 per cent or $11.7 billion); information and culture (9.0 per cent or $3.3 billion); utilities (68.6 per cent or $2.5 billion);
         construction (11.2 per cent or $2.0 billion); and wholesale trade (11.2 per cent or $1.7 billion). Investment in machinery and equipment is an important source of productivity growth, as it often embodies technological advances. While investment spending in current dollars has not grown as fast as profits, this represents a substantial increase in real terms, as the cost of purchasing machinery and equipment has fallen. In 2005, real machinery and equipment investment grew at an 11.0 per cent rate-- its fastest pace since the technology boom in the late 1990s. Real investment in machinery and equipment is projected to rise by 8.7 per cent in 2006 and by an average of 5.8 per cent from 2007 through 2009.

         Commercial and industrial construction has strengthened in 2006. Outlays are projected to advance 4.5 per cent in
         2006 and an average of 3.8 per cent annually over the 2007 to 2009 period. According to the Private and Public
         Investment Intentions Survey, the biggest increase in outlays in 2006 will come from utilities (up 47.7 per cent or $3.6 billion); finance, insurance and real estate (up 7.2 per cent or $2.2 billion); transportation and warehousing (up 56.9 per cent or $1.8 billion); and retail trade (up 25.7 per cent or $1.6 billion).

-------------------------------------------------------------------------------------------------------------------------------
Promoting Investment in the Entertainment and Creative Cluster
In 2005, the entertainment and creative cluster contributed nearly $9.9 billion to Ontario's economy
(2.2 per cent of GDP) and employed approximately 185,000 people, accounting for 42 per cent of Canada's total workforce in this cluster.

The government is moving forward in implementing a number of initiatives announced in the 2006 Budget to support the entertainment and creative cluster in Ontario. It has:

o        approved the extension of the Ontario Production Services Tax Credit until March 31, 2007
o        proposed the enhancement of the Ontario Interactive Digital Media Tax Credit
o        provided $49 million to support Ontario's major cultural agencies and attractions: the Royal Ontario Museum, Art
         Gallery of Ontario, Canadian Opera Company, National Ballet School, Royal Conservatory of Music and Gardiner Museum
         of Ceramic Art
o        provided $10 million to the Ontario Heritage Trust
o        launched the Entertainment and Creative Cluster Partnerships Fund in September 2006
o        provided $1 million in support for the 2007 Toronto International Arts Festival.
-------------------------------------------------------------------------------------------------------------------------------

ECONOMIC OUTLOOK COMPARISON WITH G7 COUNTRIES
[Bar chart showing Ontario's performance in real GDP growth
 against that of the G7 countries for 2006 through 2009.]

         Ontario is expected to remain among the fastest-growing industrial jurisdictions over the medium term despite the challenges facing it. Private-sector forecasters project that over the 2006 to 2009 period, real GDP growth in
         Ontario will average 2.5 per cent a year-- ahead of all G7 countries, except Canada as a whole and the United
         States.

         Government policy plays a vital role in helping to maintain and enhance Ontario's competitive advantages and in attracting high-value jobs to ensure the economy can weather the challenges it faces. Investments in infrastructure, education and skills training, and partnerships to promote business investment and innovation, support the fundamental strengths of the province and underpin near-term economic activity. All of these factors will foster economic growth in a highly competitive global market.

ONTARIO AND G7 ECONOMIC OUTLOOK, 2006 TO 2009
REAL GDP GROWTH (PER CENT)
                                                     2006                  2007                  2008                  2009
                                     --------------------- --------------------- --------------------- ---------------------
Ontario                                               1.7                   2.1                   3.1                   3.2
Canada                                                2.8                   2.6                   2.9                   3.0
United States                                         3.4                   2.6                   3.1                   3.2
France                                                2.3                   2.0                   2.0                   2.1
Germany                                               2.2                   1.2                   1.7                   1.6
Italy                                                 1.6                   1.2                   1.4                   1.5
United Kingdom                                        2.6                   2.4                   2.3                   2.2
Japan                                                 2.8                   2.2                   2.0                   1.6
Sources: Consensus Forecasts (October 2006) and Ontario Ministry of Finance Survey of Forecasts
         (October 2006).

DETAILS OF THE ONTARIO ECONOMIC OUTLOOK

         This table shows the key details of the updated economic outlook for the 2006 to 2009 period.

-------------------------------------------------------------------------------------------------------------------------------
THE ONTARIO ECONOMY, 2004 TO 2009
(PER CENT CHANGE)
-------------------------------------------------------------------------------------------------------------------------------
                                                               Actual                             Projected
                                                             2004        2005         2006        2007        2008        2009
                                                       ----------- ----------- ------------ ----------- ----------- -----------
                                                       ----------- ----------- ------------ ----------- ----------- -----------
Real Gross Domestic Product                                   3.1         2.8          1.6         2.0         3.0         3.1
  Personal consumption                                        3.1         3.5          3.1         2.6         2.9         3.4
  Residential construction                                    3.5         0.8        (1.2)       (2.8)         2.0         3.0
  Non-residential construction                              (1.0)       (1.1)          4.5         3.6         4.1         3.8
  Machinery and equipment                                     8.9        11.0          8.7         5.8         5.6         6.0
  Exports                                                     5.8         2.7        (0.5)         0.2         3.3         2.9
  Imports                                                     7.2         4.7          3.5         1.1         3.5         3.4
Nominal Gross Domestic Product                                5.2         4.1          3.0         3.7         4.7         4.8
Other Economic Indicators
  Retail sales                                                3.2         4.7          4.2         3.8         4.7         4.6
  Housing starts (000s)                                      85.1        78.8         75.0        70.0        71.0        72.0
  Personal income                                             4.5         4.7          4.6         4.1         4.7         5.0
  Wages and salaries(1)                                       4.7         5.0          4.3         4.1         4.8         5.1
  Corporate profits                                          13.7       (0.4)        (1.0)         3.0         6.0         5.4
  Consumer Price Index                                        1.9         2.2          1.9         1.6         1.8         1.8
Labour Market
  Employment                                                  1.7         1.3          1.4         1.2         1.6         1.6
  Job creation (000s)                                         103          81           92          76         103         108
  Unemployment rate (per cent)                                6.8         6.6          6.3         6.3         6.2         6.1
------------------------------------------------------ ----------- ----------- ------------ ----------- ----------- -----------
-------------------------------------------------------------------------------------------------------------------------------
(1)      Includes supplementary labour income.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation and Ontario Ministry of Finance.
-------------------------------------------------------------------------------------------------------------------------------

===========================================================================================================================
SECTION III: ONTARIO REVENUE OUTLOOK

         The revenue forecast reflects developments to date and the current economic outlook, but there are risks to the forecast that the Province will continue to monitor over the coming months. Recent signs of weakness in corporate profits give rise to concerns for historically volatile Corporations Tax revenues. Uncertainty remains regarding the 2005 Canada-Ontario Agreement, posing a challenge to developing the revenue outlook and fiscal plan.  Ontario does not accept the federal position that the unanticipated measures announced by the federal government in its
         2006 budget count towards the Agreement.  Issues surrounding federal transfers are discussed in greater detail in
         Annex III, Fairness for All Canadians.

         Since the 2006 Ontario Budget, the economic growth outlook for 2006 to 2008 has softened, reflecting higher oil prices, a stronger Canadian dollar and a slower growth outlook for the U.S. economy. The negative revenue impact in 2006-07 of slower economic growth is offset by proceeds from the Teranet Income Fund initial public offering
         (IPO) and higher revenues related to processing of prior years' tax returns. The revenue increase related to prior years is largely one-time in nature, with only a portion of the increase carrying forward over the medium term. Also contributing to higher 2006-07 revenues is Ontario's share of Government of Canada transfers to all provinces and territories under the federal trusts announced in the 2006 federal budget.

         Over the medium term, slower projected economic growth results in a lower forecast for taxation revenues. Partly offsetting the revenue impact of less robust economic growth are higher revenues related to processing of prior years' tax returns and Government of Canada transfers under the federal trusts.

         The 2006 Ontario Budget included $2.2 billion of funding from the 2005 Canada-Ontario Agreement in its medium-term fiscal plan. The Agreement, although historic and a significant victory for the people of Ontario, represented just a first step towards addressing Ontario's fairness issues.  Regrettably, it has not yet been honoured by the new federal government. The federal government made an unequivocal commitment to honour the
         Agreement, recognizing that it was in the interests of all Ontarians and all Canadians to invest in a fair way in
         Ontario's prosperity. Issues surrounding federal transfers are discussed in greater detail in Annex III, Fairness for All Canadians.

2006-07 REVENUE OUTLOOK

         Total revenue in 2006-07 is currently projected to be $87,044 million, an increase of $1,314 million from the
         2006 Budget Plan.

SUMMARY OF 2006-07 IN-YEAR REVENUE CHANGES SINCE BUDGET
($ MILLIONS)
Taxation Revenue
      Personal Income Tax                                                                                  650
      Corporations Tax                                                                                   (260)
      Tobacco Tax                                                                                         (80)
      Employer Health Tax                                                                                 (15)
      Ontario Health Premium                                                                              (10)
                                                                                                ---------------
                                                                                                                           285
Government of Canada
      Trusts Announced in 2006 Federal Budget                                                              456
                                                                                                ---------------
                                                                                                                           456
Other Non-tax Revenue
      Teranet IPO                                                                                          573
                                                                                                ---------------
                                                                                                                           573
Total Revenue Changes                                                                                                    1,314

         The Personal Income Tax revenue outlook for 2006-07 has increased by a net amount of $650 million. Processing of personal income tax returns during 2006 has resulted in higher revenues largely related to prior years. This results in a substantial increase in revenues in
         2006-07 as higher prior-year tax revenues than included in past Public Accounts must be reflected in the current year. Only a portion of this increase carries forward over the medium term. The 2006-07 increase is partially offset by the impact of slower projected wages and salaries growth in 2006. The 2006-07 Personal Income Tax revenue forecast also reflects an estimated $30 million revenue decrease due to tax changes since the 2006
         Ontario Budget.

o        In August 2006, the Province announced that it would create a new, enhanced dividend tax credit to encourage more investment by Ontarians in Canadian corporations, and to improve the integration of the corporate and personal income tax systems.

o        Ontario will also parallel proposed federal tax changes that would provide benefits to Ontarians, including a full exemption for postsecondary student scholarship income, a tax deduction for tradespersons, and the elimination of capital gains on certain charitable donations.

         The Corporations Tax revenue outlook for 2006-07 has decreased by $260 million from the Budget forecast. This is
         $510 million lower than the First Quarter Ontario Finances' projection of a $250 million increase in Corporations
         Tax revenues in 2006-07. This reflects slower projected growth in pre-tax corporate profits in 2006 and higher-than-expected refunds in respect of 2005 corporate tax return filing.

         Tobacco Tax revenue in 2006-07 is forecast to decrease by $80 million from the 2006 Ontario Budget forecast based on lower-than-projected revenue receipts during the first half of the fiscal year.

         Revenues from the Employer Health Tax and Ontario Health Premium are forecast to decrease by $15 million and $10 million respectively as a result of projected softening of economic growth in 2006.

         The forecast for Government of Canada transfers has increased by $456 million, representing Ontario's share of
         Government of Canada transfers to all provinces and territories under the federal trusts announced in the 2006 federal budget and confirmed by the recently released federal financial results for 2005-06.

         The First Quarter Ontario Finances noted that the Sales and Rentals revenue forecast increased by $570 million, reflecting the expected gross amount of the Province's share of proceeds related to the Teranet Income Fund IPO announced on June 16, 2006. An additional $3 million was subsequently realized upon the sale of income fund units by the Province's designees. The update on proceeds from the Teranet IPO is discussed in greater detail in Annex
         II, Ontario's Medium-term Fiscal Plan and Outlook.

MEDIUM-TERM REVENUE CHANGES SINCE BUDGET

SUMMARY OF MEDIUM-TERM REVENUE CHANGES SINCE BUDGET
($ BILLIONS)
                                                                                           Outlook
                                                               ----------------------------------------------------------------
                                                                            2006-07              2007-08               2008-09
                                                               --------------------- -------------------- ---------------------
Key Revenue Changes Since 2006 Budget
  Slower Economic Growth                                                      (0.5)                (0.8)                 (1.0)
  Teranet IPO                                                                   0.6                    -                     -
  Prior Years' Tax Return Processing                                            0.9                  0.3                   0.3
  Trusts Announced in 2006 Federal Budget                                       0.5                  0.5                   0.2
  Other                                                                       (0.1)                (0.2)                 (0.3)
Total Revenue Changes                                                           1.3                (0.3)                 (0.8)
Note: Numbers may not add due to rounding.
Source: Ontario Ministry of Finance

         Since the 2006 Ontario Budget, the economic growth outlook for 2006 to 2008 has softened, reflecting higher oil prices, a stronger Canadian dollar and a slower growth outlook for the U.S. economy. The negative revenue impact of slower economic growth is offset in 2006-07 by proceeds from the Teranet Income Fund IPO and higher revenues related to processing of prior years' tax returns. The revenue increase related to prior years is largely one-time in nature, with only a portion of the increase carrying forward over the medium term. Also contributing to higher revenues is Ontario's share of Government of Canada transfers to all provinces and territories under the trusts announced in the 2006 federal budget.

         The Taxation Revenue forecast reflects an estimated $60 million revenue decrease by
         2008-09, due to personal income tax changes, including a proposed enhanced dividend tax credit, paralleling proposed federal tax changes and improvements to Ontario Property and Sales Tax Credits. Also reflected in the forecast are projected lower Tobacco Tax revenues and the anticipated impact of the federal-provincial agreement to streamline the administration of Ontario's corporate tax system, which reduces Corporations Tax revenues by
         $35 million in 2008-09. The latter issue is discussed in detail in Annex IV, Corporate Tax Harmonization.

MEDIUM-TERM REVENUE OUTLOOK

MEDIUM-TERM REVENUE OUTLOOK
($ BILLIONS)
Revenue                                                                     2006-07              2007-08               2008-09
                                                               --------------------- -------------------- ---------------------
Taxation Revenue                                                               61.6                 63.5                  66.1
Government of Canada                                                           14.0                 15.4                  15.5
Income from Government Enterprises                                              3.9                  4.1                   4.3
Other Non-tax Revenue                                                           7.5                  7.0                   7.3
Total Revenue                                                                  87.0                 90.0                  93.2
Note: Numbers may not add due to rounding.

         Total revenue in 2008-09 is projected to be $93.2 billion, an increase of $6.2 billion over the level forecast for 2006-07. This represents an average annual growth rate of 3.5 per cent between 2006-07 and 2008-09.

         Taxation revenue is forecast to increase by $4.6 billion between 2006-07 and 2008-09, with annual growth averaging 3.6 per cent. This is consistent with nominal GDP annual growth averaging 4.2 per cent from 2006 to
         2008.

         Federal payments to Ontario are forecast to increase by $1.4 billion between 2006-07 and
         2008-09, with annual growth averaging 5.0 per cent. The forecast is based on current federal-provincial agreements, funding commitments, and formulas for major health and social transfers. The forecast includes $2.2 billion over three years in Canada-Ontario Agreement transfers and $1.1 billion over three years, representing
         Ontario's share of Government of Canada trusts.

         Income from Government Enterprises is forecast to increase by $0.4 billion over the medium term.

         Other Non-Tax revenue is forecast to decrease by $0.3 billion between 2006-07 and 2008-09. The decrease is due to the $0.6 billion one-time Sales and Rentals revenues in 2006-07 from the Teranet IPO. Adjusting for this, Other
         Non-Tax revenue increases by $0.3 billion between
         2006-07 and 2008-09, representing an average annual growth rate of 2.2 per cent.

===========================================================================================================================
SECTION IV: POTENTIAL RISKS TO PROVINCIAL REVENUES

         A growing economy with rising incomes, corporate profits and consumer spending generates higher revenues to pay for public services. Taxation revenues make up the largest category of Provincial revenue. Of the $87.0 billion in total revenues forecast for 2006-07, $61.6 billion, or about 71 per cent, is expected to come from taxation revenues. Three revenue sources within this category-- Personal Income Tax, Retail Sales Tax and Corporations
         Tax-- account for about 55 per cent of total revenues. Inherent in any multi-year forecast is uncertainty about the future, making cautious and prudent planning a critical element of managing public finances.

         This section highlights some of the key sensitivities and risks to the fiscal plan that could follow from unexpected changes in economic conditions. It should be cautioned that these estimates, while useful, are only guidelines and can vary depending on the composition and interaction of the potential risks.

--------------------------------------------------------------------------------------------------------------------------------
SELECTED ECONOMIC AND REVENUE RISKS AND SENSITIVITIES
--------------------------------------------------------------------------------------------------------------------------------
------------------------------------------ ----------------------------------------- -------------------------------------------
Item/Key Components                        2006-07 Assumption                        2006-07 Sensitivities
------------------------------------------ ----------------------------------------- -------------------------------------------
------------------------------------------ ----------------------------------------- -------------------------------------------
TOTAL REVENUES
o        Real GDP                          1.6 per cent growth in 2006               $645 million revenue change for each
o        GDP Deflator                      1.4 per cent increase in 2006             percentage point change in real GDP
                                                                                     growth. Can vary significantly depending
                                                                                     on composition and source of changes in
                                                                                     GDP growth.
o        Canadian Interest Rates           4.0 per cent three-month treasury bill    Between $65 million and
                                           rate in 2006                              $325 million revenue change in the
                                                                                     opposite direction for each percentage
                                                                                     point change in interest rates.
o        U.S. Real GDP                     3.4 per cent growth in 2006               Between $195 million and
                                                                                     $475 million revenue change for each
                                                                                     percentage point change in U.S. real GDP
                                                                                     growth.
o        Canadian Dollar Exchange Rate     88.5 cents US in 2006                     Between $25 million and
                                                                                     $115 million revenue change in the
                                                                                     opposite direction for each one cent
                                                                                     change in the Canadian dollar exchange
                                                                                     rate.
TOTAL TAXATION REVENUES
o        Revenue Base(1)                   3.3 per cent growth in 2006-07            $590 million revenue change for each
o        Nominal GDP                       3.0 per cent growth in 2006               percentage point change in nominal GDP
                                                                                     growth. Can vary significantly depending
                                                                                     on composition and source of changes in
                                                                                     GDP growth.
------------------------------------------ ----------------------------------------- -------------------------------------------
------------------------------------------------------------------------------------ -------------------------------------------
PERSONAL INCOME TAX REVENUES
o        Revenue Base                      5.8 per cent growth in 2006-07
Key Economic Assumptions
o        Wages and Salaries                4.3 per cent growth in 2006               $240 million revenue change for each
                                                                                     percentage point change in wages and
                                                                                     salaries growth.
o        Employment                        1.4 per cent growth in 2006
o        Unincorporated Business Income    3.3 per cent growth in 2006
Key Revenue Assumptions
o        Net Capital Gains Income          18 per cent decrease in 2006              $4 million revenue change for each
                                                                                     percentage point change in net capital
                                                                                     gains income growth.
o        RRSP Deductions                   6.0 per cent growth in 2006               $15 million revenue change in the
                                                                                     opposite direction for each percentage
                                                                                     point change in RRSP deductions growth.
o        2005 Tax-Year Assessments(2)      $20.4 billion                             $204 million revenue change for each
                                                                                     percentage point change in 2005 Personal
                                                                                     Income Tax assessments.(4)
o        2004 Tax-Year and Prior Year      $1.3 billion                              $13 million revenue change for each
         Assessments(2)                                                              percentage point change in 2004 and Prior
                                                                                     Year Personal Income Tax assessments.(4)
------------------------------------------ ----------------------------------------- -------------------------------------------
------------------------------------------ ----------------------------------------- -------------------------------------------
RETAIL SALES TAX REVENUE
o        Revenue Base                      4.0 per cent growth in 2006-07
Includes:
o        Taxable Household Spending        3.3 per cent growth in 2006-07
o        Other Taxable Spending            4.8 per cent growth in 2006-07
Key Economic Assumptions
o        Retail Sales                      4.2 per cent growth in 2006
o        Nominal Consumption               4.3 per cent growth in 2006               $90 million revenue change for each
         Expenditure                                                                 percentage point change in nominal
                                                                                     consumption expenditure growth.
------------------------------------------ ----------------------------------------- -------------------------------------------
------------------------------------------------------------------------------------ -------------------------------------------
CORPORATIONS TAX REVENUES
o        Revenue Base                      0.3 per cent decline in 2006-07
o        Corporate Profits                 1.0 per cent decline in 2006              $65 million revenue change for each
                                                                                     percentage point change in pre-tax
                                                                                     corporate profit growth.
o        2005-06 Tax                       $1.3 billion payable in 2006-07           $13 million revenue change in the
         Assessment Refunds(3)                                                       opposite direction for each percentage
                                                                                     point change in
                                                                                     2005-06 refunds.(4)
o        2005-06 Tax Payments Upon Filing  $0.8 billion receivable in 2006-07        $8 million revenue change for each
                                                                                     percentage point change in
                                                                                     2005-06 payments upon filing or
                                                                                     assessment payments.(4)
o        2005-06 Tax Assessment Payments   $0.8 billion receivable in 2006-07        $8 million revenue change for each
                                                                                     percentage point change in
                                                                                     2005-06 assessment payments.
------------------------------------------ ----------------------------------------- -------------------------------------------
------------------------------------------------------------------------------------ -------------------------------------------
EMPLOYER HEALTH TAX REVENUES
o        Revenue Base                      4.1 per cent growth in 2006-07
o        Wages and Salaries                4.3 per cent growth in 2006               $35 million revenue change for each
                                                                                     percentage point change in wages and
                                                                                     salaries growth.
------------------------------------------ ----------------------------------------- -------------------------------------------
------------------------------------------------------------------------------------ -------------------------------------------
Ontario Health Premium Revenues
o        Revenue Base                      4.7 per cent growth in 2006-07
o        Personal Income                   4.6 per cent growth in 2006               $25 million revenue change for each
                                                                                     percentage point change in personal
                                                                                     income growth.
o        2005 Tax Year Assessments         $2.3 billion                              $23 million revenue change for each
                                                                                     percentage point change in Ontario Health
                                                                                     Premium Assessments.
GASOLINE TAX REVENUES
o        Revenue Base                      0.4 per cent growth in 2006-07
o        Gasoline Pump Prices              95.0 cents per litre in 2006              $2 million revenue change in the opposite
                                                                                     direction for each cent
                                                                                     per litre change in gasoline pump prices.
------------------------------------------ ----------------------------------------- -------------------------------------------
------------------------------------------ ----------------------------------------- -------------------------------------------
FUEL TAX REVENUES
o        Revenue Base                      1.8 per cent growth in 2006-07
o        Real GDP                          1.6 per cent growth in 2006               $13 million revenue change for each
                                                                                     percentage point change in real GDP
                                                                                     growth.
------------------------------------------ ----------------------------------------- -------------------------------------------
------------------------------------------------------------------------------------ -------------------------------------------
LAND TRANSFER TAX REVENUES
o        Revenue Base                      3.0 per cent decline in 2006-07
o        Housing Resales                   2.0 per cent decrease in 2006             $10 million revenue change for each
                                                                                     percentage point change in both the
                                                                                     number and prices of housing resales.
o        Resale Prices                     5.9 per cent growth in 2006
------------------------------------------ ----------------------------------------- -------------------------------------------
------------------------------------------ ----------------------------------------- -------------------------------------------
HEALTH AND SOCIAL TRANSFERS
o        Canada-wide Revenue Base          $28.6 billion in 2006-07
o        Ontario Revenue Share             37.7 per cent in 2006-07
o        Ontario Population Share          38.9 per cent in 2006-07                  $44 million revenue change for each tenth
                                                                                     of a percentage point change in
                                                                                     population share.
o        Ontario Basic Federal PIT Share   43.9 per cent in 2006-07                  $6 million revenue change in the opposite
                                                                                     direction for each tenth of a percentage
                                                                                     point change in Basic Federal Personal
                                                                                     Income Tax base share.
------------------------------------------ ----------------------------------------- -------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
(1)  Revenue base is revenue  excluding the impact of measures,  adjustments for past Public Accounts estimate variances and other one-time factors.
(2)  Ontario 2005 Personal Income Tax (PIT) is a forecast  estimate because 2005 tax returns are currently being assessed by the Canada Revenue Agency.
(3)  Corporations  Tax  refunds  arising  during  2005-06  are still an estimate because tax returns for corporate fiscal years ending in Ontario's  2005-06 fiscal  year are still being  assessed  by the Tax Revenue  Division of the
     Ontario Ministry of Finance.
(4)  Now that 2005-06 Public Accounts of Ontario have been finalized, any change in 2005 PIT  assessments or 2005-06  Corporations  Tax revenues will have a dual effect on 2006-07  revenues  through:  a) a change in the revenue base upon which  this  year's  growth is  applied,  and b) a revenue  adjustment applied  against  the  current  year in  respect of any  variance  from the estimate included in the 2005-06 Public Accounts.
--------------------------------------------------------------------------------------------------------------------------------

(1) This document is based on information available as of October 20, 2006.

==========================================================================================================
ANNEX II
              ONTARIO'S MEDIUM-TERM FISCAL PLAN AND OUTLOOK
===========================================================================================================================
INTRODUCTION

         In 2003-04, Ontario's deficit was $5.5 billion. In addition to the fiscal deficit, the province had significant deficits in health care, education and infrastructure. Through a prudent and disciplined fiscal approach, the government has made progress on restoring Ontario's financial health, while making historic, long-term investments in health, education, infrastructure and a strong economy.

         The 2006 Budget outlined a medium-term fiscal plan that would return the Province to a sustainable fiscal balance by 2008-09. However, record-high oil prices, the strong Canadian dollar and a weaker outlook for growth in the
         United States-- Ontario's largest trading partner-- have led to slower projected economic growth than anticipated in the 2006 Budget. As a result, while the 2006-07 deficit outlook of $1.9 billion remains on track, the medium-term fiscal outlook includes deficits of $2.2 billion in 2007-08 and $1.0 billion in 2008-09-- reflecting the impact of more moderate economic growth on Ontario's revenue outlook. The Province will post a $0.5 billion surplus if the reserve is not required in 2008-09.

         The government remains committed to eliminating the deficit. It will therefore continue to be prudent and disciplined in its approach to managing the Province's finances, including keeping program spending growth under control. This approach, in addition to ongoing strategic investments in health care, education, infrastructure and key economic sectors, will continue to strengthen the economy and ensure that the province is well positioned to manage both the challenges and opportunities ahead.

         This Annex provides an overview of the following:

o        Section I:          Ontario's Medium-term Fiscal Plan and Outlook

o        Section II:         2006-07 Second-quarter Fiscal Update

         Additional information can be found in Annex VII, Details of Ontario's Finances.

===========================================================================================================================
SECTION I: ONTARIO'S MEDIUM-TERM FISCAL PLAN AND OUTLOOK

         The inherited deficit in 2003-04 of $5.5 billion was the result of a prolonged period when annual growth in
         Provincial spending exceeded annual growth in Provincial revenue. By introducing a responsible and disciplined approach to fiscal planning, the government has made progress towards restoring the financial health of the
         Province by exceeding its planned deficit targets in each fiscal year since 2003-04. In 2004-05, the deficit was reduced to $1.6 billion, and the Consolidated Financial Statements for 2005-06 indicated that the Province's fiscal performance, projected to be a $1.4 billion deficit at the time of the 2006 Budget, had improved to a modest surplus of $0.3 billion.

[Line graph showing the fiscal balance between surplus and deficit for
 Ontario's medium term fiscal plan and forecasting through to 2008-2009.]

         Higher revenues, combined with lower interest on debt expenses, have given the government the flexibility to invest further in key priority areas and still improve upon the 2006 Budget deficit projection of $2.4 billion for 2006-07. In fact, the Province has already reported an improvement of $0.4 billion in the deficit outlook for
         2006-07 from the 2006 Budget forecast.

         While the 2006-07 deficit target remains unchanged from the $1.9 billion deficit projection outlined in the First
         Quarter Ontario Finances, or $0.9 billion if the reserve is not required, the medium-term economic growth outlook has softened, reflecting record-high oil prices, a stronger Canadian dollar and a slower projected growth outlook for the U.S. economy. The medium-term fiscal outlook, which includes reserves of $1.5 billion in 2007-08 and
         2008-09, is now projected to be a deficit of $2.2 billion in 2007-08 and $1.0 billion in 2008-09, reflecting the impact of the slower economic growth on Provincial revenue. This represents a change of $0.7 billion in 2007-08 and $1.0 billion in 2008-09 from the fiscal targets presented in the 2006 Budget. The Province will post a deficit of $0.7 billion if the reserve is not required in 2007-08 and a $0.5 billion surplus if the reserve is not required in 2008-09. The government is committed to eliminating the fiscal and structural deficits through prudent fiscal management, including keeping expense growth under control.

KEY ELEMENTS OF ONTARIO'S MEDIUM-TERM FISCAL PLAN

         The key elements of the government's medium-term fiscal plan, which will ensure an ongoing commitment to a disciplined and prudent approach to fiscal planning, include:

o        promoting a strong economy by investing in Ontario's infrastructure, health care, education, and postsecondary education and training

o        making disciplined decisions that hold the annual rate of growth in total spending to 2.7 per cent on average over the medium term-- significantly less than the 3.5 per cent average annual rate of growth in total revenue

o        working constructively with the federal government towards a set of principled and sustainable federal-provincial fiscal arrangements

o        responsibly maintaining a cautious and prudent fiscal planning process, including an annual reserve

o        forming the Ontario Economic Forecasting Council, which will meet with the Minister of Finance to discuss macroeconomic projections

o        identifying $750 million in program review savings by 2007-08.

MEDIUM-TERM FISCAL OUTLOOK

         While the 2006-07 fiscal outlook is unchanged from the $1.9 billion deficit forecast in the First Quarter Ontario
         Finances, the medium-term fiscal outlook now projects a deficit of $2.2 billion in 2007-08 and $1.0 billion in
         2008-09, including the reserve. This represents a change of $0.7 billion in 2007-08 and $1.0 billion in 2008-09 from the fiscal targets presented in the 2006 Budget. The Province will post a deficit of $0.7 billion if the reserve is not required in
         2007-08 and a $0.5 billion surplus if the reserve is not required in 2008-09.

         As per the Fiscal Transparency and Accountability Act, 2004, the following table provides details of projected revenue and expense from 2006-07 through to the 2008-09 fiscal year. Further details are included in Annex VII,
         Details of Ontario's Finances.

-------------------------------------------------------------------------------------------------------------------------------
MEDIUM-TERM FISCAL PLAN AND OUTLOOK
($ BILLIONS)
-------------------------------------------------------------------------------------------------------------------------------
                                                                       Actual                    Outlook(1)
                                                                               --------------- ---------------- ---------------
                                                                      2005-06         2006-07          2007-08         2008-09
                                                              ---------------- --------------- ---------------- ---------------
                                                              ---------------- --------------- ---------------- ---------------
Revenue
Taxation Revenue                                                         59.9            61.6             63.5            66.1
Government of Canada                                                     13.3            14.0             15.4            15.5
Income from Government Enterprises                                        4.3             3.9              4.1             4.3
Other Non-Tax Revenue                                                     6.7             7.5              7.0             7.3
                                                              ---------------- --------------- ---------------- ---------------
                                                              ---------------- --------------- ---------------- ---------------
Total Revenue                                                            84.2            87.0             90.0            93.2
Expense
Programs
  Health Sector                                                          32.8            35.5             37.5            38.9
  Education Sector(2)                                                    11.6            12.1             12.6            12.7
  Postsecondary Education and Training Sector                             4.7             5.2              5.9             6.0
  Children's and Social Services Sector                                  10.1            10.3             10.5            10.6
  Justice Sector                                                          3.1             3.2              3.2             3.2
  Other Programs                                                         12.6            12.4             11.6            11.6
                                                              ---------------- --------------- ---------------- ---------------
                                                              ---------------- --------------- ---------------- ---------------
Total Programs                                                           74.9            78.8             81.2            83.1
Interest on Debt                                                          9.0             9.2              9.5             9.6
                                                              ---------------- --------------- ---------------- ---------------
                                                              ---------------- --------------- ---------------- ---------------
Total Expense                                                            83.9            88.0             90.8            92.7
                                                              ---------------- --------------- ---------------- ---------------
                                                              ---------------- --------------- ---------------- ---------------
Surplus/(Deficit) Before Reserve                                          0.3           (0.9)            (0.7)             0.5
Reserve                                                                     -             1.0              1.5             1.5
------------------------------------------------------------- ---------------- --------------- ---------------- ---------------
------------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Surplus/(Deficit)                                                         0.3           (1.9)            (2.2)           (1.0)
-------------------------------------------------------------------------------------------------------------------------------
(1)      Second-quarter fiscal forecast as at September 30, 2006.
(2)      Education sector includes Teachers' Pension Plan (TPP). Excluding TPP, total education sector expense is $11.3 billion in 2005-06, and projected at $11.7 billion in 2006-07, $12.1 billion in 2007-08 and $12.4 billion in 2008-09.
Note: Numbers may not add due to rounding.
-------------------------------------------------------------------------------------------------------------------------------

MEDIUM-TERM REVENUE OUTLOOK

         The revenue forecast reflects developments to date and the current economic outlook, but there are risks to the forecast that the Province will continue to monitor over the coming months. Recent signs of weakness in corporate profits give rise to concerns for historically volatile Corporations Tax revenues. Uncertainty remains regarding the 2005 Canada-Ontario Agreement, posing a challenge to developing the revenue outlook and fiscal plan.  Ontario does not accept the federal position that the unanticipated measures announced by the federal government in its
         2006 budget count towards the Agreement.  Issues surrounding federal transfers are discussed in greater detail in
         Annex III, Fairness for All Canadians.

         Total revenue in 2008-09 is projected to be $93.2 billion, an increase of $6.2 billion over the level forecast for 2006-07. This represents an average annual growth rate of 3.5 per cent between
         2006-07 and 2008-09.

         Taxation revenue is forecast to increase by $4.6 billion between 2006-07 and 2008-09, with annual growth averaging 3.6 per cent. This is consistent with nominal GDP annual growth averaging 4.2 per cent from 2006 to
         2008.

         Federal payments to Ontario are forecast to increase by $1.4 billion between 2006-07 and
         2008-09, with annual growth averaging 5.0 per cent. The forecast is based on current federal-provincial agreements, funding commitments, and formulas for major health and social transfers. The forecast includes $2.2 billion over three years in Canada-Ontario Agreement transfers and $1.1 billion over three years, representing
         Ontario's share of Government of Canada trusts.

         Income from Government Enterprises is forecast to increase by $0.4 billion over the medium term.

         Other Non-Tax revenue is forecast to decrease by $0.3 billion between 2006-07 and 2008-09. The decrease is due to the $0.6 billion one-time Sales and Rentals revenues in 2006-07 from the Teranet IPO. Adjusting for this, Other
         Non-Tax revenue increases by $0.3 billion between
         2006-07 and 2008-09, representing an average annual growth rate of 2.2 per cent.

MEDIUM-TERM EXPENSE OUTLOOK

         Over the medium term, total expense will rise from $88.0 billion in 2006-07 to $92.7 billion in 2008-09-- an increase of $4.7 billion. To put the Province's finances on track towards a sustainable fiscal balance, annual average growth in spending over the medium term will be held to less than the annual average rate of growth in revenue. Annual growth in total expense is expected to average 2.7 per cent over this period, which is less than the 3.5 per cent average annual growth in revenue forecast over the medium term.

         DETAILS OF EXPENSE OUTLOOK

o        Total health sector spending, including the impact of consolidating the Province's 156 hospitals (including four specialty psychiatric hospitals), will grow by $2.7 billion to $35.5 billion in 2006-07. Between 2005-06 and 2008-09, total health spending will increase by $6.1 billion.

o        Total education sector spending, including the impact of consolidating the Province's 103 school boards and authorities, will grow by $0.5 billion to $12.1 billion in 2006-07, increasing to $12.7 billion by
                2008-09. Excluding Teachers' Pension Plan expense, education sector spending will grow by $0.4 billion to
                $11.7 billion in 2006-07, increasing to $12.4 billion by 2008-09.

o        Total postsecondary education and training sector spending, including the impact of consolidating the Province's
                24 colleges of applied arts and technology, will grow by $0.5 billion to $5.2 billion in 2006-07, increasing to $6.0 billion by 2008-09.

o        Children's and Social Services sector funding to support vulnerable adults, families and at-risk youth will grow by an additional $0.3 billion in 2006-07 to $10.3 billion, rising to $10.6 billion by 2008-09.

o        Justice sector spending will grow by $0.1 billion to $3.2 billion in 2006-07 and remain at that level throughout the medium term.

o        Other Programs spending will total $12.4 billion in 2006-07, but will decrease to $11.6 billion in 2007-08 and
                2008-09, mainly reflecting one-time investments in 2006-07 such as those related to the Teranet IPO proceeds, the Ontario Home Electricity Relief program, and additional forest fire fighting costs.

o        Interest on debt expense is forecast to grow by $0.4 billion between 2006-07 and 2008-09, reflecting the government's deficit targets and interest rates that are forecast to increase from historically low levels. In 2006-07, interest on debt costs will amount to about 11 per cent of total Provincial revenue and will fall to about 10 per cent in 2008-09. This represents an improvement over 2003-04, when interest on debt expense represented 14 per cent of total Provincial revenue.

FISCAL PRUDENCE

         The government is applying a disciplined approach to balancing strategic investments in key priority areas with a plan to achieve a sustainable fiscal balance. The government's medium-term fiscal plan also includes prudence in recognition of the risks that could materialize as a result of changes in the economic and fiscal outlook.

         Fiscal prudence is particularly important in the current context, where the economic outlook has softened due to record-high oil prices, a strong Canadian dollar and a slower projected growth outlook for the U.S. economy. The government's medium-term fiscal plan continues to include reserves of $1.0 billion in 2006-07 and $1.5 billion in
         2007-08 and 2008-09 to protect the fiscal plan against the impact of external adverse developments. The 2007-08 and 2008-09 reserves are $0.5 billion higher than the $1.0 billion reserve in 2006-07 to better reflect the risks and uncertain nature of medium-term fiscal projections.

         Consistent with the principles of increased fiscal transparency and accountability, the government provides quarterly fiscal and economic updates using the best available information.

MAINTAINING A PRUDENT DEBT-TO-GDP RATIO
[Line graph showing the projected debt-to-GDP ratio for Ontario from 2003-2004 and forecasting through to 2008-2009.]

         The government's medium-term fiscal plan includes a commitment to maintain a prudent level of Provincial debt relative to the size of Ontario's economy as measured by nominal GDP. Ongoing debt accumulation can significantly limit the extent to which vital public services can be funded, as increasing debt charges crowd out funds available for spending on government priorities. Responsible fiscal management, therefore, needs to be long term to ensure that future generations are not burdened with an unsustainable debt load.

         As per the Fiscal Transparency and Accountability Act, 2004, Provincial debt is defined as accumulated deficit, which is the sum of all past Provincial surpluses and deficits.

         Consistent with the medium-term fiscal outlook provided in this update, the Province's debt-to-GDP ratio is projected to decline from 25.2 per cent in 2003-04 to 20.0 per cent in
         2006-07 and 19.0 per cent by 2008-09.

KEY CHANGES SINCE THE 2006 ONTARIO BUDGET

         The government's medium-term fiscal outlook has been updated to reflect revenue and expense changes since the
         Budget, including updates to the Province's interest on debt forecast. Further details are included in Annex I,
         Ontario's Economic and Revenue Outlook, and Annex VII, Details of Ontario's Finances.

         In 2005-06, the Province recorded a modest surplus of $298 million, which is an improvement from the interim deficit projection of $1.4 billion reported in the 2006 Budget. This modest surplus, confirmed by the Auditor
         General in the 2005-06 Consolidated Financial Statements, can be primarily attributed to higher-than-expected tax revenues and lower-than-expected net expenses of hospitals, colleges and school boards. Higher revenues in
         2006-07, combined with lower interest on debt expense, have given the government the flexibility to invest further in key priority areas and still improve upon the 2006 Budget deficit projection of $2.4 billion for
         2006-07. However, the deficit is now projected to be $2.2 billion in 2007-08 and $1.0 billion in 2008-09, including the reserve, reflecting the medium-term impact of slower economic growth on Provincial revenues. The
         Province will post a $0.5 billion surplus if the reserve is not required in 2008-09.

         The following table provides an overview of the key changes to the medium-term revenue and expense outlooks and the reserve since the release of the 2006 Budget. Additional details on key changes to the 2006-07 fiscal outlook since the 2006 Budget are provided in Section II of this Annex.

-------------------------------------------------------------------------------------------------------------------------------
IMPACT OF KEY CHANGES TO THE MEDIUM-TERM DEFICIT TARGETS
($ BILLIONS)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Outlook
                                                                               -------------- ---------------- ----------------
                                                                                     2006-07          2007-08          2008-09
                                                                               -------------- ---------------- ----------------
                                                                               -------------- ---------------- ----------------
Surplus/(Deficit) as per 2006 Budget                                                   (2.4)            (1.5)              0.0
                                                                               -------------- ---------------- ----------------
                                                                               -------------- ---------------- ----------------
Total Revenue Changes Since 2006 Budget                                                  1.3            (0.3)            (0.8)
Key Expense Changes Since 2006 Budget:
Additional Funding to Reduce Health Wait Times                                           0.1              0.2              0.2
Investment of Teranet IPO Proceeds into Priorities (see Section II)                      0.5                -                -
Spending Related to Federal Trusts                                                       0.5              0.5              0.2
Other Expense (Net), Including Interest on Debt Savings                                (0.2)            (0.2)            (0.1)
                                                                               -------------- ---------------- ----------------
                                                                               -------------- ---------------- ----------------
Total Expense Changes Since 2006 Budget                                                  0.9              0.5              0.3
                                                                               -------------- ---------------- ----------------
                                                                               -------------- ---------------- ----------------
Total Changes Since 2006 Budget                                                          0.4            (0.7)            (1.0)
                                                                               -------------- ---------------- ----------------
                                                                               -------------- ---------------- ----------------
Surplus/(Deficit)                                                                      (1.9)            (2.2)            (1.0)
Reserve                                                                                  1.0              1.5              1.5
------------------------------------------------------------------------------ -------------- ---------------- ----------------
------------------------------------------------------------------------------ -------------- ---------------- ----------------
Surplus/(Deficit) Before Reserve                                                       (0.9)            (0.7)              0.5
-------------------------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
-------------------------------------------------------------------------------------------------------------------------------

         DETAILS OF KEY REVENUE CHANGES

         Since the 2006 Ontario Budget, the economic growth outlook for 2006 to 2008 has softened, reflecting higher oil prices, a stronger Canadian dollar and a slower growth outlook for the U.S. economy. The negative revenue impact of slower economic growth is offset in 2006-07 by proceeds from the Teranet Income Fund IPO and higher revenues related to processing of prior years' tax returns. The revenue increase related to prior years is largely one-time in nature, with only a portion of the increase carrying forward over the medium term. Also contributing to higher revenues is Ontario's share of Government of Canada transfers to all provinces and territories under the trusts announced in the 2006 federal budget.

         All other medium-term revenue changes lower the revenue outlook over the medium term. The medium-term revenue outlook changes are discussed in greater detail in Annex I, Ontario's Economic and Revenue Outlook.

         UPDATE ON THE PROCEEDS FROM THE INITIAL PUBLIC OFFERING (IPO) OF TERANET

         The First Quarter Ontario Finances reported that an estimated $570 million was expected from the Teranet IPO proceeds, of which $54 million was devoted to service improvements and system enhancements of Teranet.

         The amount included $410 million in cash received from the IPO on June 16, 2006. The $160 million cash component of the transaction received by the Province in a deferred payment was dependent upon the market price of the income fund units at the time the Province's designees sold their income fund units and paid the Province the deferred payment. In September, the Province's designees sold their income fund units and paid the Province
         $163 million, resulting in an additional $3 million in revenue.

         The proceeds from the Teranet IPO have been added to the Ministry of Finance Operating Contingency Fund and the
         government will continue to determine priority areas in which to invest the proceeds.  Details on priority areas where the government is proposing to invest the Teranet IPO proceeds can be found in Section II of this Annex.

         DETAILS OF KEY EXPENSE CHANGES

         Major changes to the medium-term expense outlook since the 2006 Budget include:

o               increases in total health sector expense by $0.1 billion in 2006-07, $0.2 billion in 2007-08 and $0.2 billion onwards, to reflect enhancements to the government's Wait Times Strategy

o        an amount of $0.5 billion allocated to the Contingency Fund until priority projects to be funded by the proceeds from the Teranet Income Fund IPO in 2006-07 are determined; details on key investments to date can be found in Section II of this Annex

o        spending related to the Government of Canada transfers under the federal trusts, which amount to $0.5 billion in
                2006-07 and 2007-08, and $0.2 billion in 2008-09, pending satisfactory resolution of issues related to the
                Canada-Ontario Agreement

o        a net decrease in other expenses by $0.2 billion in 2006-07 and 2007-08, and $0.1 billion in 2008-09, mainly due to the impact of lower interest on debt costs arising from continued cost-effective debt management and lower interest rates than were forecast at the time of the 2006 Budget.

MODERNIZING GOVERNMENT UPDATE

         The government's modernization plan contains three objectives:

o               program review-- achieving savings of $750 million by 2007-08 from more cost-effective programs

o        efficient government-- delivering higher-quality services in an efficient and effective manner

o               controlling long-term costs-- improving health care, education and other key services in a way that is affordable and fiscally sustainable.

         ACHIEVEMENT OF SAVINGS

         Since taking office, the government has undertaken a comprehensive review to ensure that key programs and services are being delivered in the most cost-effective way possible and to secure their long-term viability. A critical component of the fiscal plan has been the program review target of $750 million to be achieved by
         2007-08.

         As indicated in the 2006 Budget, $407 million in savings had been found-- $350 million in direct program savings and a further $57 million through more efficient management of the Province's revenues. To keep pace with the rising expectations of citizens for high-quality, cost-effective public services, the government is modernizing and improving programs and services both internally and externally. Examples include:

o               decreased procurement costs resulting from a more streamlined purchasing process, vendor rebates and 33 new vendors of record

o               savings generated by changes in the application of information technology services and products, including the consolidation of key infrastructure services across the Ontario Public Service (e.g., service/datacentre consolidation and common computer applications and services)

o               more effective management of government revenues through improved collection of the government's accounts receivable

o        reduced ministry accommodation costs and more energy-efficient government buildings-- Ontario is leading by example in reducing energy consumption

o        improved and more cost-effective service delivery to both citizens and business customers through the implementation of ServiceOntario.

         Since the 2005 Budget, ministries across the government have reviewed their baseline expenditures for efficiencies to ensure all expenditures are aligned with the government's priorities. As a result of the review, combined with the work underway to modernize government, the remaining $343 million of the $750 million program review target has been realized and exceeded. All government ministries have realized sufficient savings from program review to absorb almost $400 million in salary and wage and other inflationary pressures. Total savings from modernization equal $806 million annually.

         The 2006 Budget confirmed that the government has continued to move forward on the modernization initiatives. For example, the new Securities Transfer Act, coming into force January 2007, creates the first fully harmonized provincial commercial law in Canada. The modernization of Ontario's commercial law framework will help businesses compete in the global economy and facilitate economic growth.

         The continued work to modernize government and review all expenditures demonstrates Ontario's commitment to achieving efficiency, effectiveness and economy throughout government.

         In November 2005, the first money-back service guarantee was implemented for the Online Birth Certificate
         Service. As of September 2006, of the 250,189 eligible applications received, 80 refunds have been issued to applicants who did not receive their birth certificate within 15 business days.

         Building on the success of the Online Birth Certificate service guarantee, an Online Marriage and Death
         Certificates Application money-back guarantee will be launched in January 2007, enabling customers quick and convenient access to these vital documents.

         The government is also working with broader public-sector (BPS) partners to manage the rate of growth in spending, while improving their respective service levels.  OntarioBuys, a Ministry of Finance program, is working with BPS partners to improve their supply chain functions.  For instance, an e-supply chain project involving 46 hospital facilities across the province is already yielding significant annual savings available for front-line services. The BPS is demonstrating keen interest in this program and new projects are being initiated.  Existing OntarioBuys projects in the health and education sectors, once implemented, will yield demonstrable savings and improve service quality.

         The program review savings target was $750 million and has been exceeded. The following table presents total achieved program review savings.

-------------------------------------------------------------------------------------------------------------- ----------------
TOTAL PROGRAM REVIEW SAVINGS                                                                                           2007-08
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------- ----------------
-------------------------------------------------------------------------------------------------------------- ----------------
Previously Reported Savings ($407 Million)
Supply Chain and Transactional Services                                                                                    200
Information and Information Technology                                                                                     100
Accommodation Savings Review                                                                                                50
Revenue Savings                                                                                                             57
                                                                                                               ----------------
                                                                                                               ----------------
Subtotal                                                                                                                   407
Remaining Savings/Efficiencies ($399 Million)
Salary and Wage Pressures Absorbed                                                                                         366
Ministry Efficiencies - Absorbing Inflationary Costs                                                                        18
Central Agency Review/Integration                                                                                           15
                                                                                                               ----------------
                                                                                                               ----------------
Subtotal                                                                                                                   399
-------------------------------------------------------------------------------------------------------------- ----------------
-------------------------------------------------------------------------------------------------------------- ----------------
Total                                                                                                                      806
-------------------------------------------------------------------------------------------------------------- ----------------

===========================================================================================================================
SECTION II: 2006-07 SECOND-QUARTER FISCAL UPDATE

2006-07 FISCAL SUMMARY

         The 2006 Budget Plan projected a deficit of $2,350 million for 2006-07. As at September 30, 2006, a deficit of
         $1,949 million is projected for 2006-07, an in-year improvement of $401 million from the deficit projected in the
         2006 Budget. Additional information can be found in Annex VII, Details of Ontario's Finances.

-------------------------------------------------------------------------------------------------------------------------------
2006-07 FISCAL OUTLOOK-- IN-YEAR CHANGE
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------------
                                                                            Budget Plan  Outlook(1) 2006-07     In-Year Change
                                                                                2006-07
                                                                     ----------------------------------------------------------
                                                                     ----------------------------------------------------------
Revenue                                                                          85,730              87,044              1,314
Expense
  Programs                                                                       77,651              78,789              1,138
  Interest on Debt                                                                9,429               9,204              (225)
                                                                     ----------------------------------------------------------
                                                                     ----------------------------------------------------------
Total Expense                                                                    87,080              87,993                913
                                                                     ----------------------------------------------------------
                                                                     ----------------------------------------------------------
Surplus/(Deficit) Before Reserve                                                (1,350)               (949)                401
Reserve                                                                           1,000               1,000                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Surplus/(Deficit)                                                               (2,350)             (1,949)                401
-------------------------------------------------------------------------------------------------------------------------------
(1)      Second-quarter fiscal forecast as at September 30, 2006.
-------------------------------------------------------------------------------------------------------------------------------

         Total revenue in 2006-07 is currently projected to be $87,044 million, an increase of $1,314 million from the
         2006 Budget Plan. In-year revenue changes are discussed in greater detail in Annex I, Ontario's Economic and
         Revenue Outlook.

         Total expense is projected to increase to $87,993 million, up a net $913 million from the 2006 Budget Plan and up
         $494 million from the outlook presented in the First Quarter Ontario Finances. This is mainly due to an in-year increase in the Operating Contingency Fund of $456 million related to the federal trusts and the $519 million in proceeds from the Teranet IPO, offset by interest on debt savings of $225 million.

         The reserve, included to protect the fiscal plan against unexpected and adverse changes in the economic and fiscal outlook, is unchanged at $1.0 billion. Any portion of the reserve not required at year-end will be used to reduce the deficit.

         The 2006-07 fiscal outlook continues to include funding from the 2005 Canada-Ontario Agreement. Issues surrounding federal transfers are discussed in greater detail in Annex III, Fairness for All Canadians.

2006-07 EXPENSE OUTLOOK

-------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF IN-YEAR EXPENSE CHANGES SINCE BUDGET
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                In-Year Change
                                                                                                                ---------------
                                                                                                                ---------------
Expense Changes This Quarter:(1)
  Ministry of Finance-- Increase to Operating Contingency Fund for the federal trusts                                      456
  Ministry of Natural Resources-- Additional forest fire fighting costs                                                    124
  Ministry of Health and Long-Term Care(2)-- Wait Times Strategy                                                           109
  Ministry of Community and Social Services-- Ontario Disability Support Program                                            25
  Ministry of Children and Youth Services-- Youth Challenge Fund                                                            15
  Ministry of Education-- TVOntario Strategic Plan implementation                                                            8
  Ministry of Public Infrastructure Renewal-- Caledonia-- Purchase of Douglas Creek Estates                                  6
  Ministry of Finance-- Increase to Operating Contingency Fund for additional proceeds from the Teranet IPO                  3
  Interest on Debt-- Savings                                                                                              (74)
                                                                                                                ---------------
                                                                                                                ---------------
Sub-Total                                                                                                                  672
Proposed Investments Related to Teranet IPO Proceeds
  Ministry of Transportation-- Toronto Transit Vehicle Assistance                                            150
  Ministry of Agriculture, Food and Rural Affairs-- Assistance to Farmers                                    101
  Ministry of Agriculture, Food and Rural Affairs-- Rural Infrastructure                                      70
  Ministry of Agriculture, Food and Rural Affairs-- Rural Development                                          5
                                                                                                    -------------
                                                                                                    -------------
Total Proposed Investments Related to Teranet IPO Proceeds                                                                 326
                                                                                                                ---------------
                                                                                                                ---------------
Total Expense Changes, Including Investments Related to Teranet IPO Proceeds                                               998
  Ministry of Finance-- Operating Contingency Fund offsets                                                               (498)
  Ministry of Public Infrastructure Renewal-- Capital Contingency Fund offsets                                             (6)
                                                                                                                ---------------
                                                                                                                ---------------
Net Expense Changes This Quarter                                                                                           494
Net Expense Changes Reported in First Quarter Ontario Finances                                                             419
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Total Expense Changes Since Budget                                                                                         913
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
(1)      Second-quarter fiscal forecast as at September 30, 2006.
(2)      Includes amounts allocated to hospitals' net expense for Wait Times Strategy.
-------------------------------------------------------------------------------------------------------------------------------
         The following is a detailed explanation of the in-year changes this quarter.

o        The Province proposes that the Operating Contingency Fund under the Ministry of Finance be increased by $456 million in 2006-07 to reflect spending related to the federal trusts, pending satisfactory resolution of issues related to the Canada-Ontario Agreement.

o        An in-year increase of $124 million in the Ministry of Natural Resources for additional personnel and equipment resources is required to support forest fire fighting, due to the above-average number of fires this season, fully offset from the Operating Contingency Fund.

o        Health sector expense increased by $109 million, reflecting enhancements to the government's Wait Times Strategy, including about $50 million for 127,200 additional key procedures (hip and knee replacements, cataract surgeries, MRI exams and CT scans) and about $59 million to improve supporting programs and services.

o        An increase of $25 million in the Ministry of Community and Social Services is a result of the elimination of the four-month limit on retroactive payments for the Ontario Disability Support Program, fully offset from the
                Operating Contingency Fund.

o        An increase of $15 million in the Ministry of Children and Youth Services is supporting the Youth Challenge Fund to provide prevention and early intervention initiatives for youth at risk, fully offset from the
                Operating Contingency Fund.

o        An in-year increase of $8 million in the Ministry of Education is supporting the modernization of TVOntario through its conversion to digital broadcasting, fully offset from the Operating Contingency Fund.

o               The Ministry of Public Infrastructure Renewal has paid $22 million to acquire the Douglas Creek Estate
                Lands. The net impact on the ministry's allocation is an increase of $6 million, fully offset from the
                Capital Contingency Fund. As part of its broader response and strategy to provide support and assistance to individuals and businesses of Caledonia, the government has provided $25 million this fiscal year, of which $2 million was reported in the First Quarter Ontario Finances for business assistance.

o        An increase of $3 million in the Ministry of Finance Operating Contingency Fund resulting from the additional revenue from the Teranet IPO when the Province's designees sold their income fund units and paid the
                Province.

o        Savings of $74 million in Interest on Debt costs for 2006-07 are mainly due to cost-effective debt management and lower-than-forecast long-term interest rates.

            The following provides details of the government's investments to date related to the Teranet IPO proceeds in the Operating Contingency Fund.

o        A $150 million increase in the Ministry of Transportation is for the contribution to the City of Toronto to help fund the replacement and refurbishment of Toronto Transit Commission (TTC) vehicles, fully offset from the
                Teranet IPO proceeds in the Operating Contingency Fund. This contribution recognizes the unique funding requirements of the TTC-- Canada's largest municipal transit agency.

o        There is an increase in the Ministry of Agriculture, Food and Rural Affairs of $96 million in assistance to farmers to match the federal Canadian Agricultural Income Stabilization Inventory Transition Initiative,
                and $5 million to support horticulture producers through the Self-Directed Risk Management Program, fully offset from the Teranet IPO proceeds in the Operating Contingency Fund.

o        An investment of $70 million in the Ministry of Agriculture, Food and Rural Affairs is for rural communities to support projects such as water and wastewater infrastructure, and roads and bridges, fully offset from the
                Teranet IPO proceeds in the Operating Contingency Fund.

o        An increase of $5 million in the Ministry of Agriculture, Food and Rural Affairs is assisting rural communities with economic development projects, fully offset from the Teranet IPO proceeds in the Operating
                Contingency Fund.

==========================================================================================================
ANNEX III
              FAIRNESS FOR ALL CANADIANS
===============================================================================================================================
INTRODUCTION

         For over 15 years, successive Ontario governments have urged the federal government to address the systemic unfairness towards the people of Ontario in federal programs and transfers. In 2004, the McGuinty government documented the inequities in greater detail than ever before and its call for fairness received support from business, community, sectoral and municipal leaders from all regions of Ontario.

         The Government of Ontario and the people of this province believe that equitable treatment is a fundamental principle that must serve as the underpinning of our fiscal arrangements. Outside of the country's formal
         Equalization program, federal transfers and programs of general application should treat all Canadians equally.
         Federal cash transfers to provinces and territories that support these programs should be allocated on an equal per-capita basis.

         This unfairness represents a real drain on the Ontario economy and a significant barrier to progress for the people of this province. With fair support from the federal government, Ontario could do even more to strengthen the economy and improve vital public services like health care and education.

         More and more, studies are supporting what Ontario has been saying: that outside of the Equalization program itself, all Canadians deserve the same level of support from their national government for their public services.
         Even the federal government's own study, the O'Brien Report, agrees that backdoor equalization with respect to health and social transfers needs to be addressed. All Canadians are equal, and the federal government should invest fairly in the future prosperity of all Canadians and all regions.

ONTARIANS DO NOT RECEIVE FAIR TREATMENT

         The Ontario Government recognizes the importance of modern and efficient infrastructure to support economic growth. That's why the 2006 Ontario Budget included a $1.2 billion investment in the Province's public transit systems, municipal roads and bridges. This investment includes $670 million through the Move Ontario Trust to enable the extension of the Toronto subway to Vaughan, and $167 million to enable expansion of public transit in
         Mississauga, Brampton and York Region. The initiative builds on the provision of two cents per litre of gas tax revenues to municipalities in support of public transit, and the government's ReNew Ontario plan to invest more than $30 billion over five years in health care, education, water and wastewater, justice, transportation and transit infrastructure.

[Bar chart showing the differences in per capita funding between Ontario and the rest of Canada over various programs such as health, infrastructure, training, education and employment insurance.]

         The federal government is a necessary partner in the Toronto-York subway extension, the North America Gateway and other projects of national strategic significance, and must distribute infrastructure funding fairly over the long term. Under the terms of the existing infrastructure programs, on a per-capita basis, Ontario has only received 80 per cent of the funding made available to the rest of Canada over the terms of those agreements. Over the life of the existing federal infrastructure programs, this shortfall will add up to $1.2 billion.

         At the same time, the federal government must address the inequities in how it distributes the Canada Health
         Transfer (CHT), which supports Ontario's hospitals and health care providers, and the Canada Social Transfer
         (CST), which supports colleges, universities and social programs. Federal support for health care in Ontario is only 92 per cent of the average support given to Equalization-receiving provinces.(1) This means Ontario will receive $53 less per person-- an annual shortfall totalling $677 million. Federal transfers to support Ontario's postsecondary education sector and social programs are only 88 per cent of the average support given to
         Equalization-receiving provinces. This means Ontario will receive $33 less per person-- an annual shortfall totalling $415 million.

         Federal funding for labour market training in Ontario is also distributed inequitably. Federal support for training and employment services per unemployed person in Ontario is only 63 per cent of the average funding per unemployed person provided to Canadians in other provinces. Ontarians would benefit by $314 million annually if they received the same funding for training as other Canadians.

         Ontarians also receive less federal Employment Insurance (EI) regular benefits per unemployed person than unemployed persons elsewhere in Canada. EI regular benefits for unemployed Ontarians are only 58 per cent of the average for unemployed persons in the rest of Canada. Ontarians would benefit by $1.6 billion annually if they received the same level of EI benefits as other Canadians.

CANADA-ONTARIO AGREEMENT

         In 2005, the Canadian and Ontario governments entered into a historic agreement that finally addressed some of
         Ontario's concerns about fairness. Progress was made in a number of areas, including funding to support Ontario workers and immigrants at levels comparable to that of other provinces.

         The Canada-Ontario Agreement, although historic and a significant victory for the people of Ontario, represented just a first step towards addressing Ontario's fairness issues. Regrettably, it has not yet been honoured by the new federal government.

         The new federal government made an unequivocal commitment to honour that Agreement, recognizing that it was in the interests of all Ontarians and all Canadians to invest in a fair way in Ontario's prosperity.

Letter from Stephen Harper to Dalton McGuinty, January 18, 2006
-----------------------------------------------------------------------------------------------------------------------------
         Dear Premier McGuinty,

         It was a pleasure to speak with you earlier this week.

         When we met in my office in May 2005, no agreement had been finalized between yourself and the Prime Minister. We did reach an understanding that I would be amenable to supporting a fiscal imbalance agreement reached between
         Ontario and Canada.*

         Our platform released last week does not provide for the last two years of this agreement as that would put us beyond the term of the current Ontario government. However, given your strong commitment to the terms of the current agreement, I have no difficulty in accommodating your request.* This means we will be fully funding this agreement* through the 2009-10 and 2010-11 fiscal years, a commitment which is clearly within the fiscal flexibility of our plans.*

         I have attached the spreadsheet which sets out the details of the funding of that agreement in order to avoid any confusion.

         Sincerely,

         Hon. Stephen Harper, P.C., M.P.

* Emphasis added.

------------------------------------------------------------------------------------------------------------------------------
PRIME MINISTER HARPER'S COMMITMENT TO THE CANADA-ONTARIO AGREEMENT
($ MILLIONS)

                              2005-06     2006-07     2007-08     2008-09     2009-10     2010-11     Total

Higher Education                  400           -         350         400         400         400     1,950

Housing and Infrastructure        150         150         100         100         100           -       600

Cities                            149         149           -           -           -           -       298

Labour Market
Development and
Immigration                        80         300         400         560         634         634     2,608

Climate Change                      -          40         140         158         200           -       538

Corporate Tax Collection
and Meat Inspection                10          80         350         250         100         100       890

Total                             789         719       1,340       1,468       1,434       1,134     6,884
------------------------------------------------------------------------------------------------------------------------------

         Based on the specific, firm, written commitment to the Canada-Ontario Agreement, set out in the Honourable
         Stephen Harper's letter to Premier Dalton McGuinty on January 18, 2006, Ontario built these revenues and corresponding expenditures into its March 2006 Budget medium-term fiscal plan.

-------------------------------------------------------------------------------------------------------------------------------
REVENUE FROM 2005 CANADA-ONTARIO AGREEMENT INCLUDED IN
ONTARIO'S MEDIUM-TERM FISCAL PLAN
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------------
                                                                   2006-07          2007-08           2008-09       Three-Year
                                                                                                                         Total
                                                           ---------------- ---------------- ----------------- ----------------
Immigration(1)                                                           2                2                 2                6
Labour Market Partnership                                               93              108               155              356
Corporate Tax Collection                                                 -              250               150              400
Higher Education                                                         -              350               400              750
Housing                                                                150                -                 -              150
Infrastructure                                                           -              100               100              200
Climate Change                                                          40              140               158              338
                                                           ---------------- ---------------- ----------------- ----------------
                                                           ---------------- ---------------- ----------------- ----------------
Total Included in Fiscal Plan                                          285              950               965            2,200
-------------------------------------------------------------------------------------------------------------------------------
(1)      Annual funding to support the development of an immigration portal. Under the Canada-Ontario Agreement, $320 million annually by 2009-10 in newcomer services will be delivered to Ontarians by the federal government.
-------------------------------------------------------------------------------------------------------------------------------

         Uncertainty remains regarding the Agreement resulting from the unanticipated announcement in the 2006 federal budget of the intention to include several trusts, certain tax measures and "further amounts allocated" as counting towards the Agreement.

         Furthermore, the federal government made unexpected changes to the form and timing of revenues to flow to Ontario through the Agreement. Finally, Ontario awaits the balance of the funds committed under the Agreement, including outstanding 2005-06 amounts and the long-term funding that was promised in the Honourable Stephen Harper's
         January 18, 2006 letter.

FEDERAL TRUSTS

         The May 2006 federal budget announced the federal government's intention to create several trusts worth
         $3.3 billion for the benefit of all provinces and territories. These trusts provide support to provinces and territories for postsecondary education, public transit and housing.

         Ontario will receive $390 million over two years from the Postsecondary Education Infrastructure Trust; $352 million over three years from the Public Transit Capital Trust; $312 million over three years from the Affordable
         Housing Trust; and $80 million over three years from the Off-Reserve Aboriginal Housing Trust.

         The Province is including $1,134 million of revenue from these trusts in its medium-term fiscal outlook. The
         Province proposes that the Operating Contingency Fund under the Ministry of Finance be increased by $1,134 million over three years to reflect supplemental spending related to these trusts, pending satisfactory resolution of issues related to the Canada-Ontario Agreement.

         Ontario does not accept the position that the unanticipated measures announced by the federal government in its
         2006 Budget count towards the Canada-Ontario Agreement. No other province has been called upon to use these trusts to offset pre-existing federal commitments, deals or obligations.

         If the federal government maintains that the trusts apply against the Canada-Ontario Agreement revenues already built into the Province's fiscal plan, which also already have expenditures aligned against them, then there is no supplemental funding available to spend in those areas beyond what was already included in Ontario's March
         2006 Budget.

         To maintain otherwise would be to claim that funds provided once are to be spent twice.

FAIRNESS FOR ALL CANADIANS

         Ontario is calling on the federal government to honour its commitment to the government and to the people of
         Ontario. This means moving forward to ensure that Canadians living in Ontario are treated fairly by their national government in the areas of health and social transfers, infrastructure funding, support for workers--
         and all federal programs designed to help Canadians across the country.

         Ontario and the federal government must work together in a forward-looking manner to address the future prosperity of the Province and Canada.

         The Government of Ontario welcomes Ottawa's acknowledgment and attention to the fiscal imbalance and Ontario's equitable treatment concerns. In the longer term, we need a fundamental re-examination of our fiscal architecture. The Government of Ontario has put forward a number of suggestions for such a review.

         Ultimately, the Government of Ontario's position can be summarized, simply, as Fairness for All Canadians. We expect the federal government to make meaningful, concrete steps towards achieving fairness immediately.

(1)      CHT and CST figures are for the 2006-07 fiscal year and the "rest of Canada" refers to Equalization-receiving provinces; figures for infrastructure refer to funding over the terms of existing federal infrastructure programs;
   figures for training are for 2004 and refer to per unemployed person, and "rest of Canada" refers to other provinces only, not territories; EI regular benefits figures are for 2005 and refer to per unemployed person, and "rest of
   Canada" refers to other provinces only, not territories.
(2)      All provinces except Ontario and Alberta receive Equalization. Saskatchewan receives more CHT and CST cash per capita than the other seven Equalization-receiving provinces.

==========================================================================================================
ANNEX IV
              CORPORATE TAX HARMONIZATION - CREATING A MORE COMPETITIVE TAX CLIMATE FOR BUSINESS
===========================================================================================================================
CREATING A MORE COMPETITIVE TAX CLIMATE FOR BUSINESS

         Strengthening Ontario's competitiveness requires creating a climate for investment growth while ensuring that the government has the resources it needs to make strategic investments in the people and economy of the province.

         A competitive tax system is essential to attract business investment and foster economic growth in a highly competitive global economy. Ontario already has a competitive corporate tax system. Ontario's combined federal-provincial statutory corporate income tax rate for manufacturing is below the average for the United
         States. It is also below the combined rate in each of the Great Lakes states against which Ontario competes most directly.

         To further enhance Ontario's investment climate, the Ontario capital tax is being phased out. The capital tax, which taxes business investment rather than profits, is widely recognized as a barrier to investment. As a key element of the government's strategy to promote new investment, economic growth and job creation, a plan to eliminate Ontario's capital tax by 2012 was legislated. The 2006 Ontario Budget built on that plan by accelerating the capital tax rate cut. Starting on January 1, 2007, every corporation still paying capital tax will have its rate cut by five per cent.

         The following table sets out the legislated capital tax elimination plan:

-----------------------------------------------------------------------------------------------------------------------------
ONTARIO'S CAPITAL TAX ELIMINATION PLAN(1)
-----------------------------------------------------------------------------------------------------------------------------
                          Deduction($M)                                       Rates(%)
------------------------ -------------- -------------------------------------------------------------------------------------
                                             Regular                            Financial Institutions
                                          Corporations
------------------------ -------------- ------------------ --------------------- --------------------------------------------
                                                              1st $400 M of             Taxable Capital Above $400 M
                                                             Taxable Capital
------------------------ -------------- ------------------ --------------------- --------------------------------------------
                                                                                  Non-Deposit Taking       Deposit Taking
------------------------ -------------- ------------------ --------------------- ---------------------- ---------------------
Jan. 1, 2004                   5              0.3                   0.6                   0.72                   0.9
------------------------ -------------- ------------------ --------------------- ---------------------- ---------------------
Jan. 1, 2005                  7.5             0.3                   0.6                   0.72                   0.9
------------------------ -------------- ------------------ --------------------- ---------------------- ---------------------
Jan. 1, 2006                  10              0.3                   0.6                   0.72                   0.9
------------------------ -------------- ------------------ --------------------- ---------------------- ---------------------
Jan. 1, 2007                 12.5             0.285                 0.57                  0.684                  0.855
------------------------ -------------- ------------------ --------------------- ---------------------- ---------------------
Jan. 1, 2008                  15              0.285                 0.57                  0.684                  0.855
------------------------ -------------- ------------------ --------------------- ---------------------- ---------------------
Jan. 1, 2009                  15              0.225                 0.45                  0.54                   0.675
------------------------ -------------- ------------------ --------------------- ---------------------- ---------------------
Jan. 1, 2010                  15              0.15                  0.3                   0.36                   0.45
------------------------ -------------- ------------------ --------------------- ---------------------- ---------------------
Jan. 1, 2011                  15              0.075                 0.15                  0.18                   0.225
------------------------ ----------------------------------------------------------------------------------------------------
Jan. 1, 2012                                                         Eliminated
-----------------------------------------------------------------------------------------------------------------------------
(1)  Shading  denotes the five per cent  capital tax rate cut  announced  in the
     2006 Ontario Budget and enacted on May 18, 2006.
-----------------------------------------------------------------------------------------------------------------------------
         Ontario's tax system also provides a variety of corporate income tax incentives and rate reductions to encourage economic growth and job creation. These include(1):

o        $380 million in annual support for research and development through Ontario-only tax deductions and tax credits

o        $900 million annually to provide a reduced tax rate for small businesses

o        $255 million annually to provide a reduced tax rate on income from manufacturing and processing, mining, logging, farming and fishing

o        $150 million annually in tax credits to support the entertainment and creative industries.

         To further support job creation and Ontario's competitiveness, the government has introduced or enhanced a number of income tax credits:

o        The Apprenticeship Training Tax Credit was implemented to encourage the hiring and training of apprentices.

o        Tax credits for film and television production, computer animation, sound recording, book publishing and interactive digital media have been enhanced.

o        A new, enhanced dividend tax credit is proposed, starting in 2006, that would encourage greater investment in
                Ontario corporations and better integrate the corporate and personal income tax systems. Ontario taxpayers would pay less tax on their dividends from large Canadian companies, which would, in turn, create a more competitive business and investment climate. This would provide a benefit to investors of $40 million in
                2006-07, rising to $120 million when fully implemented in 2010-11.

         While a competitive tax system is an important element in enhancing Ontario's attractiveness as a place to invest, other factors also play a key role in business location decisions. For example, publicly funded health care is a major competitive advantage for the province. Ontario has numerous other competitive strengths, including a well-trained labour force, proximity to markets and a high quality of life. The Ontario Government continues to make key investments in infrastructure, health, education and innovation to help strengthen
         Ontario's business environment.

         A 2006 study by KPMG found that the overall cost of doing business in Ontario (including taxes paid by businesses) is below that of most major cities in the United States and other industrialized countries. In fact, among the 24 large cities in the G7 featured in that study, Toronto had the third-lowest cost of doing business.

CORPORATE TAX HARMONIZATION(2)

         The government is taking additional action to further reduce the cost of doing business in Ontario. The
         Canada-Ontario Agreement of May 2005 committed both governments to work towards concluding an agreement on a single corporate tax administration.

         On October 6, 2006, Ontario entered into a Memorandum of Agreement (MOA) with the federal government to streamline the administration of Ontario's corporate tax system. As a result, Ontario businesses will spend less time on paperwork, and more time creating jobs and fostering a strong, prosperous economy.

         When fully implemented, Ontario corporations will save $90 million annually in Ontario corporate income tax from a harmonized corporate income tax base and up to an additional $100 million annually in compliance costs from one tax form, one tax administration and one set of tax rules.

         SINGLE TAX ADMINISTRATION

         The MOA on a single corporate tax administration represents a major step in the government's goals of providing greater efficiency in service delivery and creating a stronger, more productive and competitive economy.

         Effective for taxation years ending after December 31, 2008, Ontario corporations will begin filing a single combined federal and Ontario corporate tax return with the Canada Revenue Agency (CRA). Businesses will begin remitting Ontario tax instalment payments to the CRA as early as February 2008.

         The CRA will collect and administer Ontario's corporate income tax, capital tax, corporate minimum tax and the special additional tax on life insurers. The CRA administration of these taxes will include assessments, collections, audits and appeals.

         In addition, the MOA allows for the delivery of early compliance gains to business, including more coordinated audits and other administrative efficiencies, prior to the single administration in 2009.

         CORPORATE INCOME TAX BASE HARMONIZATION

         As part of the single tax administration, Ontario will enter into a corporate income tax collection agreement with the federal government that is substantially similar to agreements currently in place with all other provinces, except Quebec and Alberta. Ontario already has a tax collection agreement with the federal government for its personal income tax.

         The Ontario corporate income tax collection agreement, like those of other provinces, will require Ontario to fully harmonize with the federal definition of corporate taxable income. As a result, any Ontario differences from the federal definition of taxable income will expire for taxation years ending after 2008.

         To improve Ontario's competitiveness and enhance the benefits of tax base harmonization, most Ontario-only measures that currently apply in calculating Ontario taxable income will not be replaced. Eliminating these differences from the federal tax base will provide business with an Ontario corporate income tax cut of $90 million a year.

         The most significant measure that Ontario will not be replacing is the income tax provision that requires an
         Ontario-based corporation to add back into income a portion of certain management fees, rents, royalties and other similar payments made to certain non-residents. This add-back provision generally has the effect of imposing a five per cent tax on these payments. Eliminating the add-back will provide an estimated $70 million annual tax reduction that will primarily benefit the manufacturing, wholesale and retail trade, and film production sectors, and help foster a more innovative and competitive economy.

         The remaining $20 million net annual cut in Ontario corporate income tax will arise from eliminating other
         Ontario tax measures in order to harmonize with the federal definition of taxable income.

         SUPPORT FOR RESEARCH AND DEVELOPMENT

         Ontario currently provides $380 million annually in corporate income tax incentives to support research and development (R&D). One of these incentives is a deduction for the portion of the federal investment tax credit that relates to Ontario scientific research and experimental development (SR&ED). This deduction has the effect of enhancing the value of the federal SR&ED investment tax credit for Ontario corporations. However, as an
         Ontario-only deduction, it does not conform to the requirements of a harmonized tax base.

         Given the importance of R&D to a vibrant, innovative and competitive economy, Ontario will replace this deduction with a new 4.5 per cent non-refundable tax credit on SR&ED expenses incurred in Ontario that qualify for the federal investment tax credit. A phased-in three-year carry-back and a 20-year carry-forward will be provided for unused credits. The tax credit will take effect for taxation years ending after 2008.

         The tax credit rate has been set to maintain the same revenue cost to Ontario as the R&D deduction. Ontario's R&D deduction will provide an estimated $200 million of tax support in 2006. By converting the R&D deduction to a tax credit, this tax support would now become taxable for both federal and Ontario tax purposes. While the tax credit rate has been designed to be revenue-neutral to Ontario, the federal government would receive an annual revenue windfall of about $40 million (based on the current $200 million estimate) from the taxation of the credit.

         SUPPORT FOR ONTARIO'S MINING SECTOR

         To support jobs and investment in the mining sector, the 2004 Ontario Budget announced that Ontario would not parallel federal legislation to replace the resource allowance with a typically less generous deduction for mining taxes and Crown royalties.

         For taxation years ending after 2008, Ontario will be required to follow the federal deduction for mining taxes and royalties. However, to maintain the effect of Ontario's existing resource allowance, a tax credit/debit mechanism, with an indefinite carry-forward for unused credits, will be introduced.

         Maintaining the effect of the existing resource allowance will continue to provide an annual benefit of about $40 million, net of the deduction for mining taxes paid, to the mining sector in Ontario's northern communities.

         TRANSITIONAL RULES FOR INCOME TAX BASE HARMONIZATION

         The requirement to parallel the federal definition of taxable income means that federal "pools" for items such as unclaimed depreciation and losses will apply for Ontario purposes starting with taxation years ending after 2008.

         Ontario generally parallels federal income tax base changes in order to reduce compliance costs to business. As a result, many corporations do not have significant differences in their tax pools for Ontario and federal purposes. In some cases, however, differences may arise where corporations have deducted different amounts from their tax pools for Ontario and federal purposes.

         In the absence of transitional rules, the use of federal tax pools could cause Ontario corporate income tax to be either overstated or understated.

         To ensure a smooth transition to the federal tax base, Ontario will introduce a mechanism that is designed to eliminate, over five years, the amounts by which Ontario corporate income tax is overstated or understated.

         Ontario will be consulting with the business community on the details of the transitional rules.

CAPITAL TAX BASE HARMONIZATION

         Until Ontario's capital tax is eliminated, harmonizing with the federal corporate income tax base will require changes to the calculation of Ontario capital tax. Currently, corporations that are not financial institutions calculate their Ontario taxable capital by restating the balance sheet into Ontario corporate income tax values.
         Since corporations will no longer be calculating Ontario corporate income tax values after 2008 as a result of income tax base harmonization, Ontario will need to move to a new method of calculating taxable capital.

         To further enhance business compliance savings and administrative efficiencies for the Ontario and federal governments, Ontario's capital tax base for non-financial institutions will be harmonized with the federal Large
         Corporations Tax (Part I.3 of the Income Tax Act (Canada)). Ontario's legislated capital tax elimination schedule will continue to apply. In the case of corporations with permanent establishments in Ontario and elsewhere, the capital tax liability will also continue to be reduced to reflect the percentage of income allocated outside
         Ontario.

         Since Ontario's capital tax for financial institutions is already largely harmonized with the federal capital tax, no policy changes are required with respect to the Ontario capital tax for financial institutions, except that it will be administered by the CRA for taxation years ending after 2008.

BENEFITS TO PROVINCES

         The MOA contains a number of provisions that will benefit Ontario and other provinces that participate in a corporate income tax collection agreement. These include:

o        a federal-provincial review to ensure the provinces are not disadvantaged by the current timing of federal tax payments

o        $25 million in annual federal funding for a national initiative to be led by the CRA, comprising enhanced audits of interprovincial income allocation and targeting of interprovincial tax avoidance

o        a federal-provincial study on the feasibility of developing a program that would allow corporate income tax refunds to be applied against other provincial and federal tax debts

o        an improved management and accountability framework with the CRA.

         Provinces will also benefit under their personal income tax collection agreements. For example, the federal government has agreed to waive the charges to the provinces for costs incurred by the CRA to develop the provincial tax-on-income system for personal income tax. This represents a $22 million saving to Ontario.

(1) Annex V, Transparency in Taxation, provides a detailed listing of tax measures provided by Ontario.

(2)      Federal administration of Ontario corporate taxes and consequential tax proposals will require legislative amendments that must be approved by the legislature.

==========================================================================================================
ANNEX V
              TRANSPARENCY IN TAXATION
===========================================================================================================================
TRANSPARENCY IN TAXATION

         The enactment of the Fiscal Transparency and Accountability Act, 2004, represents a major commitment of the
         Ontario Government to be more open and accountable. Under Section 6 of the Act, the Minister of Finance is
         required to release a mid-year review of the fiscal plan on or before November 15 of each year, which must include information about the estimated cost of expenditures made through the tax system.

         Tax expenditure reporting is an important element of improved fiscal transparency and accountability. This report is the second annual compilation of the estimated cost of Ontario tax provisions.

STRUCTURE OF THE REPORT

         This report provides estimates of revenue forgone in 2006 with respect to provisions in the following taxes:

o        Personal Income Tax
o        Corporate Tax
o        Sales and Commodity Tax
o        Education Property Tax
o        Employer Health Tax
o        Estate Administration Tax
o        Gross Revenue Charge

         Descriptions of each tax provision were provided in the government's first Transparency in Taxation report, presented in Annex III of the 2005 Ontario Economic Outlook and Fiscal Review, Background Papers. Please refer to the 2005 report for the descriptions.

         Electronic copies of the 2005 Ontario Economic Outlook and Fiscal Review, Background Papers are available via the
         Internet at:      www.fin.gov.on.ca/english/economy/ecoutlook/statement05/05fs-paperce.pdf or printed copies are available from:
                Publications Ontario
                880 Bay Street, Toronto, Ontario M7A 1N8
                Telephone: (416) 326-5300
                Toll-free: 1-800-668-9938
                TTY Toll-free: 1-800-268-7095
                Website: www.publications.gov.on.ca

         This report includes descriptions only for tax provisions that are new or have been modified since 2005. The descriptions are intended to provide a basic understanding of the provisions and do not replace the relevant legislation or regulations.

SCOPE

         Given the absence of a universally accepted definition of a "tax expenditure," this report continues the broad approach adopted in last year's report of listing estimates of forgone revenue that could potentially be included under a broad-based tax system.

         Personal and corporate income tax expenditures identified in this report include tax expenditures shared with the federal government and Ontario-only tax expenditures.

         Under a tax collection agreement between Ontario and Canada, the federal government determines the personal income tax base. Ontario has limited policy control over the individual components of taxable income and the associated tax expenditures related to the federally defined tax base.

         Ontario currently collects and administers its own corporate income tax. However, on October 6, 2006, Ontario entered into a Memorandum of Agreement with the federal government under which the federal government would collect and administer Ontario's corporate income tax and capital tax, effective for taxation years ending after
         2008. (See Annex IV, Corporate Tax Harmonization, for additional details.)

METHOD

         The estimates in this report were developed using the latest available taxation or economic data, forecast to the
         2006 calendar year. The data used to estimate the values of the tax provisions come from a variety of sources.
         Revisions to the underlying data, as well as improvements to the estimation method, may result in changes to the estimated value of a provision in future publications. As well, some tax provision estimates are particularly sensitive to economic conditions or other variables and those values could fluctuate significantly from year to year.

         It is important to note that the estimates in this report are not intended to represent the potential revenue gain for the Province if the tax provisions were not in place. Each estimate has been determined separately and in isolation of other factors, such as the economic impact of any change, behavioural responses, the interaction among various tax provisions, or any modifications in policy that might reasonably accompany the change. As a result, the estimates cannot be added together to determine the total cost of a particular group of tax expenditures.

         Tax expenditure estimates of less than $1 million are denoted by the letter "s" (small). This report also includes tax provisions for which relevant data from the tax system are not currently available to the Ministry of Finance. Although estimates may not be available, these items are listed to ensure greater accountability and transparency.

         Future annual reports will continue to refine Ontario's tax expenditure estimates.

===========================================================================================================================
PERSONAL INCOME TAX

         Table 1 provides estimates of tax provisions relating to the Ontario Personal Income Tax system. Business provisions listed here are for unincorporated businesses.

--------------------------------------------------------------------------------------------------------------------------------
TABLE 1: PERSONAL INCOME TAX(1)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------- ----------------------
Tax Provisions                                                                                                2006 Estimates(2)
                                                                                                                   ($ Millions)
--------------------------------------------------------------------------------------------------------- ----------------------
Ontario Non-refundable Tax Credits
Adoption Expense Credit(3)                                                                                                 1
Age Credit                                                                                                               230
Amounts Transferred from Spouse                                                                                           40
Basic Personal Credit                                                                                                  4,105
Canada Pension Plan (CPP)/Quebec Pension Plan (QPP) Contributions Credit                                                 520
Caregiver Credit                                                                                                          15
Charitable Donations Credit                                                                                              520
Disability Credit                                                                                                         80
Eligible Dependant Credit                                                                                                 90
Employment Insurance (EI) Premiums Credit                                                                                195
Infirm Dependant Credit                                                                                                    1
Medical Expense Credit                                                                                                   105
Ontario Overseas Employment Tax Credit                                                                                     5
Pension Income Credit                                                                                                     90
Spouse or Common-law Partner Credit                                                                                      215
Student Loan Interest Credit                                                                                              10
Tuition Fee and Education Credits                                                                                        310
Ontario Tax Reduction (OTR)
OTR-- Basic Reduction                                                                                                    165
OTR-- Reduction for Dependent Children Under 19                                                                          195
OTR-- Reduction for Disabled or Infirm Dependants                                                                          8
OTR-- Total                                                                                                              305
Other Ontario Tax Credits(4)
Ontario Focused Flow-through Share Tax Credit                                                                              2
Ontario Political Contribution Tax Credit                                                                                  5
Ontario Property and Sales Tax Credits (OPSTC)
OPSTC-- Non-seniors                                                                                                      460
OPSTC-- Seniors(5)                                                                                                       505
OPSTC-- Total(5)                                                                                                         965
Ontario Labour Sponsored Investment Fund and Employee Ownership Tax Credits
Employee Ownership (EO) Tax Credit                                                                                         s
Labour Sponsored Investment Fund (LSIF) Tax Credit                                                                        20
Research-oriented Investment Fund (ROIF) Tax Credit                                                                        1
Exemptions, Deductions and Deferrals Shared with the Federal Government
Business
   Items for Which an Estimate is not Available
         Assistance for Artists and Deduction for Canadian Art Purchased by
      Unincorporated        Businesses
         Assistance for Prospectors and Grubstakers
         Deduction of Accelerated Capital Cost Allowance
         Deferral Through Use of Billed-basis Accounting by Professionals
Employment
Deduction for Clergy Residence                                                                                            15
Deduction of Home Relocation Loans                                                                                         s
Deduction of Other Employment Expenses                                                                                   260
Deduction of Union and Professional Dues                                                                                 130
Employee Stock Options                                                                                                   150
Moving Expense Deduction                                                                                                  15
Northern Residents' Deductions                                                                                             1
   Items for Which an Estimate is not Available
      Deductions for Tradespersons' and Apprentice Vehicle Mechanics' Tools
      Deductions for Artists and Musicians
      Deduction for Military and Police Deployed to High-risk International Missions
      Deduction for Tuition Assistance for Adult Basic Education
      Deferral of Salary Through Leave of Absence/Sabbatical Plans
      Employee Benefit Plans
      Non-taxation of Allowances to Public Officials
      Non-taxation of Business-paid Health and Dental Benefits
      Non-taxation of Certain Non-monetary Employment Benefits
      Special Tax Computations for Certain Retroactive Lump-sum Payments
Farming and Fishing
   Items for Which an Estimate is not Available
      Cash-basis and Flexibility in Inventory Accounting
      Deduction of Farm Losses for Part-time Farmers
      Deferral of Income for Farmers
      Net Income Stabilization Account for Farmers
Investment
$500,000 Lifetime Capital Gains Exemption for Farming or Fishing Property and Small Business Shares                      140
Deduction of Allowable Business Investment Losses                                                                         10
Deduction of Carrying Charges Incurred to Earn Income                                                                    250
Deduction of Resource-related Expenditures                                                                                70
Partial Inclusion of Capital Gains                                                                                       525
   Items for Which an Estimate is not Available
         Capital Gains Exemptions-- $1,000 on Personal-use Property and $200 on
      Foreign              Exchange Transactions
         Deduction of Limited Partnership Losses
         Deferral of Capital Gains Through Five-year Reserve
         Deferral of Capital Gains Through Rollovers
         Deferral of Capital Gains Through 10-year Reserve for Farming or Fishing
      Property             and Small Business Shares
         Deferral of Capital Gains Through Transfers to a Spouse or Spousal Trust
         Non-taxation of Capital Gains on Principal Residences
         Reduced Inclusion Rate for Capital Gains Arising from Certain Donations
         Taxation of Capital Gains Upon Realization
Non-taxable Income
Guaranteed Income Supplement and Allowance Benefits                                                                       20
Social Assistance Benefits                                                                                                20
Workers' Compensation Benefits                                                                                           155
  Items for Which an Estimate is not Available
      Certain Government Pensions and Allowances
      Damages With Respect to Personal Injury or Death
      Death Benefits of Up to $10,000
      Employer-paid CPP/QPP Contributions and EI Premiums
      Gifts and Bequests
      Income of Indians on Reserves
      Income from the Office of the Governor General and Allowances for Diplomats and
      Other Government Employees Posted Abroad
      Investment Income on Life Insurance Policies
      Lottery and Gambling Winnings
      Strike Pay
Special Circumstances
Child Care Expense Deduction                                                                                             150
Treatment of Alimony, Maintenance and Child Support Payments                                                              50
   Items for Which an Estimate is not Available
      Deduction Related to Vows of Perpetual Poverty
      Disability Supports Deduction
      Exemption of Scholarship, Fellowship and Bursary Income
      Tax-free Amount for Emergency Service Volunteers
Tax-deferred Savings
Registered Pension Plans (RPP)-- Deduction for Contributions                                                             565
Registered Retirement Savings Plans (RRSP)-- Deduction for Contributions                                               1,875
   Items for Which an Estimate is not Available
      Deferred Profit-sharing Plans
      Registered Education Savings Plans (RESP)
      RPP and RRSP-- Non-taxation of Investment Income
--------------------------------------------------------------------------------------------------------- ----------------------

(1)  Estimates do not include the impact of revenue forgone from personal income tax provisions for trusts,  which are taxed as individuals under the Income
     Tax Act.
(2)  Estimates are based on 2003  tax-filer  data forecast to represent the 2006 taxation year,  unless otherwise  noted.  Tax-filer data include only those returns assessed within one year of the taxation year.
(3)  Estimate is based on federal estimates.
(4)  Estimates are based on tax-sharing statements (TSS) unless otherwise noted.
(5)  Estimate is based on TSS and the  enrichment  of the income  threshold  for senior couples to $23,090 proposed in the 2006 Ontario Budget.

===========================================================================================================================
PERSONAL INCOME TAX-- DESCRIPTION OF TAX PROVISIONS

         The following Personal Income Tax provisions have changed since 2005.

ONTARIO NON-REFUNDABLE TAX CREDITS

         The non-refundable tax credits listed in the following table are based on amounts that are adjusted for inflation each year. A brief description of these tax provisions is available in the 2005 Ontario Economic Outlook and
         Fiscal Review, Background Papers.

-------------------------------------------------------------------------------------------------------------------------------
AMOUNTS ON WHICH INDEXED NON-REFUNDABLE TAX CREDITS ARE BASED
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Base Amount
                                                                                                -------------------------------
Non-refundable Tax Credits                                                                             2005 ($)       2006 ($)
Adoption Expense Credit, maximum claim                                                                   10,000         10,220
Age Credit, maximum claim                                                                                 4,002          4,090
  Reduced by 15 per cent of individual's net income in excess of                                         29,793         30,448
Basic Personal Credit                                                                                     8,196          8,377
Caregiver Credit, maximum claim                                                                           3,863          3,948
  Reduced by dependant's net income in excess of                                                         13,218         13,509
Disability Credit                                                                                         6,622          6,768
Eligible Dependant Credit, maximum claim                                                                  6,960          7,113
  Reduced by dependant's net income in excess of                                                            696            711
  Dependant's net income less than                                                                        7,656          7,824
Infirm Dependant Credit, maximum claim                                                                    3,863          3,948
  Reduced by dependant's net income in excess of                                                          5,492          5,613
Medical Expense Credit
  Qualifying medical expenses in excess of the lesser of three per cent of net  income and                1,856          1,896
  Qualifying medical expenses of other dependant, maximum claim
                                                                                                         10,000         10,220
Pension Income Credit, maximum claim                                                                      1,133          1,158
Spouse or Common-law Partner Credit, maximum claim                                                        6,960          7,113
  Not exceeding spouse's or common-law partner's net income deducted from                                 7,656          7,824
Tuition Fee and Education Credits
  Education Credit, full time (per month)                                                                   441            451
  Education Credit, part time (per month)                                                                   132            135
  Maximum transfer                                                                                        5,667          5,792
----------------------------------------------------------------------------------------------- ---------------- --------------

OTHER ONTARIO TAX CREDITS

         Ontario Property and Sales Tax Credits (OPSTC)--The Property Tax Credit is the lesser of occupancy cost and a basic property tax credit amount plus 10 per cent of occupancy cost. Occupancy cost is property tax or
               20 per cent of rent paid on an individual's or couple's principal residence plus $25 if residing in a college residence. The basic property tax credit amount is $250 for non-senior individuals or couples and
               $625 for senior individuals or couples. The Sales Tax Credit is $100 for an individual plus $100 for a spouse or common-law partner and $50 for each dependent child aged 18 or under. The credits for non-seniors are jointly reduced by two per cent of family net income in excess of $4,000; the credits for seniors are jointly reduced by four per cent of family net income in excess of $22,250, which the 2006 Ontario Budget proposes to increase for senior couples. The maximum OPSTC are $1,000 for non-seniors and $1,125 for seniors. The estimate includes the proposed increase to the income threshold for senior couples, which is expected to be $23,090 for 2006.

EXEMPTIONS, DEDUCTIONS AND DEFERRALS SHARED WITH THE FEDERAL GOVERNMENT

         EMPLOYMENT

         Item for Which an Estimate is not Available

         Deductions for Tradespersons' and Apprentice Vehicle Mechanics' Tools--Tradespersons and registered apprentice vehicle mechanics may deduct from their employment income as a tradesperson or apprentice mechanic an amount of up to $500 for the cost of their tools in excess of a specified amount. The deduction for tradespersons' tools parallels the 2006 federal budget initiative.

         INVESTMENT

         $500,000 Lifetime Capital Gains Exemption for Farming or Fishing Property and Small Business Shares-- A $500,000
               lifetime capital gains exemption is available for gains from the disposition of qualified farming or fishing property and small business shares. The inclusion of fishing property parallels the 2006 federal budget initiative.

         Items for Which an Estimate is not Available

         Deferral of Capital Gains Through Rollovers-- Individuals (other than trusts) are permitted a rollover of capital gains on eligible small business investments. To the extent that the proceeds are reinvested in one or more eligible small business corporations, the liability for personal income tax on the gain is deferred until the replacement property is sold. In addition, capital gains on intergenerational transfers of farming or fishing property are deferred in certain circumstances until the property is disposed of outside the immediate family. The inclusion of fishing property parallels the 2006 federal budget initiative.

         Deferral of Capital Gains Through 10-year Reserve for Farming or Fishing Property and Small Business Shares-- If
               proceeds from the sale of small business shares or from the sale of farming or fishing property to a child, grandchild or great-grandchild are not all receivable in the year of sale, realization of a portion of the capital gain may be deferred until the year in which the proceeds become receivable. However, a minimum of
               10 per cent of the gain must be brought into income each year, creating a maximum
               10-year reserve period. For most other assets, the maximum reserve period is five years. The inclusion of fishing property in the 10-year reserve provision parallels the 2006 federal budget initiative.

         Reduced Inclusion Rate for Capital Gains Arising from Certain Donations-- Effective May 2, 2006, capital gains arising from gifts of publicly listed securities and ecologically sensitive land to public charities are exempt from tax. Previously, capital gains on such donations were subject to one-half the normal 50 per cent inclusion rate for capital gains. In addition, capital gains on certain objects certified as being of cultural importance to Canada are exempt from tax if donated to a designated museum or art gallery.

         SPECIAL CIRCUMSTANCES

         Item for Which an Estimate is not Available

         Exemption of Scholarship, Fellowship and Bursary Income-- For students eligible for the education credit, scholarship, fellowship and bursary income is exempt from tax, starting in 2006. Previously, the first
               $3,000 of this income was exempt.

===========================================================================================================================
CORPORATE TAX

         The estimated values of tax provisions in the Ontario Corporate Income Tax, Capital Tax and Mining Tax systems are presented in Table 2.

-------------------------------------------------------------------------------------------------------------------------------------
TABLE 2: CORPORATE TAX
-------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------- ----------------------
Tax Provisions                                                                                                  2006 Estimates(1)
                                                                                                                     ($ Millions)
-------------------------------------------------------------------------------------------------------------- ----------------------
Corporate Income Tax
Ontario Refundable Tax Credits
Apprenticeship Training Tax Credit(2,)(3)                                                                                  95
Co-operative Education Tax Credit(2)(3)                                                                                     5
Ontario Book Publishing Tax Credit(4)                                                                                       2
Ontario Business Research Institute Tax Credit                                                                              4
Ontario Computer Animation and Special Effects Tax Credit(4)                                                                7
Ontario Film and Television Tax Credit(4)                                                                                  95
Ontario Innovation Tax Credit                                                                                             180
Ontario Interactive Digital Media Tax Credit(4)                                                                             8
Ontario Production Services Tax Credit(4)                                                                                  40
Ontario Sound Recording Tax Credit(4)                                                                                       1
Ontario Deductions and Exemptions
Additional Deduction for Credit Unions                                                                                      4
Assets Used to Generate Clean Energy                                                                                        s
Manufacturing and Processing (M&P) and Resource Sector Credit                                                             255
Non-taxation of the Federal Investment Tax Credit(5)                                                                      200
Ontario Current Cost Adjustment                                                                                             5
Ontario Depletion Allowance                                                                                                 s
Ontario New Technology Tax Incentive                                                                                        s
Ontario Political Contributions                                                                                             1
Ontario Resource Allowance(6)                                                                                              80
Small Business Deduction(7)                                                                                               900
Exemptions, Deductions and Deferrals Shared with the Federal Government
Allowable Business Investment Losses(8),(9)                                                                                 5
Deductibility of Charitable Donations(8)                                                                                  110
Deductibility of Gifts to the Crown(8)                                                                                      s
Deductibility of Gifts of Cultural Property and Ecologically Sensitive Land(8)                                              s
Deferral of Income for Farmers(8)                                                                                           s
Holdback on Progress Payments to Contractors(8)                                                                            20
Non-taxation of Non-profit Organizations(8)                                                                               100
Partial Inclusion of Capital Gains(8)                                                                                     940
  Items for Which an Estimate is not Available
      Accelerated Write-off of Capital Assets and Resource-related Expenditures
      Cash-basis Accounting and Flexibility in Inventory Accounting
      Deductibility of Countervailing and Anti-dumping Duties
      Deferral Through Capital Gains Rollovers
      Deferral Through Use of Billed-basis Accounting by Professionals
      Expensing of Advertising Costs
      Non-taxation of Provincial, Municipal and Federal Crown Corporations
      Non-taxation of Registered Charities
      Reduced Inclusion Rate for Capital Gains Arising from Certain Donations
      Tax Exemption on Income of Foreign Affiliates of Canadian Corporations
      Taxation of Capital Gains upon Realization
Capital Tax(10)
Capital Tax Deduction                                                                                                     300
Deferred Mining Exploration and Development Expenses                                                                        6
Deferred Ontario New Technology Tax Incentive and Scientific Research and Experimental Development Costs                    s
Exemption for Assets Used to Generate Clean Energy                                                                          s
Exemption for Family Farm Corporations, Family Fishing Corporations, Credit Unions and Other Specified Entities             s
Small Business Investment Tax Credit for Financial Institutions                                                            10
  Items for Which an Estimate is not Available
      Renounced Mining Expenses
Mining Tax(11)
Mining Tax Exemption                                                                                                        8
Mining Tax Holiday for Mines (other than remote mines)                                                                      s
Mining Tax Holiday for New Remote Mines                                                                                     s
Mining Tax Rate for Remote Mines                                                                                            s
Processing Allowance                                                                                                       50
  Items for Which an Estimate is not Available
      Fast Writeoff of Exploration Costs
-------------------------------------------------------------------------------------------------------------------------------------
(1)  Estimates are forecast to the 2006 calendar year based on preliminary  2004
     Ontario tax administration  data, unless otherwise noted.  Estimates do not include the revenue impact of corporate income tax expenditures provided to mutual fund corporations.
(2)  Estimates  include the impact of both the corporate and personal income tax provisions.
(3)  The  Apprenticeship  Training Tax Credit was  announced in the 2004 Ontario
     Budget.  The  estimated  2006-07  impact as  provided in the Budget was $95 million. Some of the apprenticeship  programs previously included under the
     Co-operative  Education  Tax  Credit  (CETC)  were  transferred  to the new credit.  The  estimate  for the CETC was  produced  at the time of the 2004
     Ontario Budget.
(4)  The estimates  include the impact of the enhancements  outlined in the 2005
     Ontario Budget and/or the 2006 Ontario Budget.
(5)  Relating to qualifying Ontario Research and Development expenses.
(6)  The resource  allowance applies to the mining and oil and gas sectors.  The estimate is not net of mining taxes and Crown royalties paid.
(7)  Includes the impact of the Ontario  surtax on  Canadian-controlled  private corporations.
(8)  Estimates based on assessed 2004 federal tax administration data, allocated to Ontario and forecast to 2006.
(9)  Estimate  could  overstate  true  value as it does not  reflect  the future reduction  in tax  revenues  that would occur if those  losses were instead deducted from future capital gains.
(10) Ontario has  legislated  a plan to eliminate  the capital tax by 2012.  The capital  tax  elimination  plan is  outlined  in Annex  IV,  Corporate  Tax
     Harmonization.
(11) Estimates are forecast to the 2006 calendar year based on preliminary  2004
     Ontario mining tax administration data.

===========================================================================================================================
CORPORATE TAX-- DESCRIPTION OF TAX PROVISIONS

         The following Corporate Income Tax provisions have changed since 2005.

CORPORATE INCOME TAX

         ONTARIO REFUNDABLE TAX CREDITS

         Ontario Interactive Digital Media Tax Credit-- A 20 per cent refundable tax credit for the creation, marketing and distribution of original interactive digital media products by corporations with annual gross revenues of up to $20 million and total assets of up to $10 million. The 2006 Ontario Budget proposed to expand the tax credit rate from 20 per cent to 30 per cent for corporations qualifying under the existing provisions and to extend eligibility for a 20 per cent tax credit to corporations that exceed the current size test and to corporations performing fee-for-service work in Ontario.

         Ontario Production Services Tax Credit-- An 18 per cent refundable tax credit for foreign-based and non-certified domestic film and television production activity in Ontario. The 18 per cent rate has been extended from
               March 31, 2006 to March 31, 2007.

         EXEMPTIONS, DEDUCTIONS AND DEFERRALS SHARED WITH THE FEDERAL GOVERNMENT

         Items for Which an Estimate is not Available

         Reduced Inclusion Rate for Capital Gains Arising from Certain Donations-- Effective May 2, 2006, capital gains arising from gifts of publicly listed securities and ecologically sensitive land to public charities are exempt from tax. Previously, capital gains on such donations were subject to one-half the normal 50 per cent inclusion rate for capital gains. In addition, capital gains on certain objects certified as being of cultural importance to Canada are exempt from tax if donated to a designated museum or art gallery.

===========================================================================================================================

SALES AND COMMODITY TAX

         The estimated values of tax provisions relating to sales and commodity taxes, including the Fuel Tax, Gasoline
         Tax, Land Transfer Tax, Retail Sales Tax and Tobacco Tax, are presented in Table 3.

--------------------------------------------------------------------------------------------------------------------------------
TABLE 3: SALES AND COMMODITY TAX
--------------------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                                2006 Estimates(1)
                                                                                                                   ($ Millions)

Fuel Tax
Exemptions/Reduced Rates
Exemption for Biodiesel(2)                                                                                                 s
Exemption for Coloured Fuel(3)                                                                                           420
Reduced Rate for Railway Diesel(4)                                                                                        32
Refunds
Auxiliary Power Take-off Equipment(5)                                                                                      6
Gasoline Tax
Exemptions/Reduced Rates
Exemption for Ethanol, Methanol and Natural Gas(6)                                                                        55
Reduced Rate for Aviation Aircraft(7)                                                                                    265
Reduced Rate for Propane(7)                                                                                               10
Refunds
Auxiliary Power Take-off Equipment(5)                                                                                      s
Aviation Fuel(5)                                                                                                           s
Tax-exempt Use in Unlicensed Equipment(5)                                                                                  7
Land Transfer Tax
Exemptions
Life Leases(8)                                                                                                             1
Deferrals and Exemptions for Corporate Reorganizations(5)                                                                 29
  Items for Which an Estimate is not Available
      Hospital Restructuring
      Oil/Pipeline Easements and Mineral Lands
      Other Transfers and Dispositions
Refunds
Refund for First-time Home Buyers(5)                                                                                      33
Retail Sales Tax
Exemptions
25(cent)Coin Pay Phone Calls(8)                                                                                            7
Agricultural Goods                                                                                                       250
Audio Books Purchased by Persons Who Are Legally Blind(8)                                                                  4
Automobile Insurance Premiums(9)(1)(0)                                                                                  800
Basic Groceries(1)(0)                                                                                                  1,600
Books, Newspapers and Magazines Sold by Subscription                                                                     375
Children's Car Seats and Booster Seats(1)(0)                                                                               4
Children's Clothing                                                                                                      130
Commercial Aircraft, Vessels Greater than 1,400 Cubic Metres and Commercial Vessels Less than 1,400                       80
Cubic Metres
Custom Software(1)(1)                                                                                                     75
Donations to Schools, Colleges and Universities(8)                                                                         6
Educational CD-ROMs and DVDs(8)                                                                                            3
Energy                                                                                                                 4,190
Feminine Hygiene Products(1)(0)                                                                                           19
Footwear Sold for $30 or Less                                                                                             30
Goods Purchased for Use by Fishers and Fur-trappers                                                                        s
Individual Life and Health Insurance Premiums(1)(2)                                                                      435
Mobile Homes                                                                                                               s
Municipal Fire-fighting Equipment                                                                                          s
Prepared Foods Sold for $4 or Less(1)(0)                                                                                 230
Prescription Drugs and Medical Supplies                                                                                  830
Production Machinery and Equipment                                                                                       560
Religious Equipment                                                                                                       10
Repairs and Replacements Performed Under Warranty(9)                                                                     140
Seedlings                                                                                                                  s
Services                                                                                                               9,640
Toll-free Telephone Services(8)                                                                                           46
Transient Accommodation(1)(3)                                                                                             85
University Research Equipment                                                                                              5
   Items for Which an Estimate is not Available
      Admissions
      Municipal, Hospital Restructuring
      Museums and Art Galleries
         Used Adult Clothing or Footwear Sold for $50 or Less by Religious, Charitable and
      Benevolent Organizations
Credits/Rebates
Rebate for Alternative Fuel Vehicles(5)                                                                                    4
RST Rebate for Building Materials for Religious, Charitable and Benevolent Organizations(5)                               22
Tax Credit for Fuel Conservation(1)(4)                                                                                     5
Temporary Exemption for Destination Marketing Fees(1)(0)                                                                   2
Temporary Rebate for Building Materials Incorporated into Electricity Generating, Qualifying Nuclear and                   s
Deep Lake-water Cooling Facilities(5)
Temporary Rebate for Solar Energy, Wind Energy, Micro Hydro-electric and Geothermal Energy Systems(5)                      s
Vendor Compensation(1)(5)                                                                                                105
Tobacco Tax
Compensation for Tax Collectors(1)(6)                                                                                      s
---------------------------------------------------------------------------------------------------------- ---------------------

(1)  Estimates are forecast to the 2006 calendar year based on preliminary  2002 provincial  Input-Output  tables from Statistics  Canada,  unless otherwise noted.
(2)  Based on estimated amount of biodiesel sold in Ontario.
(3)  Based on returns filed by registered dyers.
(4)  Forgone revenue estimated as difference from the regular fuel tax rate.
(5)  Based on refunds filed or rebates/deferrals claimed.
(6)  Based on estimated ethanol volumes produced in and imported to Ontario.
(7)  Forgone revenue estimated as difference from the regular gasoline tax rate.
(8)  Based on the  Ontario  Budget  estimate,  when the  measure  was  proposed, projected to 2006.
(9)  Estimates assume items would be taxed at eight per cent general RST rate.
(10) Figure derived from estimated consumer spending.
(11) Based on Statistics  Canada Computer Software and Related Services Industry
     Revenue Profile.
(12) Based on insurance  premiums  data provided by the Canadian Life and Health
     Insurance Association Inc.
(13) The RST rate on accommodations is five per cent.  Forgone revenue estimated as difference from the regular RST rate of eight per cent.
(14) Based on new passenger vehicle sales.
(15) Based on returns filed by RST vendors.
(16) Based on returns filed by tobacco tax collectors.

===========================================================================================================================
SALES AND COMMODITY TAX-- DESCRIPTION OF TAX PROVISIONS

         The following Sales and Commodity Tax provisions have changed since 2005.

RETAIL SALES TAX

         CREDITS/REBATES

         Rebate for Alternative Fuel Vehicles-- The RST paid on vehicles powered by alternative fuels is refunded, to a maximum of $750 for propane vehicles and $1,000 for vehicles powered by any other alternative fuel. Certain hybrid electric vehicles are also eligible for a rebate. The 2006 Ontario Budget doubled the maximum RST rebate for qualifying hybrid electric vehicles from $1,000 to $2,000.

         Temporary Exemption for Destination Marketing Fees-- There is an RST exemption for destination marketing fees charged on transient accommodation on or after May 19, 2004 and on or before June 30, 2006. The 2006
               Ontario Budget extended the exemption to include destination marketing fees billed on or before June 30,
               2007.

===========================================================================================================================

EDUCATION PROPERTY TAX

         Table 4 provides estimates of tax provisions relating to the Education Property Tax system.

-------------------------------------------------------------------------------------------------------------------------------
TABLE 4: EDUCATION PROPERTY TAX(1)
-------------------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                               2006 Estimates(2)
                                                                                                                  ($ Millions)

Brownfields Financial Tax Incentive Program(3)                                                                            s
Charity Rebate                                                                                                            7
Conservation Land Property Tax Exemption Program                                                                          2
Eligible Convention Centres Exemption                                                                                     s
Farm Property Class Tax Rate Reduction                                                                                   65
Farmlands Awaiting Development Sub-class Tax Rate Reduction                                                               s
Heritage Property Tax Rebate                                                                                              s
Live Performance Theatres Exemption and Professional Sports Facility Tax Rate Reduction(4)                                2
Managed Forest Tax Incentive Program                                                                                      2
Seniors and Persons with Disabilities Property Tax Relief(5)                                                              s
Tax Exemptions Under Private Statutes                                                                                     6
Vacant Commercial and Industrial Unit Rebate                                                                             30
Vacant Land and Excess Land Sub-class Tax Rate Reduction                                                                 50
  Items for Which an Estimate is not Available

Other Tax Exemptions Under Public Statutes
     Discretionary  exemptions  granted by  municipalities  to  special  purpose properties (e.g., legions, navy leagues, public-private capital facilities)
     Mandatory  exemptions granted to special  purpose/institutional  properties
     (e.g., places of worship,  cemeteries, Boy Scouts Association of Canada and
     Canadian  Girl  Guides  Association,   charitable   institutions  including
     Canadian  Red  Cross,   St.  John  Ambulance  and  charitable,   non-profit
     philanthropic corporations organized for the relief of the poor)
     Relief from Property Taxes That are Unduly Burdensome for Residential, Farm
     or Managed Forest Properties
-------------------------------------------------------------------------------------------------------------------------------

(1)  Expenditures  related to provincial  land taxes or payments made in lieu of taxes have not been included.
(2)  Estimates  based on 2006 education tax rates,  2006  Assessment  Roll, 2004
     Municipal Financial Information Returns and municipal tax policies.
(3)  Effective  October  1,  2004,  municipalities  may pass  bylaws  cancelling municipal property taxes on eligible brownfields  properties.  The Province may match the municipal reduction with an education property tax reduction.
(4)  In 2006,  improved  information allowed a much more precise estimate of the exemptions given to live performance theatres.
(5)  Estimate does not include  expenditures  due to the exemption from taxation on 10 per cent of the assessment of improvements to accommodate seniors and persons with  disabilities  in newly built homes or the expenditure on such improvements in existing homes.

===========================================================================================================================
EMPLOYER HEALTH TAX

         Table 5 provides an estimate of the tax exemption under the Employer Health Tax system.

-------------------------------------------------------------------------------------------------------------------------------
TABLE 5: EMPLOYER HEALTH TAX (EHT)
-------------------------------------------------------------------------------------------------------------------------------
Tax Provision                                                                                                    2006 Estimate
                                                                                                                  ($ Millions)

$400,000 Exemption for Private-sector Employers(1)                                                                      760
-------------------------------------------------------------------------------------------------------------------------------
(1)      Estimate is based on new methodology and 2004 remuneration data forecast to represent the 2006 taxation year.
-------------------------------------------------------------------------------------------------------------------------------

===========================================================================================================================
ESTATE ADMINISTRATION TAX

         Table 6 provides an estimate of the 2006 exemption under the Estate Administration Tax system.

-------------------------------------------------------------------------------------------------------------------------------
TABLE 6: ESTATE ADMINISTRATION TAX
-------------------------------------------------------------------------------------------------------------------------------
Tax Provision                                                                                                    2006 Estimate
                                                                                                                  ($ Millions)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Exemption Where the Value of the Estate Does Not Exceed $1,000                                                            s
-------------------------------------------------------------------------------------------------------------------------------

===========================================================================================================================
GROSS REVENUE CHARGE

         Table 7 provides an estimate of the tax provision under the Gross Revenue Charge.

-------------------------------------------------------------------------------------------------------------------------------
TABLE 7: GROSS REVENUE CHARGE (GRC)(1)
-------------------------------------------------------------------------------------------------------------------------------
Tax Provision                                                                                                 2006 Estimate(2)
                                                                                                                  ($ Millions)
Gross Revenue Charge 10-year Holiday                                                                                      s
-------------------------------------------------------------------------------------------------------------------------------
(1)      Expenditure does not include the provincial water rental portion of the GRC.
(2)      2006 estimate based on 2004 GRC returns.
-------------------------------------------------------------------------------------------------------------------------------
==========================================================================================================
ANNEX VI
              BORROWING AND DEBT MANAGEMENT
===========================================================================================================================
LONG-TERM PUBLIC BORROWING

         The total long-term public borrowing requirement for the Province and the Ontario Electricity Financial
         Corporation (OEFC) in 2006-07 is projected at $20.4 billion, down $0.4 billion from the $20.8 billion estimated in the 2006 Budget Plan, and down $0.1 billion from the estimate published in the First Quarter Ontario Finances.

[Pie chart showing the sources of long term public borrowing]

         As at September 30, 2006, the Province had raised approximately $10.5 billion or 51 per cent of the long-term public borrowing requirement. Since the end of the quarter, the Province has raised an additional $1.7 billion, for a total of $12.2 billion as at October 16, 2006, leaving $8.2 billion of borrowing to be completed.

         Of the $12.2 billion, approximately $9.3 billion or 76 per cent has been issued in the domestic market through a number of instruments. These included:

o        Syndicated issues

o        Ontario Savings Bonds

o        Medium-Term Notes

o        Bond auctions.

         The Province also issued debt successfully in the international capital markets, including:

o        two US$1 billion Global bond issues

o        Euro Medium-Term Notes (EMTNs) in U.S. dollars and South African rand.

         The Canadian domestic market will continue to be the main funding source in 2006-07. However, the Province will maintain a flexible approach to borrowing, monitoring both domestic and international capital markets for diversified borrowing opportunities that minimize debt servicing costs. Should cost-effective opportunities continue to be available, approximately 25 per cent of the long-term borrowing program will be raised from international markets.

-------------------------------------------------------------------------------------------------------------------------------
2006-07 BORROWING PROGRAM: PROVINCE AND OEFC
($ BILLIONS)
-------------------------------------------------------------------------- ----------------- ------------------ ----------------
                                                                                Budget Plan    Current Outlook       In-Year
                                                                                                                      Change
                                                                           ----------------- ------------------ ----------------
                                                                           ----------------- ------------------ ----------------
Deficit/(Surplus)                                                                       2.4                1.9         (0.4)
Adjustments for:
  Non-Cash Items Included in Deficit                                                    1.1                0.4         (0.6)
  Amortization of Major Tangible Capital Assets                                       (2.2)              (2.3)         (0.1)
  Investment in Capital Assets                                                          2.5                2.6             -
Debt Maturities                                                                        15.1               14.9         (0.2)
Debt Redemptions                                                                        0.7                0.9           0.2
Canada Pension Plan Borrowing                                                         (0.4)              (0.3)           0.1
Increase/(Decrease) in Cash and Cash Equivalents                                          -                  -             -
Decrease/(Increase) in Short-Term Borrowing                                             1.4                1.3             -
Other Uses/(Sources) of Cash                                                            0.2                0.9           0.6
-------------------------------------------------------------------------- ----------------- ------------------ ----------------
Total Long-Term Public Borrowing Requirement                                           20.8               20.4         (0.4)
-------------------------------------------------------------------------- ----------------- ------------------ ----------------
Note: Numbers may not add due to rounding.
--------------------------------------------------------------------------------------------------------------------------------

         The change in the total long-term public borrowing requirement for 2006-07 is primarily due to a $0.4 billion decline in the deficit from the 2006 Budget plan. The $0.6 billion decline in non-cash items included in the deficit reflects the net cash impact of the $1.1 billion cash transfer from the federal trusts. This decline in non-cash items is offset by the $0.6 billion increase in other uses of cash, resulting from new loans to school boards under the Good Places to Learn initiative.
------------------------------------------------------------------------------------------------------------------------------
MEDIUM-TERM BORROWING OUTLOOK: PROVINCE AND OEFC
($ BILLIONS)
------------------------------------------------------------------------------------------------------------------------------
                                                                                       2006-07         2007-08        2008-09
                                                                                 -------------- --------------- --------------
Deficit/(Surplus)                                                                          1.9             2.2            1.0
Adjustments for:
Non-Cash Items Included in Deficit                                                         0.4             1.8            1.5
Amortization of Major Tangible Capital Assets                                            (2.3)           (2.4)          (2.6)
Investment in Capital Assets                                                               2.6             2.7            2.7
Debt Maturities:
Currently Outstanding                                                                     14.9            13.8           20.2
Incremental Impact of Future Refinancing                                                     -             1.0              -
Debt Redemptions                                                                           0.9             0.7            0.7
Canada Pension Plan Borrowing                                                            (0.3)           (0.4)          (0.6)
Increase/(Decrease) in Cash and Cash Equivalents                                             -             0.2            0.6
Decrease/(Increase) in Short-Term Borrowing                                                1.3             0.3              -
Other Uses/(Sources) of Cash                                                               0.9             0.6            0.8
-------------------------------------------------------------------------------- -------------- --------------- --------------
Total Long-Term Public Borrowing Requirement                                              20.4            20.5           24.4
-------------------------------------------------------------------------------- -------------- --------------- --------------
Note: Numbers may not add due to rounding.
------------------------------------------------------------------------------------------------------------------------------

         Refinancing maturing debt remains a primary component of the medium-term borrowing outlook. Total long-term public borrowing is forecast to increase by $0.7 billion in 2007-08, and $1.0 billion in 2008-09 from the forecast at the time of the 2006 Budget to reflect the revised deficit projections in those years.

===========================================================================================================================
DEBT

[Bar chart showing both net debt and total debt from 1990-1991 through to 2006-2007]

         The Province's total debt as at September 30, 2006 was $156.1 billion. Total debt, which represents all borrowing by the Province without including offsetting financial assets, is projected to be $158.1 billion as at March 31,
         2007, compared to $154.9 billion as at March 31, 2006. Total debt is forecast to increase by more than the projected deficit because of an increase in the Province's net investment in capital assets. This investment represents capital assets acquired by the Province (including land, buildings, highways and bridges) net of corresponding amortization expense.

         Ontario's net debt-- the difference between the Province's total liabilities and total financial assets-- is projected to be $145.3 billion as at March 31, 2007, compared to $141.9 billion as at March 31, 2006. As with total debt, net debt is forecast to increase by more than the projected deficit primarily because of the increase in the Province's net investment in capital assets.

TOTAL DEBT COMPOSITION

[Pie chart showing the composition of Ontario's debt issued outside of Canada.]

         Total debt of $156.1 billion as at September 30, 2006 consists of bonds and debentures issued in both the short-
         and long-term public capital markets and non-public debt held by certain federal and provincial public-sector pension plans and government agencies.

         Public debt totals $132.7 billion, primarily consisting of bonds issued in the domestic and international long-term public markets in 10 currencies. Ontario also had $23.4 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of non-marketable debt instruments issued to public-sector pension funds, including the Canada Pension Plan (CPP), mainly in the 1980s.

DEBT MANAGEMENT

         The Province mitigates the financial risks associated with its capital market activities by adhering to prudent risk management policies and exposure limits.

         The Province limits itself to a maximum interest rate reset exposure of 25 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes.

         The Province's interest rate reset and foreign exchange exposures have remained well below policy limits during the first half of 2006-07.

[Bar chart showing the interest rate exposure at March 31 for the years 2003 through 2006 and at September 30, 2006.]
[Bar chart showing the foreign rate exposure at March 31 for the years 2003 through 2006 and at September 30, 2006.]
[Bar chart showing debt maturities forecasting from 2007 to 2044.]

DEBT MATURITIES

         The most significant component of the borrowing program is the refinancing of debt maturities. The Ontario
         Financing Authority (OFA), on behalf of the Province, will continue to aim for a balanced maturity profile and take advantage of opportunities to schedule maturities into years that currently have lower levels of maturing debt.

COST OF DEBT

[Line graph showing the effective interest rate on the total debt, the public debt and the non-public debt from 1990-1991 through to 2006-2007]

         The effective interest rate (on a weighted-average basis) on total debt of $156.1 billion as at September 30,
         2006 was 6.08 per cent, compared to 6.14 per cent as at March 31, 2006. As at March 31, 1991, the effective interest rate on total debt was 10.92 per cent.

         The effective interest rate on public debt was 5.51 per cent as at September 30, 2006, a decrease from 5.52 per cent as at March 31, 2006. The effective interest rate on non-public debt was 9.35 per cent as at September 30,
         2006, a decrease from 9.49 per cent as at March 31, 2006.

NET DEBT-TO-GDP

[Graph showing the net debt-to-GDP ration from 1997-1998
 and forecasting through to 2008-2009.]

         Net debt-to-GDP peaked at 32.9 per cent in 1999-2000, the year the Province first consolidated the unfunded liability (or "stranded debt") of OEFC, which manages the debt and certain other liabilities of the former
         Ontario Hydro. Since then, Ontario's net debt-to-GDP ratio has trended downward, declining to 26.4 per cent in
         2005-06. The current outlook projects a ratio of 26.2 per cent in 2006-07, 25.9 per cent in 2007-08 and 25.2 per cent in 2008-09.

===========================================================================================================================
GLOSSARY OF FINANCIAL TERMS USED IN ANNEX VI

         Amortization of Major Tangible Capital Assets: the portion of the cost of major tangible capital assets owned by the Province allocated to annual expense, the portion of the cost of tangible capital assets of fully consolidated government organizations allocated to annual expense, and the Province's portion of the cost of major tangible capital assets of hospitals, school boards and colleges allocated to annual expense.

         Canada Pension Plan Borrowing: the Province has the option of borrowing from the Canada Pension Plan as a source of long-term borrowing.

         Debt Maturities: total forecasted amount of debt that will be due for repayment in the fiscal year.

         Debt Redemptions: total forecasted amount of Ontario Savings Bonds expected to be presented for redemption prior to maturity.

         Domestic Bonds: debt securities issued in the domestic market, settling through the domestic clearing system.

         Euro Medium-Term Notes (EMTNs): debt issued outside the United States and Canada and structured to meet individual investor requirements.

         Global Bonds: debt securities issued simultaneously in the international and domestic markets, settling through various worldwide clearing systems. These can be issued in a variety of currencies, including Canadian and
               U.S. dollars.

         Increase/(Decrease) in Cash and Cash Equivalents: the change in cash and other short-term liquid instruments.

         Investment in Capital Assets: the cost of acquiring major tangible capital assets owned by the Province during the year, including land, buildings, highways and bridges; the cost of tangible capital assets acquired by fully consolidated government organizations, including land, buildings and equipment; and the Province's portion of the cost of tangible capital assets acquired by hospitals and colleges during the year, including land, buildings and equipment.

         Medium-Term Notes (MTNs): debt instruments offered under a program and structured to meet specific investor needs.

         Net Debt: the difference between the Province's total liabilities and total financial assets. The annual change in net debt is equal to the surplus/deficit of the Province plus the change in tangible capital assets and the change in net assets of hospitals, school boards and colleges.

         Non-Cash Items Included in Deficit: adjustments to the deficit (reported on an accrual basis) to determine cash flows to be used in operating activities. Non-cash adjustments include revenues that are earned but not received and/or expenses that were recognized but not paid during the fiscal year.

         Syndicated Issues: debt securities that are underwritten by a group of investment dealers.

         Total Debt: the Province's total borrowings outstanding without taking into consideration any of the Province's assets.

         Treasury Bills: short-term debt instruments issued by governments on a discount basis, usually for durations of
               91 days, 182 days or 52 weeks.

         Weighted-Average Interest Rate: takes into account the proportion of debt at each level of interest rate in the debt portfolio.
==========================================================================================================
ANNEX VII
              DETAILS OF ONTARIO'S FINANCES
===========================================================================================================================
SECTION I: POTENTIAL EXPENSE RISKS, COST DRIVERS AND CONTINGENT LIABILITIES

EXPENSE RISKS AND SENSITIVITIES

         Containing the rate of growth in the Province's medium-term expense plan is a key element of Ontario's fiscal plan. However, a number of expense risks and cost drivers could affect the Province's fiscal performance over the medium term.

         A key cost driver within Ontario's expense outlook is the demand for programs and services that arises from changes in the economic outlook or other utilization pressures. These pressures are especially evident in the health and social services sectors.

         Under the enhanced reporting introduced in the 2006 Budget, the net expenses of the Province's hospitals, school boards and colleges are included with the Province's total expense. Therefore any variance on these consolidated expenses will impact the Province's bottom line.

         The following sensitivities are based on averages for program areas and could change, depending on the nature and composition of the potential risk.

         Key sensitivities and risks to the Province's revenue outlook that could follow from unexpected changes in economic conditions are described in Annex I, Ontario's Economic and Revenue Outlook.

-------------------------------------------------------------------------------------------------------------------------------
SELECTED EXPENSE RISKS AND SENSITIVITIES
-------------------------------------------------------------------------------------------------------------------------------
Program/Sector                  2006-07 Assumption                          2006-07 Sensitivities
-------------------------------------------------------------------------------------------------------------------------------
Health Sector                   Annual growth of 8.2 per cent.              One per cent change in health spending:
                                                                            $355 million.
Hospitals                       Annual growth of 11.1 per cent.             One per cent change in hospital net expense:
                                                                            $165 million.
Drug Utilization                Annual growth of 10 per cent.               One per cent change in utilization of all drug
                                                                            programs: $35 million (seniors and social
                                                                            assistance recipients).
Long-Term Care Homes            75,500 long-term care home beds.            Annual average Provincial operating cost per bed,
                                                                            after resident co-payment revenue, in a long-term
                                                                            care home is $38,000. One per cent change in
                                                                            number of beds: $28 million.
Home Care                       Over 17 million hours of homemaking and     One per cent change in hours of homemaking and
                                support services;                           support services: $4 million.
                                Nine million nursing and health             One per cent change in nursing and professional
                                professional visits.                        visits: $6 million.
-------------------------------------------------------------------------------------------------------------------------------
Elementary and Secondary        Almost two million average daily pupil      One per cent enrolment change: $160 million in
Schools                         enrolment.                                  school boards' net expense.
University Students             327,000 full-time undergraduate and         One per cent enrolment change: $26 million.
                                graduate students.
Ontario Works(1)                199,000 average annual caseload.            One per cent caseload change: $17 million.
Ontario Disability Support      212,000 average annual caseload.            One per cent caseload change: $24 million.
Program(1)
College Students                151,000 full-time students.                 One per cent enrolment change: $7 million in
                                                                            colleges' net expense.
Interest on Debt                Average cost of borrowing is forecast to    The impact of a 100 basis-point change in
                                be approximately 5.1 per cent.              borrowing rates is forecast to be approximately
                                                                            $250 million.
Correctional System             Three million adult inmate days per year.   Average cost $160 per inmate per day. One per
                                                                            cent change in inmate days: $5 million.
(1)      Based on 2005-06.
-------------------------------------------------------------------------------------------------------------------------------

COMPENSATION COSTS

         Compensation costs and wage settlements are key cost drivers and have a substantial impact on the finances of both the broader public-sector partners and the Province.

-------------------------------------------------------------------------------------------------------------------------------
Program/Sector                                            Cost of 1%  Size of Sector
                                                     Salary Increase
-------------------------------------------------------------------------------------------------------------------------------
OHIP Payments to Physicians(1)                           $76 million  Just over 22,000 physicians in Ontario including approximately 10,900 family doctors and 11,335
                                                                      specialists.
Hospital Nurses2                                         $44 million  Over 53,000 full-time equivalent (FTE) nurses in hospitals.
Elementary and                                          $140 million  Over 195,000 staff including teachers, principals,
Secondary School Staff(3)                                             administrators, and support and maintenance staff.
College Staff(2)                                         $12 million  Almost 35,000 staff including faculty, administrators, and support and maintenance staff.
Ontario Public Service(4)                                $52 million  Over 64,000 public servants.
-------------------------------------------------------------------------------------------------------------------------------
(1)      Based on 2006-07 outlook.
(2)      Based on 2005-06 actuals.
(3)      One per cent increase in salary benchmarks in Grants for Student Needs based on 2006-07 school year.
(4)      Based on 2005-06, reflects total compensation costs.
-------------------------------------------------------------------------------------------------------------------------------

CONTINGENT LIABILITIES

         In addition to the key demand sensitivities and economic risks to the fiscal plan, there are additional risks stemming from the government's contingent liabilities. Whether these contingencies will result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province's financial statements. Significant contingent liabilities are described as follows.

         ONTARIO NUCLEAR FUNDS AGREEMENT

         The Province has certain responsibilities with respect to nuclear used fuel waste management and nuclear station decommissioning. The Province, Ontario Power Generation Inc. (OPG), a wholly owned subsidiary, and certain subsidiaries of OPG are parties to the Ontario Nuclear Funds Agreement (ONFA), to establish, fund and manage segregated funds to ensure sufficient funds are available to pay the costs of nuclear station decommissioning and nuclear used fuel waste management. Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario consumer price index for the nuclear used fuel waste management fund. Ontario has also provided a direct Provincial guarantee to the Canadian
         Nuclear Safety Commission on behalf of OPG for up to $1.5 billion, which relates to the portion of the decommissioning and waste management obligations not funded by the segregated funds.

         OBLIGATIONS GUARANTEED BY THE PROVINCE

         Ontario provides guarantees on loans on behalf of various parties. The authorized limit for loans guaranteed by the Province as at March 31, 2006, was $3.8 billion. The outstanding loans guaranteed and other contingencies amounted to $3.3 billion at March 31, 2006. A provision of $504 million based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been reflected in the 2005-06 Consolidated
         Financial Statements of the Province.

         SOCIAL HOUSING-- LOAN INSURANCE AGREEMENTS

         The Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation for any net costs, including any environmental liabilities incurred as a result of project defaults, for all non-profit housing projects in the Provincial portfolio. At March 31, 2006, there were $8.6 billion of mortgage loans outstanding.

         CLAIMS AGAINST THE CROWN

         There are claims outstanding against the Crown arising from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property, and like items. At March
         31, 2006, there were 94 claims outstanding against the Crown that were for amounts over $50 million.

         CANADIAN BLOOD SERVICES

         The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance
         Captive Support Agreement (the "Captive Support Agreement") with Canadian Blood Services (CBS) and Canadian Blood
         Services Captive Insurance Company Limited (CBSI), a wholly owned subsidiary of CBS established under the laws of
         British Columbia. Under the Captive Support Agreement, each government indemnifies CBSI for its pro rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to
         CBS. The policy has an overall limit of $750 million, which may cover settlements, judgments and defence costs.
         The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS
         Insurance Company Limited, a subsidiary of CBS domiciled in Bermuda. Given current populations, Ontario's maximum potential liability under the Captive Support Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

===========================================================================================================================
SECTION II: FISCAL TABLES AND GRAPHS

         The following pages provide details on Ontario's finances - both historical and projections over the medium term.

         Key tables consist of:

o        Medium-term Fiscal Plan and Outlook (2005-06 to 2008-09)

o        2006-07 Fiscal Outlook-- In-year Change

o        Details of Provincial Revenue (2002-03 to 2006-07)

o        Details of Provincial Total Expense, by Ministry (2002-03 to 2006-07)

o        Details of Infrastructure Expenditures (2005-06 to 2006-07)

o        Ten-Year Review of Selected Financial and Economic Statistics (1997-98 to 2006-07).

         Key graphs consist of:

o        Composition of Revenue (2006-07)

o        Composition of Total Expense (2006-07)

o        Composition of Program Expense (2006-07).

MEDIUM-TERM FISCAL PLAN AND OUTLOOK                                                                                 TABLE 1
-------------------------------------------------------------------------------------------------------------------------------

($ BILLIONS)
-------------------------------------------------------------------------------------------------------------------------------
                                                                        Actual(1)                  Outlook(2)
                                                                                  ---------------------------------------------
                                                                          2005-06        2006-07        2007-08        2008-09
                                                                   ------------------------------------------------------------
                                                                   ------------------------------------------------------------
Revenue                                                                      84.2           87.0           90.0           93.2
Expense
  Programs                                                                   74.9           78.8           81.2           83.1
  Interest on Debt                                                            9.0            9.2            9.5            9.6
                                                                   ------------------------------------------------------------
                                                                   ------------------------------------------------------------
Total Expense                                                                83.9           88.0           90.8           92.7
                                                                   ------------------------------------------------------------
                                                                   ------------------------------------------------------------
Surplus/(Deficit) Before Reserve                                              0.3          (0.9)          (0.7)            0.5
Reserve                                                                         -            1.0            1.5            1.5
                                                                   ------------------------------------------------------------
                                                                   ------------------------------------------------------------
Surplus/(Deficit)                                                             0.3          (1.9)          (2.2)          (1.0)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Investment in Capital Assets                                                  2.0            2.6            2.7            2.7
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Net Debt(3)                                                                 141.9          145.3          149.1          151.5
Accumulated Deficit(3)                                                      109.2          111.1          113.3          114.4
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices                               538.4          554.5          574.8          601.6
Net Debt as a per cent of GDP                                                26.4           26.2           25.9           25.2
Accumulated Deficit as a per cent of GDP                                     20.3           20.0           19.7           19.0
-------------------------------------------------------------------------------------------------------------------------------

(1)  Starting in 2005-06,  the  Province's  financial  reporting was expanded to include hospitals, school boards and colleges using one-line consolidation.
(2)  Second-quarter fiscal forecast as at September 30, 2006.
(3)  Net Debt is calculated as the difference between  liabilities and financial assets.  The annual change in Net Debt is equal to the  Surplus/Deficit  of the Province plus the change in tangible  capital  assets and the change in net assets of hospitals, school boards and colleges. Accumulated Deficit is calculated as the difference between liabilities and total assets including tangible  capital  assets and net assets of  hospitals,  school  boards and colleges.  The  annual  change in the  Accumulated  Deficit is equal to the
     Surplus/Deficit.
Note: Numbers may not add due to rounding.

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

2006-07 FISCAL OUTLOOK-- IN-YEAR CHANGE                                                                             TABLE 2
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------------
                                                                            Budget Plan  Outlook(1) 2006-07     In-Year Change
                                                                                2006-07
                                                                     ----------------------------------------------------------
Revenue                                                                          85,730              87,044              1,314
Expense
  Programs                                                                       77,651              78,789              1,138
  Interest on Debt                                                                9,429               9,204              (225)
                                                                     ----------------------------------------------------------
Total Expense                                                                    87,080              87,993                913
                                                                     ----------------------------------------------------------
Surplus/(Deficit) Before Reserve                                                (1,350)               (949)                401
Reserve                                                                           1,000               1,000                  -
-------------------------------------------------------------------------------------------------------------------------------
Surplus/(Deficit)                                                               (2,350)             (1,949)                401
-------------------------------------------------------------------------------------------------------------------------------
(1) Second-quarter fiscal forecast as at September 30, 2006.
-------------------------------------------------------------------------------------------------------------------------------

REVENUE                                                                                                             TABLE 3
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------------
                                                                    2002-03      2003-04      2004-05      Actual   Outlook(1)
                                                                                                          2005-06      2006-07
                                                               ----------------------------------------------------------------
Taxation Revenue
Personal Income Tax                                                  18,195       18,301       19,320      21,041       22,321
Retail Sales Tax                                                     14,183       14,258       14,855      15,554       16,165
Corporations Tax                                                      7,459        6,658        9,883       9,984        9,585
Employer Health Tax                                                   3,589        3,753        3,886       4,197        4,299
Ontario Health Premium                                                    -            -        1,737       2,350        2,541
Gasoline Tax                                                          2,306        2,264        2,277       2,281        2,303
Fuel Tax                                                                682          681          727         729          742
Tobacco Tax                                                           1,183        1,350        1,453       1,379        1,405
Land Transfer Tax                                                       814          909        1,043       1,159        1,125
Electricity Payments-In-Lieu of Taxes                                   711          627          511         951          790
Other Taxes                                                             429          347          283         292          283
                                                               ----------------------------------------------------------------
                                                                     49,551       49,148       55,975      59,917       61,559
-------------------------------------------------------------------------------------------------------------------------------
Government of Canada
Canada Health and Social Transfer (CHST)                              7,346        7,345            -           -            -
Canada Health Transfer (CHT)                                              -            -        5,640       7,148        7,619
Canada Social Transfer (CST)(2)                                           -            -        2,912       3,324        3,420
CHST Supplements                                                        191          577          775         584            -
Social Housing                                                          525          528          522         520          530
Infrastructure Programs                                                  97          150          209         285          359
Wait Times Reduction Fund                                                 -            -          242         243          467
Medical Equipment Funds                                                   -          192          387         194            -
Other Government of Canada                                              735        1,101        1,195         953        1,643
                                                               ----------------------------------------------------------------
                                                                      8,894        9,893       11,882      13,251       14,038
-------------------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business Enterprises
Ontario Lottery and Gaming Corporation                                2,288        2,106        1,992       2,027        1,743
Liquor Control Board of Ontario                                         939        1,045        1,147       1,197        1,254
Ontario Power Generation Inc. and Hydro One Inc.                        717         (17)          444       1,107          919
Other Government Enterprises                                            (2)         (64)          (5)        (23)            4
                                                               ----------------------------------------------------------------
                                                                      3,942        3,070        3,578       4,308        3,920
-------------------------------------------------------------------------------------------------------------------------------
Other Non-Tax Revenue
Reimbursements                                                        1,111        1,206        1,241       1,295        1,358
Electricity Debt Retirement Charge                                      889        1,000          997       1,021        1,027
Vehicle and Driver Registration Fees                                    982          985          976         763        1,021
Power Sales                                                             635          510          610         779          988
Other Fees and Licences                                                 606          594          506         550          556
Liquor Licence Revenue                                                  530          488          489         516          453
Net Reduction of Power Purchase Contract Liability                      161          104          236         396          412
Sales and Rentals                                                       560          532          352         465          969
Royalties                                                               304          248          278         191          243
Miscellaneous Other Non-Tax Revenue                                     726          622          721         773          500
                                                               ----------------------------------------------------------------
                                                                      6,504        6,289        6,406       6,749        7,527
-------------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                        68,891       68,400       77,841      84,225       87,044
-------------------------------------------------------------------------------------------------------------------------------
(1)      Second-quarter fiscal forecast as at September 30, 2006.
(2)      Includes 2005 federal budget additional Early Learning and Child Care revenues of $272 million in 2005-06 and $254 million in 2006-07.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSE                                                                                                       TABLE 4
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------------
Ministry                                                        2002-03       2003-04      2004-05Actual 2005-06    Outlook(1)
                                                                                                                       2006-07
-------------------------------------------------------------------------------------------------------------------------------
Agriculture, Food and Rural Affairs                                 666           843          799           865           880
  One-Time and Extraordinary Assistance                              18            64          601           282           192
Attorney General                                                  1,103         1,231        1,209         1,291         1,301
Board of Internal Economy                                           146           196          145           150           169
Children and Youth Services                                       2,457         2,660        2,851         3,330         3,279
Citizenship and Immigration                                          55            55           64            93            91
Community and Social Services                                     5,844         5,990        6,379         6,737         7,070
Community Safety and Correctional Services                        1,713         1,704        1,749         1,767         1,887
Culture                                                             373           327          344           475           366
Democratic Renewal Secretariat                                        -             -            2             2            10
Economic Development and Trade                                      104            89           84           202           353
Education                                                           345           352          368           418           446
  School Boards(2)                                                8,739         9,400       10,251        10,886        11,219
  Teachers' Pension Plan (TPP)                                      238           235          240           295           408
Energy                                                              190           169          194           207           242
Environment                                                         250           265          307           275           302
Executive Offices                                                    20            24           19            19            19
Finance                                                           1,082         1,229        1,067         1,034         1,167
  Interest on Debt                                                9,694         9,604        9,368         9,019         9,204
  Community Reinvestment Fund/Ontario Municipal                     622           651          626           714           731
    Partnership Fund
  Community Reinvestment Fund One-Time Transition Funding                           -          233             -             -
                                                                      -
  Electricity Consumer Price Protection Fund                        665           253            -             -             -
  Power Purchases                                                   786           797          840           803           988
  Contingency Fund                                                    -             -            -             -         1,292
Government Services                                                 331           467          898           562           811
  Pensions and Other Employee Future Benefits                       102           309          458           729           594
Health and Long-Term Care(3)                                     14,758        16,232       17,572        17,722        18,687
  Hospitals(2,3)                                                 11,241        12,830       13,759        14,816        16,463
Health Promotion                                                    175           204          241           296           363
Intergovernmental Affairs                                             9             6           13            10             9
Labour                                                              123           117          129           141           150
Municipal Affairs and Housing                                       656           635          772           928           693
Natural Resources                                                   526           627          563           632           806
Northern Development and Mines                                      302           189          320           337           347
Office of Francophone Affairs                                         3             3            3             4             4
Public Infrastructure Renewal(4)                                     93          (35)           41           107           120
  Contingency Fund                                                    -             -            -             -           169
Research and Innovation                                             158           194          263           370           345
Secretariat for Aboriginal Affairs                                   18            15           21            50            21
Tourism                                                             155           212          167           210           161
Training, Colleges and Universities                               2,473         2,834        3,316         3,529         3,876
  Colleges(2)                                                       987         1,090        1,289         1,185         1,359
Transportation                                                    1,554         1,816        1,831         2,203         2,093
  Move Ontario                                                        -             -            -         1,232             6
Year-End Savings                                                      -             -            -             -         (700)
-------------------------------------------------------------------------------------------------------------------------------
Total Expense                                                    68,774        73,883       79,396        83,927        87,993
-------------------------------------------------------------------------------------------------------------------------------

(1)  Second-quarter fiscal forecast as at September 30, 2006.
(2)  Starting in 2005-06,  the  Province's  financial  reporting was expanded to include hospitals, school boards and colleges using one-line consolidation.
     Prior to 2005-06,  historical  figures reflect grants to these entities for comparison purposes.
(3)  The 2003-04  expenses for Health and Long-Term  Care and Hospitals  include
     $824 million of SARS-related  and major one-time health costs.  The 2006-07 figures  reflect a change in the  presentation  of  expense  in the  Health
     Sector to be consistent  with the 2005-06 Public  Accounts.  This change in presentation does not affect total expense.
(4)  Credit  amounts  relate to  consolidation  adjustments  between the Ontario
     Realty  Corporation  and  ministries  to reflect net spending for the year.
     Note:  Expense amounts for 2002-03 to 2004-05 have been restated to reflect
     ministry   restructuring   that  occurred  during  fiscal   2005-06.   This
     restatement has no impact on total expense or the surplus/deficit.

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

2006-07 INFRASTRUCTURE EXPENDITURES                                                                                 TABLE 5
($ MILLIONS)
--------------------------------------------- ----------------------- ---------------------------------------------------------
                                                Total Infrastructure                     2006-07 Outlook(1)
                                                Expenditures 2005-06
                                                              Actual
                                              ----------------------- ---------------------------------------------------------
                                                                         Investment in            Transfers              Total
                                                                                                  and Other
                                                                                            Expenditures in     Infrastructure
                                                                        Capital Assets    Infrastructure(2)       Expenditures
                                              ----------------------- ----------------- -------------------- ------------------
Transportation
  Transit                                                      1,541               546                  547              1,093
  Highways                                                     1,237             1,295                  116              1,411
  Other Transportation                                           494                 2                   60                 62
Health
  Hospitals                                                      296               305                    -                305
  Other Health                                                   166                32                  172                204
Education
  School Boards                                                  949                 -                1,110              1,110
  Colleges                                                        44                13                    -                 13
  Universities                                                    88                 -                   27                 27
Water/Environment                                                342                10                  226                236
Municipal and Local Infrastructure(3)                            455                 2                  451                453
Justice                                                           84                64                   53                117
Other                                                            468               290                  232                522
--------------------------------------------- ----------------------- ----------------- -------------------- ------------------
Total(4)                                                       6,164             2,559                2,994              5,553
-------------------------------------------------------------------------------------------------------------------------------

(1)  Second-quarter fiscal forecast as at September 30, 2006.
(2)  Mainly  consists of transfers for capital  purposes to  municipalities  and universities,  expenditures for servicing  capital-related debt of schools, and  expenditures  for the  repair and  rehabilitation  of  schools.  These expenditures are included in the Province's Total Expenses in Table 4.
(3)  Municipal and local water and  wastewater  infrastructure  investments  are included in the Water/Environment sector.
(4)  Total  expenditures  include $36 million in  flow-throughs in Investment in
     Capital Assets (for provincial  highways) and $208 million in flow-throughs in  Transfers  and Other  Expenditures  in  Infrastructure  ($31 million in
     Transportation, $26 million in Water/Environment, $150 million in Municipal and Local Infrastructure, and $1 million in Other Infrastructure).

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

TEN-YEAR REVIEW OF SELECTED FINANCIAL AND ECONOMIC STATISTICS
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                    1997-98          1998-99           1999-00
                                                                          -----------------------------------------------------
Financial Transactions
Revenue                                                                              52,782           56,050            65,042
Expense
  Programs(3)                                                                        48,019           49,036            53,347
  Interest on Debt                                                                    8,729            9,016            11,027
                                                                          -----------------------------------------------------
Total Expense(3)                                                                     56,748           58,052            64,374
                                                                          -----------------------------------------------------
Surplus/(Deficit) Before Reserve                                                    (3,966)          (2,002)               668
Reserve                                                                                   -                -                 -
                                                                          -----------------------------------------------------
Surplus/(Deficit)                                                                   (3,966)          (2,002)               668
-------------------------------------------------------------------------------------------------------------------------------
Net Debt(4)                                                                         112,735          114,737           134,398
Accumulated Deficit(4)                                                              112,735          114,737           134,398
-------------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices                                       359,353          377,897           409,020
Personal Income                                                                     289,537          304,652           321,702
-------------------------------------------------------------------------------------------------------------------------------
Population-- July (000s)                                                             11,228           11,367            11,506
Net Debt per Capita (dollars)                                                        10,041           10,094            11,681
Personal Income per Capita (dollars)                                                 25,787           26,801            27,959
-------------------------------------------------------------------------------------------------------------------------------
Total Expense as a per cent of GDP                                                     15.8             15.4              15.7
Interest on Debt as a per cent of Revenue                                              16.5             16.1              17.0
Net Debt as a per cent of GDP                                                          31.4             30.4              32.9
Accumulated Deficit as a per cent of GDP                                               31.4             30.4              32.9
-------------------------------------------------------------------------------------------------------------------------------

(1)  Starting in 2005-06,  the  Province's  financial  reporting was expanded to include hospitals, school boards and colleges using one-line consolidation.
     Total expense  prior to 2005-06 has not been  restated to reflect  expanded reporting.
(2)  Second-quarter fiscal forecast as at September 30, 2006.
(3)  Starting in 2002-03,  major  tangible  capital  assets owned by  Provincial
     ministries  (land,   buildings  and  transportation   infrastructure)   are
     accounted for on a full accrual  accounting  basis.  Other tangible capital assets owned by Provincial  ministries will continue to be accounted for as expense in the year of  acquisition  or  construction.  All capital  assets owned by  consolidated  organizations  are  accounted for on a full accrual basis.
(4)  Net Debt is calculated as the difference between  liabilities and financial assets.  The annual change in Net Debt is equal to the  Surplus/Deficit  of the Province plus the change in tangible  capital  assets and the change in net assets of hospitals, school boards and colleges. Accumulated Deficit is calculated as the difference between liabilities and total assets including tangible  capital  assets and net assets of  hospitals,  school  boards and colleges.  The  annual  change in the  Accumulated  Deficit is equal to the
     Surplus/Deficit.  For fiscal 2005-06, the change in the Accumulated Deficit includes the opening  combined net assets of  hospitals,  school boards and colleges that were  recognized upon  consolidation  of these broader public sector entities.
     Sources: Ontario Ministry of Finance and Statistics Canada.

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       TABLE 6

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Actual(1)        Outlook(2)
           2000-01           2001-02           2002-03           2003-04           2004-05           2005-06           2006-07
-------------------------------------------------------------------------------------------------------------------------------

            66,294            66,534            68,891            68,400            77,841            84,225            87,044

            53,519            55,822            59,080            64,279            70,028            74,908            78,789
            10,873            10,337             9,694             9,604             9,368             9,019             9,204
-------------------------------------------------------------------------------------------------------------------------------
            64,392            66,159            68,774            73,883            79,396            83,927            87,993
-------------------------------------------------------------------------------------------------------------------------------
             1,902               375               117           (5,483)           (1,555)               298             (949)
                 -                 -                 -                 -                 -                 -             1,000
-------------------------------------------------------------------------------------------------------------------------------
             1,902               375               117           (5,483)           (1,555)               298           (1,949)
-------------------------------------------------------------------------------------------------------------------------------
           132,496           132,121           132,647           138,557           140,921           141,928           145,345
           132,496           132,121           118,705           124,188           125,743           109,155           111,104
-------------------------------------------------------------------------------------------------------------------------------
           440,759           453,701           477,528           491,859           517,306           538,386           554,529
           347,653           361,187           370,418           383,197           400,287           419,230           438,685
-------------------------------------------------------------------------------------------------------------------------------
            11,685            11,898            12,102            12,260            12,407            12,541            12,696
            11,339            11,104            10,961            11,302            11,358            11,317            11,448
            29,752            30,357            30,608            31,256            32,263            33,429            34,553
-------------------------------------------------------------------------------------------------------------------------------
              14.6              14.6              14.4              15.0              15.3              15.6              15.9
              16.4              15.5              14.1              14.0              12.0              10.7              10.6
              30.1              29.1              27.8              28.2              27.2              26.4              26.2
              30.1              29.1              24.9              25.2              24.3              20.3              20.0
-------------------------------------------------------------------------------------------------------------------------------
[Pie chart showing the composition of revenue for 2006-2007 with personal income tax the highest at 26%.]
[Pie chart showing the composition of total expense for 2006-2007 with the health sector the highest at 40%.]
[Pie chart showing the composition of program expense for 2006-2007 with the health sector the highest at 45%.]

==========================================================================================================
ANNEX VIII
              ECONOMIC DATA TABLES
===========================================================================================================================
ANNEX VIII
ECONOMIC DATA TABLES

     ONTARIO ECONOMY                                                                                   TABLE NUMBER

         Ontario, Growth in Real Gross Domestic Product by Industry at
         Basic Prices, 2002-2005................................................................................. 6
         Ontario, Real Gross Domestic Product at Basic Prices in Selected
         Manufacturing Industries, 2002-2005..................................................................... 7
         Ontario, Growth in Real Gross Domestic Product at Basic Prices

     G7 COMPARISON

     ONTARIO, INTERNATIONAL MERCHANDISE TRADE

     CANADA, INTERNATIONAL MERCHANDISE TRADE
         Canada, International Merchandise Trade by Major Region, 2005...........................................19

===========================================================================================================================

ECONOMIC DATA TABLES (CONT'D)

     DEMOGRAPHIC CHARACTERISTICS                                                                       TABLE NUMBER
         Ontario, Selected Demographic Characteristics, 1986-2006................................................20
         Ontario, Components of Population Growth, 1996-97 to 2005-06............................................21

     ONTARIO LABOUR MARKETS

(Note: Data in the tables may not add to totals due to rounding.)

TABLE 1: ONTARIO, GROSS DOMESTIC PRODUCT, 1992-2005
                                                                                                                  ($ Billions)
                                                          ---------------------------------------------------------------------
                                                              1992      1993      1994      1995      1996      1997      1998
                                                          --------- --------- --------- --------- --------- --------- ---------
Real GDP (chained $1997)                                     307.2     310.2     328.5     340.1     343.8     359.4     376.7
Consumption                                                  175.3     177.7     183.1     186.6     190.9     200.1     207.1
Government                                                    72.6      72.1      72.9      73.3      70.6      70.5      72.0
Residential Construction                                      17.1      15.6      15.9      13.7      15.0      17.2      16.8
Non-residential Construction                                  10.9       8.8       7.8       7.5       9.2      10.0      10.2
Machinery and Equipment                                       18.5      17.7      20.2      22.3      23.7      29.3      31.3
Exports                                                      165.5     179.4     198.1     213.8     225.6     242.6     260.4
Imports                                                      149.8     158.7     169.4     180.5     189.4     213.3     223.3
Nominal Gross Domestic Product                               286.5     293.4     311.1     329.3     338.2     359.4     377.9

-------------------------------------------------------------------------------------------------------------------------------
TABLE 1 (CONTINUED)                                                                                            ($ Billions)
-------------------------------------------------------------------------------------------------------------------------------
                                                              1999      2000      2001      2002      2003      2004      2005
                                                          --------- --------- --------- --------- --------- --------- ---------
Real GDP (chained $1997)                                     405.0     429.1     436.8     450.0     455.5     469.5     482.4
Consumption                                                  216.6     227.2     232.9     242.1     249.7     257.4     266.4
Government                                                    75.1      77.8      81.5      83.9      88.8      91.6      95.0
Residential Construction                                      18.8      20.1      22.1      24.2      25.0      25.9      26.1
Non-residential Construction                                  11.3      10.0       9.9      10.2      10.2      10.1      10.0
Machinery and Equipment                                       34.2      36.2      35.2      32.7      35.2      38.3      42.5
Exports                                                      289.8     312.5     303.2     307.9     304.9     322.6     331.4
Imports                                                      241.9     259.6     247.5     252.9     262.2     281.0     294.3
Nominal Gross Domestic Product                               409.0     440.8     453.7     477.5     491.9     517.3     538.4
Sources: Statistics Canada and Ontario Ministry of Finance.

TABLE 2: ONTARIO, GROWTH IN GROSS DOMESTIC PRODUCT, 1992-2005
                                                                                                             (Per Cent Change)
                                                             ------------------------------------------------------------------
                                                                  1992      1993      1994     1995     1996     1997     1998
                                                             ------------------------------------------------------------------
Real GDP (chained $1997)                                           0.9       1.0       5.9      3.5      1.1      4.5      4.8
Consumption                                                        1.4       1.3       3.1      1.9      2.3      4.8      3.5
Government                                                         0.4     (0.7)       1.1      0.7    (3.7)    (0.1)      2.0
Residential Construction                                           4.5     (8.7)       2.0   (14.0)      9.6     14.5    (1.8)
Non-residential Construction                                    (12.9)    (18.7)    (12.2)    (2.7)     21.5      9.2      1.6
Machinery and Equipment                                            2.4     (4.4)      14.6      9.9      6.7     23.3      6.8
Exports                                                            3.9       8.4      10.4      7.9      5.6      7.5      7.3
Imports                                                            5.3       5.9       6.8      6.6      4.9     12.6      4.7
Nominal Gross Domestic Product                                     1.2       2.4       6.0      5.9      2.7      6.3      5.2

-------------------------------------------------------------------------------------------------------------------------------
TABLE 2 (CONTINUED)                                                                                       (Per Cent Change)
-------------------------------------------------------------------------------------------------------------------------------
                                                                  1999      2000      2001     2002     2003     2004     2005
                                                             ------------------------------------------------------------------
Real GDP (chained $1997)                                           7.5       5.9       1.8      3.0      1.2      3.1      2.8
Consumption                                                        4.6       4.9       2.5      3.9      3.1      3.1      3.5
Government                                                         4.4       3.6       4.8      3.0      5.8      3.1      3.7
Residential Construction                                          11.6       7.1       9.7      9.6      3.2      3.5      0.8
Non-residential Construction                                      11.4    (11.8)     (1.1)      3.4      0.2    (1.0)    (1.1)
Machinery and Equipment                                            9.4       5.9     (2.8)    (7.3)      7.8      8.9     11.0
Exports                                                           11.3       7.8     (3.0)      1.6    (1.0)      5.8      2.7
Imports                                                            8.4       7.3     (4.6)      2.2      3.7      7.2      4.7
Nominal Gross Domestic Product                                     8.2       7.8       2.9      5.3      3.0      5.2      4.1
Sources: Statistics Canada and Ontario Ministry of Finance.

--------------------------------------------------------------------------------------------------------------------------------

TABLE 3: ONTARIO, SELECTED ECONOMIC INDICATORS, 1992-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                         1992       1993       1994       1995       1996       1997       1998
                                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
Retail Sales ($ Billions)                                71.5       74.5       80.0       83.3       83.8       90.9       97.5
Housing Starts - Units (000s)                            55.8       45.1       46.6       35.8       43.1       54.1       53.8
Personal Income ($ Billions)                            253.8      256.1      260.7      271.4      276.3      289.5      304.7
Pre-tax Corporate Profits ($ Billions)                   14.5       17.9       27.9       33.1       34.2       37.5       39.5
Consumer Price Index (1992 = 100)                       100.0      101.8      101.8      104.3      105.9      107.9      108.9
Labour Force (000s)                                     5,529      5,544      5,548      5,589      5,680      5,776      5,877
Employment (000s)                                       4,933      4,938      5,014      5,100      5,167      5,291      5,453
Unemployment Rate (%)                                    10.8       10.9        9.6        8.7        9.0        8.4        7.2

--------------------------------------------------- ----------------------------------------------------------------------------
TABLE 3 (CONTINUED)
--------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                         1999       2000       2001       2002       2003       2004       2005
                                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
Retail Sales ($ Billions)                               104.6      111.5      114.3      121.0      125.1      129.1      135.2
Housing Starts - Units (000s)                            67.2       71.5       73.3       83.6       85.2       85.1       78.8
Personal Income ($ Billions)                            321.7      347.7      361.2      370.4      383.2      400.3      419.2
Pre-tax Corporate Profits ($ Billions)                   49.7       54.4       49.3       60.6       56.9       64.7       64.4
Consumer Price Index (1992 = 100)                       111.0      114.2      117.7      120.1      123.3      125.6      128.4
Labour Force (000s)                                     6,018      6,173      6,327      6,494      6,676      6,775      6,849
Employment (000s)                                       5,637      5,817      5,926      6,031      6,213      6,317      6,398
Unemployment Rate (%)                                     6.3        5.8        6.3        7.1        6.9        6.8        6.6
--------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Sources: Statistics Canada, Ontario Ministry of Finance and Canada Mortgage and Housing Corporation.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

TABLE 4: ONTARIO, SELECTED ECONOMIC INDICATORS, ANNUAL CHANGE, 1992-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (Per Cent Change)
                                                            --------------------------------------------------------------------
                                                               1992       1993     1994       1995      1996     1997      1998
                                                            -------- ---------- -------- ---------- --------- -------- ---------
Retail Sales                                                    2.7        4.2      7.5        4.0       0.7      8.5       7.2
Housing Starts                                                  5.6     (19.1)      3.3     (23.2)      20.2     25.6     (0.4)
Personal Income                                                 2.5        0.9      1.8        4.1       1.8      4.8       5.2
Pre-tax Corporate Profits                                     (0.8)       23.1     55.8       18.7       3.3      9.9       5.2
Consumer Price Index                                            1.0        1.8      0.0        2.5       1.5      1.9       0.9
Labour Force                                                  (0.3)        0.3      0.1        0.7       1.6      1.7       1.7
Employment                                                    (1.7)        0.1      1.5        1.7       1.3      2.4       3.1

----------------------------------------------------------- --------------------------------------------------------------------
TABLE 4 (CONTINUED)                                                                                           (Per Cent Change)
-----------------------------------------------------------
----------------------------------------------------------- -------- ---------- -------- ---------- --------- -------- ---------
                                                               1999       2000     2001       2002      2003     2004      2005
                                                            -------- ---------- -------- ---------- --------- -------- ---------
Retail Sales                                                    7.3        6.6      2.5        5.9       3.4      3.2       4.7
Housing Starts                                                 24.9        6.4      2.5       14.1       1.9    (0.1)     (7.4)
Personal Income                                                 5.6        8.1      3.9        2.6       3.4      4.5       4.7
Pre-tax Corporate Profits                                      25.9        9.3    (9.2)       22.7     (6.1)     13.7     (0.4)
Consumer Price Index                                            1.9        2.9      3.1        2.0       2.7      1.9       2.2
Labour Force                                                    2.4        2.6      2.5        2.6       2.8      1.5       1.1
Employment                                                      3.4        3.2      1.9        1.8       3.0      1.7       1.3
----------------------------------------------------------- -------- ---------- -------- ---------- --------- -------- ---------
Sources: Statistics Canada, Ontario Ministry of Finance and Canada Mortgage and Housing Corporation.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 5: ONTARIO, REAL GROSS DOMESTIC PRODUCT BY INDUSTRY
             AT BASIC PRICES, 2002-2005
--------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------- ---------------------------------------------------------
                                                                                                       ($1997 Chained Millions)
                                                                       ---------------------------------------------------------
                                                                                2002          2003           2004          2005
                                                                       -------------- ------------- -------------- -------------
Goods Producing Industries                                                   126,216       126,822        130,568       133,411
  Primary                                                                      7,365         7,191          7,457         7,500
  Utilities                                                                   10,208         9,891         10,031        10,297
  Construction                                                                21,362        22,326         22,331        22,659
  Manufacturing(1)                                                            87,281        87,414         90,749        92,956
Services Producing Industries                                                287,647       294,244        302,419       312,210
  Wholesale Trade                                                             27,286        28,554         30,035        32,213
  Retail Trade                                                                22,399        23,010         23,734        24,624
  Transportation and Warehousing                                              16,637        16,735         17,358        17,944
  Information and Cultural (incl. Telecommunications)                         17,753        18,082         18,165        18,846
  Finance, Insurance, Real Estate, Rental and Leasing                         89,397        91,477         94,711        97,891
  Professional and Administrative Services                                    31,911        32,796         33,313        33,854
  Education                                                                   17,409        17,554         17,853        18,594
  Health Care and Social Services                                             22,233        23,127         23,715        24,131
  Arts, Entertainment and Recreation                                           3,834         4,010          4,018         4,010
  Accommodation and Food                                                       8,864         8,115          8,265         8,264
  Other Services                                                               9,843         9,919         10,049        10,202
  Public Administration                                                       20,222        21,006         21,396        21,844
Total Production                                                             413,944       421,110        432,903       445,300
--------------------------------------------------------------------------------------------------------------------------------
(1)      See Table 7 for detailed manufacturing industries.
Sources: Statistics Canada and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

TABLE 6:     ONTARIO, GROWTH IN REAL GROSS DOMESTIC PRODUCT
--------------------------------------------------------------------------------------------------------------------------------

             BY INDUSTRY AT BASIC PRICES, 2002-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (Per Cent Change)
                                                                                ------------------------------------------------
                                                                                    2002         2003         2004         2005
                                                                                --------- ------------ ------------ ------------
Goods Producing Industries                                                           2.9          0.5          3.0          2.2
  Primary                                                                          (3.0)        (2.4)          3.7          0.6
  Utilities                                                                          5.9        (3.1)          1.4          2.6
  Construction                                                                       6.3          4.5          0.0          1.5
  Manufacturing(1)                                                                   2.3          0.2          3.8          2.4
Services Producing Industries                                                        2.9          2.3          2.8          3.2
  Wholesale Trade                                                                    3.0          4.6          5.2          7.3
  Retail Trade                                                                       7.3          2.7          3.1          3.8
  Transportation and Warehousing                                                     0.1          0.6          3.7          3.4
  Information and Cultural (incl. Telecommunications)                                2.7          1.8          0.5          3.7
  Finance, Insurance, Real Estate, Rental and Leasing                                2.4          2.3          3.5          3.4
  Professional and Administrative Services                                           4.2          2.8          1.6          1.6
  Education                                                                          2.0          0.8          1.7          4.2
  Health Care and Social Services                                                    2.5          4.0          2.5          1.8
  Arts, Entertainment and Recreation                                                 1.6          4.6          0.2        (0.2)
  Accommodation and Food                                                             1.0        (8.4)          1.8          0.0
  Other Services                                                                     4.3          0.8          1.3          1.5
  Public Administration                                                              2.8          3.9          1.9          2.1
Total Production                                                                     2.9          1.7          2.8          2.9
------------------------------------------------------------------------------- --------- ------------ ------------ ------------
(1)      See Table 8 for detailed manufacturing industries.
Sources: Statistics Canada and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

TABLE 7:     ONTARIO, REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES IN
--------------------------------------------------------------------------------------------------------------------------------

             SELECTED MANUFACTURING INDUSTRIES, 2002-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                       ($1997 Chained Millions)
                                                                              ------------ ----------- ------------ ------------
                                                                                     2002        2003         2004         2005
                                                                              ------------ ----------- ------------ ------------
Manufacturing                                                                      87,281      87,414       90,749       92,956
Food, Beverage and Tobacco Products                                                 9,652       9,675       10,184       10,398
Textile, Clothing and Leather Products                                              1,865       1,726        1,616        1,445
Wood Products and Furniture                                                         4,969       5,075        5,161        5,447
Paper Products and Printing                                                         6,534       6,617        6,502        6,503
Chemical and Petroleum Products                                                     8,614       8,631        9,227        8,946
Plastic and Rubber Products                                                         6,014       6,009        6,121        6,054
Primary Metal and Fabricated Metal Products                                        12,961      13,072       13,471       13,634
Machinery                                                                           6,083       5,984        6,060        6,422
Electrical and Electronic Products                                                  7,795       7,739        8,114        9,293
Transportation Equipment                                                           18,484      18,399       19,675       20,309
Other Manufacturing                                                                 4,128       4,204        4,254        4,254
--------------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

TABLE 8:     ONTARIO, GROWTH IN REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES
--------------------------------------------------------------------------------------------------------------------------------

             IN SELECTED MANUFACTURING INDUSTRIES, 2002-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (Per Cent Change)
                                                                              ------------ ----------- ------------ ------------
                                                                                     2002        2003         2004         2005
                                                                              ------------ ----------- ------------ ------------
Manufacturing                                                                         2.3         0.2          3.8          2.4
Food, Beverage and Tobacco Products                                                 (1.0)         0.2          5.3          2.1
Textile, Clothing and Leather Products                                              (8.0)       (7.4)        (6.4)       (10.6)
Wood Products and Furniture                                                           3.2         2.1          1.7          5.5
Paper Products and Printing                                                           0.1         1.3        (1.7)          0.0
Chemical and Petroleum Products                                                       6.5         0.2          6.9        (3.0)
Plastic and Rubber Products                                                           8.7       (0.1)          1.9        (1.1)
Primary Metal and Fabricated Metal Products                                           6.1         0.9          3.1          1.2
Machinery                                                                             1.2       (1.6)          1.3          6.0
Electrical and Electronic Products                                                  (3.3)       (0.7)          4.8         14.5
Transportation Equipment                                                              2.2       (0.5)          6.9          3.2
Other Manufacturing                                                                   5.1         1.8          1.2          0.0
--------------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

TABLE 9: ONTARIO, HOUSING MARKET INDICATORS, 2002-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                              2002           2003           2004           2005
                                                                     -------------- -------------- -------------- --------------
New Housing Market
  Residential Construction, Current $ Millions                              28,266         30,601         33,673         35,138
      Per Cent Change                                                         14.6            8.3           10.0            4.4
  Real Residential Construction ($1997 Millions)                            24,220         24,999         25,868         26,070
      Per Cent Change                                                          9.6            3.2            3.5            0.8
  Housing Starts (Units)                                                    83,597         85,180         85,114         78,795
      Per Cent Change                                                         14.1            1.9          (0.1)          (7.4)
  Of which: Single-detached, urban areas (Units)                            44,980         40,849         41,101         33,655
      Per Cent Change                                                         29.0          (9.2)            0.6         (18.1)
      Multiple, urban areas (Units)                         (Units)         34,635         40,082         38,795         39,522
      Per Cent Change                                                        (2.2)           15.7          (3.2)            1.9
  New Housing Price Index (1997 = 100)                                       114.9          120.0          126.7          132.6
      Per Cent Change                                                          3.7            4.4            5.6            4.6
Resale Market
  Home Resales (Units)                                                     178,058        184,457        197,353        197,007
      Per Cent Change                                                          9.7            3.6            7.0          (0.2)
  Average Resale Price ($)                                                 210,901        226,824        245,230        263,042
      Per Cent Change                                                          9.1            7.5            8.1            7.3
--------------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association and Ontario Ministry of
          Finance.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

TABLE 10: SELECTED FINANCIAL INDICATORS, 1992-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     (Per Cent)
                                              ----------------------------------------------------------------------------------
                                                    1992       1993       1994        1995         1996        1997        1998
                                              ----------- ---------- ---------- ----------- ------------ ----------- -----------
Interest Rates
Bank Rate                                            6.8        5.1        5.8         7.1          4.5         3.5         5.1
Prime Rate                                           7.5        5.9        6.9         8.6          6.1         5.0         6.6
10-Year Government Bonds                             8.1        7.2        8.4         8.1          7.2         6.1         5.3
Three-month T-Bills                                  6.6        4.8        5.5         6.9          4.2         3.3         4.7
Mortgage Rates
5-Year Rate                                          9.5        8.8        9.5         9.2          7.9         7.1         6.9
1-Year Rate                                          7.9        6.9        7.8         8.4          6.2         5.5         6.5
Canadian Household Debt Burden(1)
Consumer                                            21.3       21.3       22.7        23.5         24.6        26.2        27.7
Mortgage                                            59.2       62.2       65.3        65.4         67.1        68.5        69.0
Total                                               80.5       83.5       88.0        88.9         91.8        94.7        96.6

--------------------------------------------- ----------------------------------------------------------------------------------
TABLE 10 (CONTINUED)                                                                                                 (Per Cent)
--------------------------------------------- ----------------------------------------------------------------------------------
---------------------------------------------
                                                    1999       2000       2001        2002         2003        2004        2005
                                              ----------- ---------- ---------- ----------- ------------ ----------- -----------
Interest Rates
Bank Rate                                            4.9        5.8        4.3         2.7          3.2         2.5         2.9
Prime Rate                                           6.4        7.3        5.8         4.2          4.7         4.0         4.4
10-Year Government Bonds                             5.6        5.9        5.5         5.3          4.8         4.6         4.1
Three-month T-Bills                                  4.7        5.5        3.8         2.6          2.9         2.2         2.7
Mortgage Rates
5-Year Rate                                          7.6        8.3        7.4         7.0          6.4         6.2         6.0
1-Year Rate                                          6.8        7.9        6.1         5.2          4.8         4.6         5.1
Canadian Household Debt Burden(1)
Consumer                                            28.3       29.7       30.3        31.1         32.7        34.1        36.7
Mortgage                                            68.6       67.1       66.7        69.0         71.7        75.3        79.6
Total                                               96.9       96.8       97.0       100.1        104.4       109.4       116.3
--------------------------------------------------------------------------------------------------------------------------------
(1)      Household debt as a share of personal disposable income.
Note: All data are annual averages.
Sources: Statistics Canada, Finance Canada and Bank of Canada.
--------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TABLE 11: ONTARIO AND THE G7, REAL GROSS DOMESTIC PRODUCT GROWTH,
               1992-2005
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    (Per Cent)
                                                       ------------------------------------------------------------------------
                                                           1992       1993      1994       1995      1996      1997       1998
                                                       --------- ---------- --------- ---------- --------- --------- ----------
Ontario                                                     0.9        1.0       5.9        3.5       1.1       4.5        4.8
Canada                                                      0.9        2.3       4.8        2.8       1.6       4.2        4.1
France                                                      1.9      (0.8)       1.6        2.0       1.1       2.3        3.4
Germany                                                     1.8      (0.8)       2.7        2.0       1.0       1.9        1.8
Italy                                                       0.6      (0.9)       2.3        2.9       0.6       2.0        1.3
Japan                                                       1.0        0.2       1.1        1.9       2.6       1.4      (1.8)
United Kingdom                                              0.3        2.4       4.4        2.9       2.7       3.2        3.2
United States                                               3.3        2.7       4.0        2.5       3.7       4.5        4.2

-------------------------------------------------------------------------------------------------------------------------------
TABLE 11 (CONTINUED)                                                                                                (Per Cent)
------------------------------------------------------ --------- ---------- --------- ---------- --------- --------- ----------
                                                           1999       2000      2001       2002      2003      2004       2005
                                                       --------- ---------- --------- ---------- --------- --------- ----------
Ontario                                                     7.5        5.9       1.8        3.0       1.2       3.1        2.8
Canada                                                      5.5        5.2       1.8        2.9       1.8       3.3        2.9
France                                                      3.2        4.1       2.1        1.3       0.9       2.1        1.4
Germany                                                     1.9        3.5       1.4        0.1     (0.2)       1.1        1.1
Italy                                                       1.9        3.8       1.7        0.3       0.1       0.9        0.1
Japan                                                     (0.2)        2.9       0.4        0.1       1.8       2.3        2.7
United Kingdom                                              3.0        4.0       2.2        2.0       2.5       3.1        1.8
United States                                               4.5        3.7       0.8        1.6       2.5       3.9        3.2
-------------------------------------------------------------------------------------------------------------------------------
Sources: OECD, U.S. Bureau of Economic Analysis and Statistics Canada.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

TABLE 12: ONTARIO AND THE G7, EMPLOYMENT GROWTH, 1992-2005
-------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------ ------------------------------------------------------------------------
                                                                                                                    (Per Cent)
                                                       --------- ---------- --------- ---------- --------- --------- ----------
                                                           1992       1993      1994       1995      1996      1997       1998
                                                       --------- ---------- --------- ---------- --------- --------- ----------
Ontario                                                   (1.7)        0.1       1.5        1.7       1.3       2.4        3.1
Canada                                                    (1.0)        0.5       2.1        1.8       0.9       2.1        2.5
France                                                    (0.5)      (1.3)       0.1        1.0       0.4       0.6        1.9
Germany                                                   (1.3)      (1.1)     (0.6)        0.1     (0.4)     (0.4)        1.6
Italy                                                     (0.7)      (4.5)     (1.6)      (0.6)       0.5       0.4        1.1
Japan                                                       1.1        0.2       0.0        0.1       0.4       1.1      (0.7)
United Kingdom                                            (2.4)      (1.4)       0.7        0.9       0.9       1.7        0.9
United States                                               0.7        1.5       2.3        1.5       1.4       2.2        1.5
------------------------------------------------------ ------------------------------------------------------------------------
TABLE 12 (CONTINUED)                                                                                                (Per Cent)
------------------------------------------------------ --------- ---------- --------- ---------- --------- --------- ----------
                                                           1999       2000      2001       2002      2003      2004       2005
                                                       --------- ---------- --------- ---------- --------- --------- ----------
Ontario                                                     3.4        3.2       1.9        1.8       3.0       1.7        1.3
Canada                                                      2.6        2.5       1.2        2.4       2.4       1.8        1.4
France                                                      2.1        2.7       1.9        0.6       0.1       0.0        0.3
Germany                                                     0.0        0.5       0.3      (0.9)     (1.1)       0.0        1.6
Italy                                                       1.2        1.9       2.0        1.5       1.0       1.5        0.7
Japan                                                     (0.8)      (0.2)     (0.5)      (1.3)     (0.2)       0.2        0.4
United Kingdom                                              1.1        1.4       1.0        0.6       0.8       0.5        0.6
United States                                               1.5        2.5       0.0      (0.3)       0.9       1.1        1.8
-------------------------------------------------------------------------------------------------------------------------------
Sources: OECD, U.S. Bureau of Labor Statistics and Statistics Canada.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

TABLE 13: ONTARIO AND THE G7, UNEMPLOYMENT RATES, 1992-2005
-------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------ ------------------------------------------------------------------------
                                                                                                                    (Per Cent)
                                                       --------- ---------- --------- ---------- --------- --------- ----------
                                                           1992       1993      1994       1995      1996      1997       1998
                                                       --------- ---------- --------- ---------- --------- --------- ----------
Ontario                                                    10.8       10.9       9.6        8.7       9.0       8.4        7.2
Canada                                                     11.2       11.4      10.4        9.5       9.6       9.1        8.3
France                                                     10.4       11.7      12.1       11.5      12.1      12.1       11.5
Germany                                                     5.7        6.9       7.3        7.1       7.7       8.6        8.1
Italy                                                       8.8        9.9      10.9       11.3      11.3      11.4       11.5
Japan                                                       2.2        2.5       2.9        3.1       3.4       3.4        4.1
United Kingdom                                             10.0       10.4       9.5        8.6       8.1       7.0        6.2
United States                                               7.5        6.9       6.1        5.6       5.4       4.9        4.5

------------------------------------------------------ ------------------------------------------------------------------------
TABLE 13 (CONTINUED)                                                                                                (Per Cent)
------------------------------------------------------ --------- ---------- --------- ---------- --------- --------- ----------
                                                           1999       2000      2001       2002      2003      2004       2005
                                                       --------- ---------- --------- ---------- --------- --------- ----------
Ontario                                                     6.3        5.8       6.3        7.1       6.9       6.8        6.6
Canada                                                      7.6        6.8       7.2        7.7       7.6       7.2        6.8
France                                                     10.8        9.4       8.7        9.0       9.8      10.0        9.9
Germany                                                     7.5        6.9       6.9        7.6       8.7       9.2        9.1
Italy                                                      11.1       10.2       9.2        8.7       8.6       8.1        7.8
Japan                                                       4.7        4.7       5.0        5.4       5.3       4.7        4.4
United Kingdom                                              6.0        5.5       5.1        5.2       5.0       4.7        4.8
United States                                               4.2        4.0       4.7        5.8       6.0       5.5        5.1
-------------------------------------------------------------------------------------------------------------------------------
Note: Labour market data are subject to differences in definitions across countries and to many series breaks, though the latter are often of a minor nature.
Sources: OECD, U.S. Bureau of Labor Statistics and Statistics Canada.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

TABLE 14: ONTARIO AND THE G7, CPI INFLATION RATES, 1992-2005
-------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------ ------------------------------------------------------------------------
                                                                                                                    (Per Cent)
                                                       --------- ---------- --------- ---------- --------- --------- ----------
                                                           1992       1993      1994       1995      1996      1997       1998
                                                       --------- ---------- --------- ---------- --------- --------- ----------
Ontario                                                     1.0        1.8       0.0        2.5       1.5       1.9        0.9
Canada                                                      1.5        1.8       0.2        2.2       1.6       1.6        0.9
France                                                      2.5        2.2       1.7        1.8       2.1       1.3        0.7
Germany                                                     5.1        4.4       2.7        1.7       1.2       1.5        0.6
Italy                                                       5.0        4.5       4.2        5.4       4.0       1.9        2.0
Japan                                                       1.7        1.3       0.7      (0.1)       0.0       1.7        0.7
United Kingdom                                              4.2        2.5       2.0        2.7       2.5       1.8        1.6
United States                                               3.0        3.0       2.6        2.8       3.0       2.3        1.6

-------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------ ------------------------------------------------------------------------
TABLE 14 (CONTINUED)                                                                                                (Per Cent)
------------------------------------------------------ --------- ---------- --------- ---------- --------- --------- ----------
                                                           1999       2000      2001       2002      2003      2004       2005
                                                       --------- ---------- --------- ---------- --------- --------- ----------
Ontario                                                     1.9        2.9       3.1        2.0       2.7       1.9        2.2
Canada                                                      1.7        2.7       2.6        2.2       2.8       1.9        2.2
France                                                      0.6        1.8       1.8        1.9       2.2       2.3        1.9
Germany                                                     0.6        1.4       1.9        1.4       1.0       1.8        1.9
Italy                                                       1.7        2.6       2.3        2.6       2.8       2.3        2.2
Japan                                                     (0.3)      (0.8)     (0.8)      (0.9)     (0.3)       0.0      (0.3)
United Kingdom                                              1.3        0.8       1.2        1.3       1.4       1.3        2.0
United States                                               2.2        3.4       2.8        1.6       2.3       2.7        3.4
-------------------------------------------------------------------------------------------------------------------------------
Sources: OECD, U.S. Bureau of Labor Statistics and Statistics Canada.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

TABLE 15: G7, EXCHANGE RATES, 1992-2005
-------------------------------------------- ----------------------------------------------------------------------------------
                                                                                        (Foreign Currency per Canadian Dollar)
                                             ----------- ---------- ----------- ----------- ----------- ----------- -----------
                                                   1992       1993        1994        1995        1996        1997        1998
                                             ----------- ---------- ----------- ----------- ----------- ----------- -----------
Euro(1)                                               -          -           -           -           -           -           -
France                                            4.380      4.390       4.066       3.637       3.752       4.211       3.968
Germany                                           1.292      1.282       1.188       1.044       1.104       1.251       1.183
Italy                                           1,019.6    1,219.8     1,180.7     1,186.9     1,131.6     1,228.5     1,168.2
Japan                                             104.8       86.2        74.8        68.5        79.8        87.3        87.8
United Kingdom                                    0.471      0.517       0.478       0.462       0.470       0.441       0.407
United States                                     0.827      0.775       0.732       0.729       0.733       0.722       0.674

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ----------------------------------------------------------------------------------
TABLE 15 (CONTINUED)                                                                    (Foreign Currency per Canadian Dollar)
-------------------------------------------- ----------- ---------- ----------- ----------- ----------- ----------- -----------
                                                   1999       2000        2001        2002        2003        2004        2005
                                             ----------- ---------- ----------- ----------- ----------- ----------- -----------
Euro(1)                                           0.631      0.730       0.721       0.674       0.632       0.618       0.663
France                                            4.139      4.787       4.730           -           -           -           -
Germany                                           1.234      1.427       1.410           -           -           -           -
Italy                                           1,222.5    1,412.4     1,396.6           -           -           -           -
Japan                                              76.3       72.6        78.4        79.7        82.7        83.1        90.6
United Kingdom                                    0.416      0.444       0.448       0.424       0.437       0.419       0.453
United States                                     0.673      0.673       0.646       0.637       0.714       0.768       0.825
-------------------------------------------------------------------------------------------------------------------------------
(1)      Introduced January 4, 1999.
Note: All data are annual averages.
Source: Bank of Canada.
-------------------------------------------------------------------------------------------------------------------------------

TABLE 16: ONTARIO, INTERNATIONAL MERCHANDISE EXPORTS(1) BY MAJOR COMMODITY(2), 2005
                                                                                                        Value         Per Cent
                                                                                                 ($ Millions)         of Total
                                                                                             ----------------- ----------------
Motor Vehicles, Parts and Accessories                                                                  72,769             40.4
Machinery and Mechanical Appliances                                                                    19,433             10.8
Electrical Machinery and Equipment                                                                     10,062              5.6
Non-ferrous Metals and Allied Products                                                                  8,202              4.6
Plastics and Plastic Articles                                                                           7,354              4.1
Pulp; Paper and Allied Products                                                                         5,346              3.0
Precious Metals, Stones and Coins                                                                       4,927              2.7
Prepared Foodstuffs, Beverages and Tobacco                                                              4,822              2.7
Furniture and Fixtures, Signs, Prefabricated Buildings                                                  4,798              2.7
Iron and Steel                                                                                          3,790              2.1
Mineral Products                                                                                        3,786              2.1
Other Chemical Products                                                                                 3,694              2.1
Articles of Iron and Steel                                                                              3,437              1.9
Wood and Wood Products                                                                                  3,032              1.7
Pharmaceutical Products                                                                                 2,960              1.6
Scientific, Professional and Photo Equipment, Clocks                                                    2,454              1.4
Rubber and Rubber Articles                                                                              2,005              1.1
Inorganic Chemicals; Chemical Elements and Compounds                                                    1,884              1.0
Vegetable Products; Fats and Oils                                                                       1,826              1.0
Live Animals; Animal Products                                                                           1,553              0.9
Organic Chemicals                                                                                       1,427              0.8
Textiles and Textile Articles                                                                           1,296              0.7
Articles of Stone, Cement, Ceramic and Glass                                                            1,219              0.7
Aircraft, Spacecraft and Parts                                                                          1,099              0.6
Printed Matter                                                                                            766              0.4
Hides, Leather, Travel Goods and Furs                                                                     359              0.2
Apparel and Clothing Accessories                                                                          341              0.2
Toys, Games and Sports Equipment                                                                          327              0.2
Railway, Rolling Stock and Parts                                                                          294              0.2
Other Textile and Clothing Articles                                                                       243              0.1
Miscellaneous Articles; Works of Art                                                                      208              0.1
Ships, Boats and Floating Structures                                                                       56              0.0
Footwear                                                                                                   25              0.0
Headgear, Umbrellas, Artificial Flowers                                                                    22              0.0
Other Commodities(3)                                                                                    4,298              2.4

Total Exports                                                                                         180,113            100.0

(1)  Domestic exports exclude re-exports.
(2)  Ontario  Ministry of Economic  Development and Trade  definition of product groupings  based on two-digit  Harmonized  System  Codes.  Data are customs based.
(3)  Other Commodities includes special transactions.
     Source: Industry Canada.
--------------------------------------------------------------------------------------------------------------------------------

TABLE 17: ONTARIO, INTERNATIONAL MERCHANDISE IMPORTS BY MAJOR COMMODITY(1), 2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Value          Per Cent
                                                                                                 ($ Millions)          of Total
                                                                                              ---------------- -----------------
Motor Vehicles, Parts and Accessories                                                                  50,984              22.3
Machinery and Mechanical Appliances                                                                    40,415              17.7
Electrical Machinery and Equipment                                                                     24,633              10.8
Plastics and Plastic Articles                                                                           9,512               4.2
Scientific, Professional and Photo Equipment, Clocks                                                    8,300               3.6
Other Chemical Products                                                                                 8,059               3.5
Non-ferrous Metals and Allied Products                                                                  7,255               3.2
Mineral Products                                                                                        7,081               3.1
Pharmaceutical Products                                                                                 6,535               2.9
Prepared Foodstuffs, Beverages and Tobacco                                                              5,970               2.6
Iron and Steel                                                                                          5,358               2.3
Vegetable Products; Fats and Oils                                                                       4,484               2.0
Articles of Iron and Steel                                                                              4,346               1.9
Pulp; Paper and Allied Products                                                                         4,222               1.8
Furniture and Fixtures, Signs, Prefabricated Buildings                                                  4,174               1.8
Organic Chemicals                                                                                       3,907               1.7
Rubber and Rubber Articles                                                                              3,505               1.5
Precious Metals, Stones and Coins                                                                       3,477               1.5
Articles of Stone, Cement, Ceramic and Glass                                                            2,927               1.3
Apparel and Clothing Accessories                                                                        2,724               1.2
Printed Matter                                                                                          2,431               1.1
Textiles and Textile Articles                                                                           2,425               1.1
Toys, Games and Sports Equipment                                                                        2,313               1.0
Aircraft, Spacecraft and Parts                                                                          2,235               1.0
Live Animals; Animal Products                                                                           1,619               0.7
Wood and Wood Products                                                                                  1,403               0.6
Inorganic Chemicals; Chemical Elements and Compounds                                                    1,102               0.5
Railway, Rolling Stock and Parts                                                                          773               0.3
Hides, Leather, Travel Goods and Furs                                                                     760               0.3
Footwear                                                                                                  709               0.3
Miscellaneous Articles; Works of Art                                                                      694               0.3
Other Textile and Clothing Articles                                                                       542               0.2
Ships, Boats and Floating Structures                                                                      309               0.1
Headgear, Umbrellas, Artificial Flowers                                                                   158               0.1
Other Commodities(2)                                                                                    3,205               1.4

Total Imports                                                                                         228,549             100.0
--------------------------------------------------------------------------------------------- ---------------- -----------------
--------------------------------------------------------------------------------------------------------------------------------

(1)  Ontario  Ministry of Economic  Development and Trade  definition of product groupings  based on two-digit  Harmonized  System  Codes.  Data are customs based.
(2)  Other  Commodities  includes  trans-shipments  from one province to another through a foreign jurisdiction and special transactions.
     Source: Industry Canada.
--------------------------------------------------------------------------------------------------------------------------------

TABLE 18: ONTARIO, INTERNATIONAL MERCHANDISE TRADE(1) BY MAJOR REGION, 2005
                                                              Exports           Per Cent            Imports           Per Cent
                                                         ($ Millions)           of Total       ($ Millions)           of Total
                                                    ------------------ ------------------ ------------------ ------------------
United States                                                 160,148               88.9            152,973               66.9
Western Europe                                                 10,380                5.8             19,225                8.4
  Eastern Europe                                                  578                0.3              1,194                0.5
 European Union                                                 8,594                4.8             18,256                8.0
Asia                                                            4,143                2.3             34,531               15.1
Oceania (Pacific)                                                 787                0.4                713                0.3
  Pacific Rim                                                   4,609                2.6             33,777               14.8
  Chinese Economic Area(2)                                      1,556                0.9             15,493                6.8
Caribbean                                                         334                0.2                190                0.1
Latin America                                                   2,402                1.3             15,673                6.9
  Mexico                                                        1,471                0.8             11,564                5.1
Middle East                                                       813                0.5                882                0.4
Africa                                                            524                0.3                781                0.3
Re-imports (Canada)                                                 0                0.0              2,386                1.0
Total                                                         180,113              100.0            228,549              100.0
(1)      Data are customs based and do not include re-exports.
(2)      Chinese Economic Area includes China, Hong Kong and Mongolia.
Source: Industry Canada.

TABLE 19: CANADA, INTERNATIONAL MERCHANDISE TRADE(1) BY MAJOR REGION, 2005
                                                              Exports           Per Cent            Imports           Per Cent
                                                         ($ Millions)           of Total       ($ Millions)           of Total
                                                     ----------------- ------------------ ------------------ ------------------
United States                                                 343,287               84.1            215,136               56.5
Western Europe                                                 24,457                6.0             52,036               13.7
Eastern Europe                                                  1,582                0.4              4,394                1.2
  European Union                                               22,439                5.5             45,618               12.0
Asia                                                           24,886                6.1             65,116               17.1
Oceania (Pacific)                                               1,863                0.5              2,342                0.6
  Pacific Rim                                                  25,051                6.1             64,424               16.9
  Chinese Economic Area(2)                                      7,801                1.9             30,223                7.9
Caribbean                                                       1,042                0.3              1,489                0.4
Latin America                                                   6,503                1.6             25,088                6.6
  Mexico                                                        3,110                0.8             14,592                3.8
Middle East                                                     2,586                0.6              4,660                1.2
Africa                                                          1,924                0.5              6,942                1.8
Re-imports (Canada)                                                 0                0.0              3,544                0.9
Total                                                         408,133              100.0            380,748              100.0
(1)      Data are customs based and do not include re-exports.
(2)      Chinese Economic Area includes China, Hong Kong and Mongolia.
Source: Industry Canada.

-------------------------------------------------------------------------------------------------------------------------------

TABLE 20: ONTARIO, SELECTED DEMOGRAPHIC CHARACTERISTICS, 1986-2006(1)
-------------------------------------------------------------------------------------------------------------------------------
----------------------- -------------------------------- ----------------------------------------------------------------------
                             Intercensal Estimates                              Postcensal Estimates(2)
                             1986       1991       1996        2001        2002        2003        2004       2005        2006
                        ---------- ---------- ---------- ----------- ----------- ----------- ----------- ---------- -----------
Total Population            9,438     10,428     11,083      11,898      12,102      12,263      12,417     12,559      12,687
(000s)
Annual Average Growth
Over Preceding Year
Shown (%)                     1.4        2.0        1.2         1.4         1.7         1.3         1.3        1.1         1.0
Median Age (Years)           31.9       33.3       35.0        36.7        37.0        37.4        37.7       37.9          NA
Age Group Shares (%)
  0-4                        6.8         7.0        6.8         6.0         5.8         5.6         5.5        5.4          NA
  5-14                      13.4        13.1       13.5        13.5        13.4        13.2        13.0       12.8          NA
  15-24                     17.1        14.5       13.2        13.4        13.4        13.5        13.5       13.5          NA
  25-44                     32.1        34.2       32.9        31.5        31.3        30.9        30.6       30.3          NA
  45-64                     19.8        19.6       21.3        23.2        23.6        24.1        24.7       25.2          NA
  65-74                      6.5         7.0        7.3         7.0         6.9         6.9         6.9        6.8          NA
  75+                        4.2         4.6        5.0         5.6         5.7         5.8         5.9        6.0          NA
Total Fertility Rate(3)      1.6         1.7        1.6         1.5         1.5         1.5         1.5         NA          NA
Life Expectancy at Birth (Years)(3)
  Female                     80.0       80.8       81.3        82.1        82.2        82.4          NA         NA          NA
  Male                       73.7       75.0       75.9        77.5        77.7        77.8          NA         NA          NA
Families (000s)(4)          2,445      2,727      2,933       3,191          NA          NA          NA         NA          NA
Households (000s)(4)        3,222      3,638      3,925       4,219          NA          NA          NA         NA          NA
-------------------------------------------------------------------------------------------------------------------------------
(1)      Population figures are for July 1 (Census year).
(2)      Estimates by Statistics Canada based on the 2001 Census adjusted for net Census undercoverage.
(3)      Calendar-year data.
(4)      Families and households are Census data.
Source: Statistics Canada.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

TABLE 21: ONTARIO, COMPONENTS OF POPULATION GROWTH, 1996-97 TO 2005-06(1)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (Thousands)
                                                     --------------------------------------------------------------------------
                                                           1996-97        1997-98        1998-99        1999-00        2000-01
                                                     -------------- -------------- -------------- -------------- --------------
Population at Beginning of Period                           11,083         11,228         11,367         11,506         11,685
  Births                                                       136            133            131            131            128
  Deaths                                                        80             80             80             81             81
  Immigrants                                                   119            106             92            117            150
  Net Emigrants(2)                                              27             26             24             24             23
  Net Change in Non-permanent Residents                        (3)            (3)              6             16             21
  Interprovincial Arrivals                                      70             75             73             79             75
  Interprovincial Departures                                    68             66             56             57             56
  Population Growth During Period                              145            139            139            179            212
Population at End of Period(3)                              11,228         11,367         11,506         11,685         11,898
Population Growth (%)                                          1.3            1.2            1.2            1.6            1.8

-------------------------------------------------------------------------------------------------------------------------------
TABLE 21 (CONTINUED)                                                                                               (Thousands)
---------------------------------------------------- -------------- -------------- -------------- -------------- --------------
                                                           2001-02        2002-03        2003-04        2004-05        2005-06
                                                     -------------- -------------- -------------- -------------- --------------
Population at Beginning of Period                           11,898         12,102         12,263         12,417         12,559
  Births                                                       129            129            133            133            133
  Deaths                                                        81             83             86             88             91
  Immigrants                                                   153            110            128            130            133
  Net Emigrants(2)                                              19             18             18             18             18
  Net Change in Non-permanent Residents                         17             22              4            (3)            (7)
  Interprovincial Arrivals                                      70             64             57             59             64
  Interprovincial Departures                                    65             64             64             71             86
  Population Growth During Period                              204            161            154            142            128
Population at End of Period(3)                              12,102         12,263         12,417         12,559         12,687
Population Growth (%)                                          1.7            1.3            1.3            1.1            1.0
-------------------------------------------------------------------------------------------------------------------------------
(1)      Data are from July 1 to June 30 (Census year).
(2)      Net Emigrants = Emigrants plus net temporary emigrants minus returning emigrants.
(3)      The sum of the components does not equal the total change in population due to residual deviation.
Source: Statistics Canada. Estimates based on the 2001 Census adjusted for net Census undercoverage.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TABLE 22: ONTARIO, LABOUR FORCE, 1992-2005
-------------------------------------------------------------------------------------------------------------------------------
                                                      1992       1993        1994       1995       1996        1997       1998
                                                 ---------- ---------- ----------- ---------- ---------- ----------- ----------
Labour Force (000s)                                  5,529      5,544       5,548      5,589      5,680       5,776      5,877
Annual Labour Force Growth (%)                       (0.3)        0.3         0.1        0.7        1.6         1.7        1.7
Participation Rate (%)
  Male                                                75.1       74.3        73.4       72.7       72.6        72.8       72.5
  Female                                              59.9       59.4        58.8       58.6       58.9        59.0       59.6
Share of Labour Force (%)
  Youth (15-24)                                       18.1       17.3        16.8       16.4       16.2        15.9       15.8
  Older Workers (45+)                                 27.4       28.1        28.8       29.1       29.5        30.2       30.7

-------------------------------------------------------------------------------------------------------------------- ----------
------------------------------------------------ ------------------------------------------------------------------------------
TABLE 22 (CONTINUED)
------------------------------------------------ ------------------------------------------------------------------------------
------------------------------------------------
                                                      1999       2000        2001       2002       2003        2004       2005
                                                 ---------- ---------- ----------- ---------- ---------- ----------- ----------
Labour Force (000s)                                  6,018      6,173       6,327      6,494      6,676       6,775      6,849
Annual Labour Force Growth (%)                         2.4        2.6         2.5        2.6        2.8         1.5        1.1
Participation Rate (%)
  Male                                                73.1       73.3        73.4       73.6       74.3        74.1       73.5
  Female                                              60.3       61.0        61.4       62.0       63.0        63.0       62.7
Share of Labour Force (%)
  Youth (15-24)                                       16.1       16.4        16.3       16.4       16.3        16.2       15.9
  Older Workers (45+)                                 31.4       32.0        32.6       33.4       34.7        35.4       36.1
------------------------------------------------ ---------- ---------- ----------- ---------- ---------- ----------- ----------
-------------------------------------------------------------------------------------------------------------------------------
Source: Statistics Canada.
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

TABLE 23: ONTARIO, EMPLOYMENT, 1992-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                           1992       1993      1994       1995       1996      1997       1998
                                                       --------- ---------- --------- ---------- ---------- --------- ----------
Total Employment (000s)                                   4,933      4,938     5,014      5,100      5,167     5,291      5,453
  Male                                                    2,658      2,673     2,714      2,761      2,791     2,870      2,936
  Female                                                  2,275      2,265     2,300      2,339      2,376     2,421      2,518
Annual Employment Growth (%)                              (1.7)        0.1       1.5        1.7        1.3       2.4        3.1
Net Job Creation (000s)                                    (84)          5        76         86         67       124        162
Private-sector Employment (000s)                          3,229      3,200     3,262      3,375      3,440     3,508      3,649
Public-sector Employment (000s)                           1,029      1,027     1,028      1,003        977       938        938
Self-employment (000s)                                      676        711       724        723        750       845        867
Manufacturing Employment
  (% of total)                                             17.3       16.6      16.8       17.2       17.6      17.7       18.0
Services Employment
  (% of total)                                             72.6       73.7      73.8       73.6       73.5      73.5       73.3
Part-time (% of total)                                     18.5       19.5      19.0       18.7       19.2      19.2       18.7
Average Hours Worked
  Per Week(1)                                              36.7       37.2      37.6       37.3       37.6      37.8       37.8

--------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------ --------- ---------- --------- ---------- ---------- --------- ----------
TABLE 23 (CONTINUED)
------------------------------------------------------ --------- ---------- --------- ---------- ---------- --------- ----------
------------------------------------------------------ --------- ---------- --------- ---------- ---------- --------- ----------
                                                           1999       2000      2001       2002       2003      2004       2005
                                                       --------- ---------- --------- ---------- ---------- --------- ----------
Total Employment (000s)                                   5,637      5,817     5,926      6,031      6,213     6,317      6,398
  Male                                                    3,035      3,125     3,167      3,209      3,301     3,349      3,390
  Female                                                  2,602      2,692     2,759      2,822      2,912     2,967      3,008
Annual Employment Growth (%)                                3.4        3.2       1.9        1.8        3.0       1.7        1.3
Net Job Creation (000s)                                     183        180       109        105        182       103         81
Private-sector Employment (000s)                          3,784      3,930     4,052      4,116      4,249     4,278      4,330
Public-sector Employment (000s)                             962        994     1,002      1,038      1,050     1,107      1,140
Self-employment (000s)                                      891        894       873        878        914       932        928
Manufacturing Employment
  (% of total)                                             18.4       18.5      18.0       18.1       17.6      17.4       16.6
Services Employment
  (% of total)                                             72.8       72.9      73.4       73.4       73.8      74.1       74.4
Part-time (% of total)                                     18.0       18.0      17.8       18.3       18.5      18.1       18.1
Average Hours Worked
  Per Week(1)                                              38.0       38.0      37.5       37.3       36.6      37.1       37.3
------------------------------------------------------ --------- ---------- --------- ---------- ---------- --------- ----------
--------------------------------------------------------------------------------------------------------------------------------
(1)      Average actual hours worked per week at all jobs, excluding persons not at work, in reference week.
Source: Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

TABLE 24: ONTARIO, UNEMPLOYMENT, 1992-2005
                                                         1992       1993       1994       1995       1996       1997       1998
                                                     --------- ---------- ---------- ---------- ---------- ---------- ----------
Total Unemployment (000s)                                 596        605        535        489        513        485        424
Unemployment Rate (%)                                    10.8       10.9        9.6        8.7        9.0        8.4        7.2
  Male                                                   11.9       11.5       10.0        8.9        9.0        8.1        7.2
  Female                                                  9.4       10.2        9.2        8.6        9.1        8.7        7.3
  Toronto CMA(1)                                         11.3       11.3       10.4        8.6        9.1        7.9        7.0
  Northern Ontario                                       12.8       12.7       11.7       10.0       10.7       10.4       11.1
  Youth (15-24)                                          17.7       17.7       15.7       14.7       14.9       16.4       14.5
  Older Workers (45+)                                     7.5        7.7        7.1        6.5        6.4        5.9        5.3
Share of Total Unemployment (%)
  Long-term Unemployed (27 weeks+)                       29.9       33.5       32.6       29.5       28.2       25.5       21.9
weeks+)
  Youth (15-24)                                          29.6       28.1       27.5       27.7       26.8       31.0       31.6
  Older Workers (45+)                                    19.2       19.7       21.2       21.6       20.8       21.4       22.6
Average Duration (weeks)(2)                              23.4       26.9       27.7       25.9       24.8       26.5       23.2
  Youth (15-24)                                          16.8       18.3       17.9       16.3       15.4       13.8       12.8
  Older Workers (45+)                                    30.0       34.0       34.9       33.4       31.0       42.2       39.0

--------------------------------------------------------------------------------------------------------------------- ----------
---------------------------------------------------- --------- ---------- ---------- ---------- ---------- ---------- ----------
TABLE 24 (CONTINUED)
---------------------------------------------------- --------- ---------- ---------- ---------- ---------- ---------- ----------
---------------------------------------------------- --------- ---------- ---------- ---------- ---------- ---------- ----------
                                                         1999       2000       2001       2002       2003       2004       2005
                                                     --------- ---------- ---------- ---------- ---------- ---------- ----------
Total Unemployment (000s)                                 382        356        401        462        463        459        451
Unemployment Rate (%)                                     6.3        5.8        6.3        7.1        6.9        6.8        6.6
  Male                                                    6.2        5.6        6.5        7.4        7.1        6.9        6.6
  Female                                                  6.5        6.0        6.2        6.8        6.8        6.6        6.5
  Toronto CMA(1)                                          6.1        5.5        6.3        7.4        7.7        7.5        7.0
  Northern Ontario                                        9.1        8.3        8.0        8.1        7.4        7.8        7.0
  Youth (15-24)                                          13.2       11.9       12.5       13.9       14.4       14.1       13.9
  Older Workers (45+)                                     4.2        4.0        4.4        4.7        4.7        4.5        4.7
Share of Total Unemployment (%)
  Long-term Unemployed (27 weeks+)                       19.1       15.4       12.8       15.5       16.2       15.6       15.1
weeks+)
  Youth (15-24)                                          33.7       33.7       32.2       32.1       33.9       33.9       33.5
  Older Workers (45+)                                    20.8       22.4       22.9       22.0       23.5       23.4       25.9
Average Duration (weeks)(2)                              21.3       17.7       15.3       16.3       17.0       16.1       16.1
  Youth (15-24)                                          11.6        9.8        8.6        9.4        9.4        8.8        8.7
  Older Workers (45+)                                    34.2       28.4       25.6       24.4       27.2       24.3       23.9
---------------------------------------------------- --------- ---------- ---------- ---------- ---------- ---------- ----------

(1)  CMA is Census  Metropolitan Area. Toronto CMA includes the city of Toronto;
     the  regions of York,  Peel and Halton  (excluding  Burlington);  Uxbridge,
     Pickering,  Ajax,  Mono,  Orangeville,  New  Tecumseth  and  Bradford  West
     Gwillimbury.
(2)  Prior to 1997,  unemployment of 100 or more weeks was recorded as 99 due to data processing  limitations.  This  restriction was removed for data after
     1996.
     Source: Statistics Canada.

-------------------------------------------------------------------------------------------------------------------------------

TABLE 25: ONTARIO, EMPLOYMENT INSURANCE (EI) AND SOCIAL ASSISTANCE, 1992-2005
-------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------- ---------- ---------- ---------- ----------- ---------- ---------- ----------
                                                       1992       1993       1994        1995       1996       1997       1998
                                                  ---------- ---------- ---------- ----------- ---------- ---------- ----------
EI Regular Beneficiaries (000s)                         322        294        228         181        180        151        131
EI Maximum Insurable Earnings ($)(1)                    710        745        780         815        750     39,000     39,000
EI Maximum Weekly Entitlement ($)                       426        425        429         448        413        413        413
EI Premium Rate
  Employer ($/$100 Insurable Earnings)                 4.20       4.20       4.30        4.20       4.13       4.06       3.78
  Employee ($/$100 Insurable Earnings)                 3.00       3.00       3.07        3.00       2.95       2.90       2.70
EI Total Benefits Paid ($ millions)(2)                5,845      5,406      4,511       3,796      3,653      3,436      3,141
EI Premiums Paid ($ millions)(2)                      7,353      7,567      8,067       7,929      7,582      8,173      7,679
Social Assistance Caseload (000s)(4)                    608        660        673         660        599        568        529

------------------------------------------------- -----------------------------------------------------------------------------
------------------------------------------------- -----------------------------------------------------------------------------
TABLE 25 (CONTINUED)
------------------------------------------------- -----------------------------------------------------------------------------
------------------------------------------------- ---------- ---------- ---------- ----------- ---------- ---------- ----------
                                                       1999       2000       2001        2002       2003       2004       2005
                                                  ---------- ---------- ---------- ----------- ---------- ---------- ----------
                                                  ---------- ---------- ---------- ----------- ---------- ---------- ----------
EI Regular Beneficiaries (000s)                         110        101        122         136        142        136        132
EI Maximum Insurable Earnings ($)(1)                 39,000     39,000     39,000      39,000     39,000     39,000     39,000
EI Maximum Weekly Entitlement ($)                       413        413        413         413        413        413        413
EI Premium Rate
  Employer ($/$100 Insurable Earnings)                 3.57       3.36       3.15        3.08       2.94       2.77       2.73
  Employee ($/$100 Insurable Earnings)                 2.55       2.40       2.25        2.20       2.10       1.98       1.95
EI Total Benefits Paid ($ millions)(2)                3,051      2,787      3,524       4,328      4,342      4,429      4,325
EI Premiums Paid ($ millions)(2)                      7,614      7,671      7,477       7,392      7,219   6,711(3)   6,947(3)
Social Assistance Caseload (000s)(4)                    479        436        408         411        413        418        431
-------------------------------------------------------------------------------------------------------------------------------

(1)  Effective  January 1, 1997, the maximum weekly  insurable  earnings of $750 was eliminated and replaced with an annual maximum set at $39,000.
(2)  Employment  Insurance  benefit  payments are on a cash basis;  premiums are paid on an accrual basis.
(3)  Premiums paid in 2004 and 2005 are Ontario Ministry of Finance estimates.
(4)  The number of social assistance cases from 1998 to 2005 includes recipients of the Ontario  Works  program,  the Ontario  Disability  Support  Program,
     Temporary  Care  Assistance  and the  Assistance  for Children  with Severe
     Disabilities  program. The Ontario Works Act was proclaimed in May 1998 and replaced the General  Welfare Act. The Ontario  Disability  Support Program
     Act was proclaimed in June 1998.
Sources:  Statistics  Canada,  Human  Resources and Social  Development  Canada,
Ontario  Ministry  of Finance  and  Ontario  Ministry  of  Community  and Social
Services.
-------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

TABLE 26: ONTARIO, LABOUR COMPENSATION, 1992-2005
-----------------------------------------------------------------------------------------------------------------------------------
                                                    1992         1993        1994        1995        1996        1997      1998
                                              ----------- ------------ ----------- ----------- ----------- ----------- ------------
Average Weekly Earnings ($)(1)                    598.80       612.33      628.16      634.17      649.55      663.73    672.67
  Increase (%)                                       3.9          2.3         2.6         1.0         2.4         2.2       1.3
CPI Inflation (%)                                    1.0          1.8         0.0         2.5         1.5         1.9       0.9
AWE Increase Less CPI Inflation (%)                  2.9          0.5         2.6       (1.5)         0.9         0.3       0.4
AWE - Manufacturing ($)                           716.55       739.20      761.95      770.80      794.09      821.28    841.78
  Increase (%)                                       4.9          3.2         3.1         1.2         3.0         3.4       2.5
  Increase Less CPI Inflation (%)                    3.9          1.4         3.1       (1.3)         1.5         1.5       1.6
Wage Settlement Increases (%)(2)
  All Sectors                                        2.7          1.0         0.4         1.0         1.1         1.2       1.6
  Public                                             2.6          0.5         0.1         0.2         0.3         0.7       1.3
  Private                                            2.7          1.9         1.1         1.7         2.2         2.3       2.1
Person Days Lost Due to Strikes and
  Lockouts (000s)                                    578          371         488         477       1,915       1,904     1,061
Minimum Wage at Year-end ($/hour)                   6.35         6.35        6.70        6.85        6.85        6.85      6.85

---------------------------------------------------------------------------------------------------------------------- ------------
-----------------------------------------------------------------------------------------------------------------------------------
TABLE 26 (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ----------- ------------ ----------- ----------- ----------- ----------- ------------
                                                    1999         2000        2001        2002        2003        2004      2005
                                              ----------- ------------ ----------- ----------- ----------- ----------- ------------
Average Weekly Earnings ($)(1)                    683.70       700.12      712.88      726.21      734.78      748.10    768.59
  Increase (%)                                       1.6          2.4         1.8         1.9         1.2         1.8       2.7
CPI Inflation (%)                                    1.9          2.9         3.1         2.0         2.7         1.9       2.2
AWE Increase Less CPI Inflation (%)                (0.3)        (0.5)       (1.3)       (0.1)       (1.5)       (0.1)       0.5
AWE - Manufacturing ($)                           852.13       869.40      882.76      906.10      917.84      934.23    956.42
  Increase (%)                                       1.2          2.0         1.5         2.6         1.3         1.8       2.4
  Increase Less CPI Inflation (%)                  (0.7)        (0.9)       (1.6)         0.6       (1.4)       (0.1)       0.2
Wage Settlement Increases (%)(2)
  All Sectors                                        2.1          2.6         3.0         3.0         3.1         2.8       2.7
  Public                                             1.4          2.7         2.9         2.9         3.5         3.1       2.7
  Private                                            3.1          2.4         3.0         3.0         1.9         2.6       2.4
Person Days Lost Due to Strikes and
  Lockouts (000s)                                    651          650         672       1,511         495         487       403
Minimum Wage at Year-end ($/hour)                   6.85         6.85        6.85        6.85        6.85        7.15      7.45
--------------------------------------------- ----------- ------------ ----------- ----------- ----------- ----------- ------------
-----------------------------------------------------------------------------------------------------------------------------------
(1)  Average Weekly Earnings (AWE) includes overtime. In 2001, Statistics Canada
     changed  its   estimates   of  AWE  from  the  1980   Standard   Industrial
     Classification (SIC) to the North American Industry  Classification  System
     (NAICS).
(2)  Wage  settlement  increases are for collective  agreements  covering 200 or more employees, Ontario Ministry of Labour.
     Sources: Statistics Canada, Ontario Ministry of Labour and Ontario Ministry
     of Finance.
-----------------------------------------------------------------------------------------------------------------------------------

TABLE 27: ONTARIO, EMPLOYMENT BY OCCUPATION, 1994-2005
                                                                                                                    (Thousands)
                                                       -------------------------------------------------------------------------
                                                             1994        1995         1996        1997        1998         1999
                                                       ----------- ----------- ------------ ----------- ----------- ------------
                                                       ----------- ----------- ------------ ----------- ----------- ------------
Management                                                    504         544          535         546         550          546
Business, Finance and Administrative                          979         982          981         974       1,010        1,031
Natural and Applied Sciences                                  275         304          295         327         354          398
Health                                                        261         258          253         267         264          272
Social Science, Education, Government Service and             428         398          400         403         422          442
Religion
Art, Culture, Recreation and Sport                            147         142          149         149         156          169
Sales and Service                                           1,129       1,152        1,185       1,199       1,237        1,281
Trades, Transport and Equipment Operators                     737         756          769         808         825          820
Primary Industry                                              147         142          141         143         138          152
Processing, Manufacturing and Utilities                       407         423          459         477         496          526
Total                                                       5,014       5,100        5,167       5,291       5,453        5,637

--------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------ -------------------------------------------------------------------------
TABLE 27 (CONTINUED)                                                                                                (Thousands)
------------------------------------------------------ -------------------------------------------------------------------------
------------------------------------------------------ ----------- ----------- ------------ ----------- ----------- ------------
                                                             2000        2001         2002        2003        2004         2005
                                                       ----------- ----------- ------------ ----------- ----------- ------------
                                                       ----------- ----------- ------------ ----------- ----------- ------------
Management                                                    562         551          562         587         620          625
Business, Finance and Administrative                        1,056       1,115        1,119       1,149       1,203        1,176
Natural and Applied Sciences                                  427         455          445         448         437          470
Health                                                        280         291          321         332         345          346
Social Science, Education, Government Service and             453         468          472         474         476          544
Religion
Art, Culture, Recreation and Sport                            172         183          177         188         200          199
Sales and Service                                           1,342       1,359        1,393       1,457       1,435        1,448
Trades, Transport and Equipment Operators                     835         850          867         890         899          910
Primary Industry                                              142         130          123         131         134          143
Processing, Manufacturing and Utilities                       548         524          552         558         568          537
Total                                                       5,817       5,926        6,031       6,213       6,317        6,398
Note: Occupational groupings based on National Occupational Classification for Statistics (NOC-S) 2001.
Source: Statistics Canada.

TABLE 28: ONTARIO, DISTRIBUTION OF EMPLOYMENT BY OCCUPATION, 1994-2005
                                                                                                                     (Per Cent)
                                                    ----------------------------------------------------------------------------
                                                           1994         1995        1996         1997         1998         1999
                                                    ------------ ------------ ----------- ------------ ------------ ------------
                                                    ------------ ------------ ----------- ------------ ------------ ------------
Management                                                 10.0         10.7        10.4         10.3         10.1          9.7
Business, Finance and Administrative                       19.5         19.2        19.0         18.4         18.5         18.3
Natural and Applied Sciences                                5.5          6.0         5.7          6.2          6.5          7.1
Health                                                      5.2          5.1         4.9          5.1          4.8          4.8
Social Science, Education, Government Service and           8.5          7.8         7.7          7.6          7.7          7.8
Religion
Art, Culture, Recreation and Sport                          2.9          2.8         2.9          2.8          2.9          3.0
Sales and Service                                          22.5         22.6        22.9         22.7         22.7         22.7
Trades, Transport and Equipment Operators                  14.7         14.8        14.9         15.3         15.1         14.5
Primary Industry                                            2.9          2.8         2.7          2.7          2.5          2.7
Processing, Manufacturing and Utilities                     8.1          8.3         8.9          9.0          9.1          9.3
Total                                                     100.0        100.0       100.0        100.0        100.0        100.0

--------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------ -------------------------------------------------------------------------
TABLE 28 (CONTINUED)                                                                                                 (Per Cent)
------------------------------------------------------ -------------------------------------------------------------------------
------------------------------------------------------ ----------- ----------- ------------ ----------- ----------- ------------
                                                             2000        2001         2002        2003        2004         2005
                                                       ----------- ----------- ------------ ----------- ----------- ------------
                                                       ----------- ----------- ------------ ----------- ----------- ------------
Management                                                    9.7         9.3          9.3         9.4         9.8          9.8
Business, Finance and Administrative                         18.1        18.8         18.6        18.5        19.0         18.4
Natural and Applied Sciences                                  7.3         7.7          7.4         7.2         6.9          7.3
Health                                                        4.8         4.9          5.3         5.3         5.5          5.4
Social Science, Education, Government Service and             7.8         7.9          7.8         7.6         7.5          8.5
Religion
Art, Culture, Recreation and Sport                            3.0         3.1          2.9         3.0         3.2          3.1
Sales and Service                                            23.1        22.9         23.1        23.5        22.7         22.6
Trades, Transport and Equipment Operators                    14.4        14.3         14.4        14.3        14.2         14.2
Primary Industry                                              2.4         2.2          2.0         2.1         2.1          2.2
Processing, Manufacturing and Utilities                       9.4         8.8          9.1         9.0         9.0          8.4
Total                                                       100.0       100.0        100.0       100.0       100.0        100.0
Note: Occupational groupings based on National Occupational Classification for Statistics (NOC-S) 2001.
Source: Statistics Canada.

--------------------------------------------------------------------------------------------------------------------------------
TABLE 29: ONTARIO, EMPLOYMENT BY INDUSTRY, 1996-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    (Thousands)
                                                                    ------------------------------------------------------------
                                                                          1996        1997         1998        1999        2000
                                                                    ----------- ----------- ------------ ----------- -----------
Goods Producing Industries                                               1,368       1,404        1,457       1,533       1,576
Primary Industries                                                         150         141          143         152         133
Agriculture                                                                103         100          105         114          98
Manufacturing                                                              907         935          981       1,035       1,075
Construction                                                               261         280          285         298         323
Utilities                                                                   51          48           48          49          46
Services Producing Industries                                            3,799       3,887        3,996       4,103       4,241
Trade                                                                      774         791          799         838         877
Transportation and Warehousing                                             245         249          261         259         273
Finance, Insurance, Real Estate and Leasing                                368         371          370         378         379
Professional, Scientific and Technical Services                            313         347          371         393         415
Business, Building and Other Support                                       179         195          208         222         242
Educational Services                                                       341         342          345         363         367
Health Care and Social Assistance                                          503         496          518         515         541
Information, Culture and Recreation                                        235         248          244         258         282
Accommodation and Food Services                                            311         318          335         337         337
Public Administration                                                      288         279          284         286         281
Other Services                                                             243         252          263         254         248
Total Employment                                                         5,167       5,291        5,453       5,637       5,817
------------------------------------------------------------------- ----------- ----------- ------------ ----------- -----------

--------------------------------------------------------------------------------------------------------------------------------

TABLE 29 (CONTINUED): ONTARIO, EMPLOYMENT BY INDUSTRY, 1996-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    (Thousands)
                                                                    ------------------------------------------------------------
                                                                          2001        2002         2003        2004        2005
                                                                    ----------- ----------- ------------ ----------- -----------
Goods Producing Industries                                               1,575       1,603        1,630       1,639       1,637
Primary Industries                                                         119         112          113         113         128
Agriculture                                                                 84          77           82          79          93
Manufacturing                                                            1,068       1,094        1,093       1,100       1,064
Construction                                                               336         345          369         368         395
Utilities                                                                   51          53           55          58          50
Services Producing Industries                                            4,352       4,428        4,584       4,678       4,761
Trade                                                                      928         923          945         970         995
Transportation and Warehousing                                             275         279          290         295         289
Finance, Insurance, Real Estate and Leasing                                389         393          415         436         452
Professional, Scientific and Technical Services                            437         436          449         441         443
Business, Building and Other Support                                       241         247          264         278         283
Educational Services                                                       358         369          376         390         428
Health Care and Social Assistance                                          559         582          612         635         626
Information, Culture and Recreation                                        303         298          289         303         301
Accommodation and Food Services                                            331         361          370         366         364
Public Administration                                                      283         293          310         312         322
Other Services                                                             248         247          264         254         257
Total Employment                                                         5,926       6,031        6,213       6,317       6,398
------------------------------------------------------------------- ----------- ----------- ------------ ----------- -----------
--------------------------------------------------------------------------------------------------------------------------------
Note: Industrial groupings based on North American Industry Classification System (NAICS).
Source: Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

TABLE 30: ONTARIO, GROWTH IN EMPLOYMENT BY INDUSTRY, 1996-2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (Per Cent Change)
                                                                         -------------------------------------------------------
                                                                              1996       1997       1998        1999       2000
                                                                         ---------- ---------- ---------- ----------- ----------
Goods Producing Industries                                                     1.6        2.6        3.8         5.2        2.8
Primary Industries                                                             0.0      (5.9)        1.6         5.9     (12.5)
Agriculture                                                                  (1.2)      (3.0)        5.0         8.1     (13.6)
Manufacturing                                                                  3.2        3.1        4.8         5.6        3.8
Construction                                                                 (2.8)        7.4        1.9         4.3        8.4
Utilities                                                                      1.6      (5.0)        0.2         1.9      (5.7)
Services Producing Industries                                                  1.2        2.3        2.8         2.7        3.4
Trade                                                                          2.1        2.1        1.1         4.8        4.7
Transportation and Warehousing                                                 1.3        1.6        4.8       (0.5)        5.2
Finance, Insurance, Real Estate and Leasing                                    2.1        0.7      (0.2)         2.2        0.2
Professional, Scientific and Technical Services                                4.3       11.1        6.7         5.9        5.6
Business, Building and Other Support                                           4.8        9.0        6.7         7.1        8.8
Educational Services                                                         (4.3)        0.4        0.8         5.2        1.0
Health Care and Social Assistance                                            (0.5)      (1.4)        4.5       (0.7)        5.1
Information, Culture and Recreation                                            1.2        5.6      (1.8)         5.9        9.2
Accommodation and Food Services                                                7.1        2.3        5.1         0.7        0.1
Public Administration                                                        (4.5)      (3.2)        1.6         0.9      (1.8)
Other Services                                                                 2.6        3.3        4.6       (3.3)      (2.4)
Total Employment                                                               1.3        2.4        3.1         3.4        3.2
------------------------------------------------------------------------ ---------- ---------- ---------- ----------- ----------

TABLE 30 (CONTINUED): ONTARIO, GROWTH IN EMPLOYMENT BY INDUSTRY, 1996-2005
                                                                                                             (Per Cent Change)
                                                                       --------------------------------------------------------
                                                                             2001        2002        2003      2004       2005
                                                                       ----------- ----------- ----------- --------- ----------
Goods Producing Industries                                                  (0.1)         1.8         1.7       0.6      (0.1)
Primary Industries                                                         (10.0)       (6.4)         1.0       0.2       13.2
Agriculture                                                                (14.7)       (8.4)         6.3     (3.2)       18.0
Manufacturing                                                               (0.6)         2.5       (0.1)       0.6      (3.3)
Construction                                                                  4.2         2.4         7.1     (0.4)        7.4
Utilities                                                                    11.0         3.1         3.0       7.2     (14.6)
Services Producing Industries                                                 2.6         1.8         3.5       2.1        1.8
Trade                                                                         5.9       (0.6)         2.4       2.6        2.6
Transportation and Warehousing                                                0.7         1.4         4.1       1.5      (1.8)
Finance, Insurance, Real Estate and Leasing                                   2.6         1.1         5.6       5.0        3.8
Professional, Scientific and Technical Services                               5.5       (0.2)         2.8     (1.6)        0.5
Business, Building and Other Support                                        (0.4)         2.5         7.0       5.0        1.8
Educational Services                                                        (2.4)         3.2         1.8       3.7        9.8
Health Care and Social Assistance                                             3.4         4.0         5.1       3.8      (1.4)
Information, Culture and Recreation                                           7.3       (1.5)       (3.0)       4.7      (0.8)
Accommodation and Food Services                                             (1.9)         9.2         2.4     (1.1)      (0.4)
Public Administration                                                         0.9         3.5         5.6       0.9        3.3
Other Services                                                              (0.3)       (0.3)         7.1     (4.1)        1.3
Total Employment                                                              1.9         1.8         3.0       1.7        1.3
Note: Industrial groupings based on North American Industry Classification System (NAICS).
Source: Statistics Canada.

TABLE 31: ONTARIO, EMPLOYMENT LEVEL BY ECONOMIC REGIONS, 1995-2005
                                                                                                                   (Thousands)
                                                                       --------------------------------------------------------
                                                                       -------- -------- -------- --------- --------- ---------
                                                                          1995     1996     1997      1998      1999      2000
                                                                       -------- -------- -------- --------- --------- ---------
Ontario                                                                  5,100    5,167    5,291     5,453     5,637     5,817
Region:*
East                                                                       673      675      686       723       749       758
Ottawa (510)                                                               498      506      513       539       552       572
Kingston-Pembroke (515)                                                    176      169      173       184       197       186
Greater Toronto Area (530)(1)                                            2,202    2,237    2,336     2,407     2,481     2,581
Central                                                                  1,182    1,202    1,222     1,267     1,311     1,358
Muskoka-Kawarthas (520)                                                    144      146      147       148       156       159
Kitchener-Waterloo-Barrie (540)                                            466      475      493       512       541       550
Hamilton-Niagara Peninsula (550)                                           571      580      582       607       614       649
Southwest                                                                  683      697      702       711       741       760
London (560)                                                               283      278      282       285       298       307
Windsor-Sarnia (570)                                                       270      278      276       284       293       302
Stratford-Bruce Peninsula (580)                                            129      141      144       142       149       152
North                                                                      360      356      345       345       356       360
Northeast (590)                                                            247      246      240       241       246       249
Northwest (595)                                                            114      110      105       104       110       111

-------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------- --------------------------------------------------------
TABLE 31 (CONTINUED)                                                                                               (Thousands)
---------------------------------------------------------------------- --------------------------------------------------------
---------------------------------------------------------------------- -------- -------- -------- --------- --------- ---------
                                                                                   2001     2002      2003      2004      2005

                                                                                -------- -------- --------- --------- ---------
Ontario                                                                           5,926    6,031     6,213     6,317     6,398
Region:*
East                                                                                784      793       816       818       830
Ottawa (510)                                                                        593      595       617       614       624
Kingston-Pembroke (515)                                                             192      199       199       204       205
Greater Toronto Area (530)(1)                                                     2,665    2,721     2,799     2,854     2,912
Central                                                                           1,363    1,387     1,451     1,476     1,494
Muskoka-Kawarthas (520)                                                             152      155       175       180       170
Kitchener-Waterloo-Barrie (540)                                                     559      579       597       611       637
Hamilton-Niagara Peninsula (550)                                                    651      653       680       686       687
Southwest                                                                           755      765       775       801       797
London (560)                                                                        305      307       317       330       328
Windsor-Sarnia (570)                                                                302      306       307       307       315
Stratford-Bruce Peninsula (580)                                                     148      151       150       164       155
North                                                                               359      365       371       367       364
Northeast (590)                                                                     251      251       254       255       256
Northwest (595)                                                                     107      113       117       112       108
---------------------------------------------------------------------- -------- -------- -------- --------- --------- ---------
* Standard deviations vary significantly across regions, decreasing as the size of the region increases.
(1)      Economic Region 530 closely matches the GTA, except that it excludes the city of Burlington.
Note: All figures are average annual employment levels.
Sources: Statistics Canada and Ontario Ministry of Finance.
-------------------------------------------------------------------------------------------------------------------------------
TABLE 32: ONTARIO, EMPLOYMENT LEVEL BY INDUSTRY FOR ECONOMIC REGIONS, 2005
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- ----------------------------------------------------------------------------------
                                                                                                                   (Thousands)
                                             ----------------------------------------------------------------------------------
                                                       All Industries       Agriculture       Resources(1)       Manufacturing
                                             ------------------------- ----------------- ------------------ -------------------
                                             ------------------------- ----------------- ------------------ -------------------
Ontario                                                         6,398                93                 35               1,064
Region:
East                                                              830                12                  2                  78
Ottawa (510)                                                      624                 7                  -                  54
Kingston-Pembroke (515)                                           205                 5                  -                  24
Greater Toronto Area (530)                                      2,912                 9                  3                 487
Central                                                         1,494                33                  5                 293
Muskoka-Kawarthas (520)                                           170                 4                  -                  24
Kitchener-Waterloo-Barrie (540)                                   637                13                  2                 142
Hamilton-Niagara Peninsula (550)                                  687                16                  2                 127
Southwest                                                         797                35                  3                 170
London (560)                                                      328                12                  -                  60
Windsor-Sarnia (570)                                              315                 9                  -                  81
Stratford-Bruce Peninsula (580)                                   155                14                  2                  30
North                                                             364                 4                 20                  36
Northeast (590)                                                   256                 3                 15                  24
Northwest (595)                                                   108                 -                  5                  12

-------------------------------------------- ----------------------------------------------------------------------------------
-------------------------------------------- ----------------------------------------------------------------------------------
TABLE 32 (CONTINUED)                                                                                               (Thousands)
-------------------------------------------- ----------------------------------------------------------------------------------
-------------------------------------------- ------------------------- ----------------- ------------------ -------------------
                                                         Construction   Distributive(2)     Finance, Prof.       Info. Culture
                                                                                                & Mgmt.(3)     & Recreation(4)
                                             ------------------------- ----------------- ------------------ -------------------
                                             ------------------------- ----------------- ------------------ -------------------
Ontario                                                           395               588              1,178                 301
Region:
East                                                               47                57                143                  34
Ottawa (510)                                                       33                38                117                  28
Kingston-Pembroke (515)                                            14                19                 26                   7
Greater Toronto Area (530)                                        172               291                679                 157
Central                                                           108               134                213                  63
Muskoka-Kawarthas (520)                                            16                15                 21                   7
Kitchener-Waterloo-Barrie (540)                                    49                57                 89                  23
Hamilton-Niagara Peninsula (550)                                   43                62                103                  33
Southwest                                                          47                72                102                  32
London (560)                                                       20                29                 54                  11
Windsor-Sarnia (570)                                               18                24                 33                  15
Stratford-Bruce Peninsula (580)                                    10                19                 15                   5
North                                                              20                33                 41                  15
Northeast (590)                                                    15                22                 31                  11
Northwest (595)                                                     4                12                 10                   5
-------------------------------------------- ------------------------- ----------------- ------------------ -------------------

--------------------------------------------------- ---------------------------------------------------------------------------

TABLE 32 (CONTINUED)
---------------------------------------------------
--------------------------------------------------- ------------------------- -------------------------- ----------------------
                                                                Retail Trade       Personal Services(5)              Education
                                                    ------------------------- -------------------------- ----------------------
                                                    ------------------------- -------------------------- ----------------------
Ontario                                                                  747                        621                    428
Region:
East                                                                      97                         84                     63
Ottawa (510)                                                              73                         61                     45
Kingston-Pembroke (515)                                                   25                         23                     18
Greater Toronto Area (530)                                               333                        264                    178
Central                                                                  175                        161                    104
Muskoka-Kawarthas (520)                                                   25                         18                     13
Kitchener-Waterloo-Barrie (540)                                           72                         66                     45
Hamilton-Niagara Peninsula (550)                                          78                         78                     47
Southwest                                                                 91                         74                     53
London (560)                                                              37                         28                     24
Windsor-Sarnia (570)                                                      36                         31                     21
Stratford-Bruce Peninsula (580)                                           18                         14                      8
North                                                                     50                         39                     30
Northeast (590)                                                           35                         27                     21
Northwest (595)                                                           15                         12                      9

--------------------------------------------------- ---------------------------------------------------------------------------
--------------------------------------------------- ---------------------------------------------------------------------------
TABLE 32 (CONTINUED)                                                                                               (Thousands)
--------------------------------------------------- ---------------------------------------------------------------------------
--------------------------------------------------- ------------------------------ --------------------------------------------
                                                         Health & Soc. Assistance                        Public Administration
                                                    ------------------------------ --------------------------------------------
                                                    ------------------------------ --------------------------------------------
Ontario                                                                       626                                          322
Region:
East                                                                           93                                          120
Ottawa (510)                                                                   64                                          104
Kingston-Pembroke (515)                                                        29                                           16
Greater Toronto Area (530)                                                    238                                          100
Central                                                                       150                                           54
Muskoka-Kawarthas (520)                                                        20                                            7
Kitchener-Waterloo-Barrie (540)                                                56                                           23
Hamilton-Niagara Peninsula (550)                                               75                                           25
Southwest                                                                      92                                           25
London (560)                                                                   42                                           10
Windsor-Sarnia (570)                                                           35                                           10
Stratford-Bruce Peninsula (580)                                                15                                            4
North                                                                          53                                           23
Northeast (590)                                                                37                                           16
Northwest (595)                                                                16                                            7
--------------------------------------------------- ------------------------------ --------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
All figures are average annual employment levels.
Sub-regional figures may not add up to regional totals due to rounding.
Employment numbers under 1,500 are suppressed because they are statistically unreliable.
See standard deviation and GTA note for Table 31.
Industrial groupings based on North American Industry Classification System (NAICS).
(1)  Includes Forestry, Fishing, Mining, Oil and Gas.
(2)  Includes Transportation and Warehousing, Utilities and Wholesale Trade.
(3)  Includes  Finance,  Insurance,  Real  Estate  and  Leasing;  Management  of
     Companies,   Administrative   and  Support   Services;   and  Professional,
     Scientific and Technical Services.
(4)  Includes industries such as Publishing, Motion Picture and Sound Recording,
     Broadcasting  and   Telecommunications,   Information   Services  and  Data
     Processing   Services,   Performing  Arts,  Spectator  Sports  and  Related
     Industries, Heritage Institutions and Amusement, Gambling and Recreation.
(5)  Includes Accommodation and Food Services and Other Services (such as Repair and  Maintenance,  Personal and Laundry,  Religious,  Grant-making,  Civic,
     Professional and Similar Organizations).
Sources: Statistics Canada and Ontario Ministry of Finance.
-------------------------------------------------------------------------------------------------------------------------------
TABLE 33: ONTARIO ECONOMIC REGIONS(1)
East
Ottawa (510)                                      The united counties of Stormont, Dundas and Glengarry, Prescott and
                                                  Russell, Leeds and Grenville, the county of Lanark and the Ottawa Division
Kingston-Pembroke (515)                           The counties of Lennox and Addington, Hastings, Renfrew and Frontenac and
                                                  the Prince Edward Division
Central
Muskoka-Kawarthas (520)                           The counties of Northumberland, Peterborough, Haliburton, the Muskoka
                                                  District Municipality and the Kawartha Lakes Division
Kitchener-Waterloo-Barrie (540)                   The counties of Dufferin, Wellington and Simcoe and the Waterloo Regional
                                                  Municipality
Hamilton-Niagara Peninsula (550)                  The counties of Brant, Haldimand and Norfolk, the Niagara Regional
                                                  Municipality, the Hamilton Division and the city of Burlington in the
                                                  Halton Regional Municipality
Greater Toronto Area(2)
Toronto (530)                                     Toronto Division, the regional municipalities of Durham, York, Peel and
                                                  Halton (excluding the city of Burlington)
Southwest
London (560)                                      The counties of Oxford, Elgin and Middlesex
Windsor-Sarnia (570)                              The counties of Lambton and Essex and the Chatham-Kent Division
Stratford-Bruce Peninsula (580)                   The counties of Perth, Huron, Bruce and Grey
North
Northeast (590)                                   The districts of Nipissing, Parry Sound, Manitoulin, Sudbury, Timiskaming,
                                                  Cochrane, Algoma and the Greater Sudbury Division
Northwest (595)                                   The districts of Thunder Bay, Rainy River and Kenora
(1)      As defined by Statistics Canada, Standard Geographical Classification SGC 2001.
(2)      Economic Region 530 closely matches the GTA, except that it excludes the city of Burlington.

==========================================================================================================
ANNEX IX

              HOW TO PARTICIPATE IN THE 2007 PRE-BUDGET CONSULTATIONS
===========================================================================================================================
HOW TO PARTICIPATE IN THE 2007 PRE-BUDGET CONSULTATIONS

         The Minister of Finance will be hosting pre-budget consultations with individuals, organizations, associations and other stakeholders across the province as part of the government's ongoing dialogue with the citizens of
         Ontario.

         In particular, the Minister of Finance is interested in hearing Ontarians' views on what more the government can do to ensure a productive economy and better services for people, while eliminating the deficit.

         Information identifying the communities and locations that the Minister plans to visit will be posted at
         www.fin.gov.on.ca in November 2006. Individuals wishing to attend one of these consultations can call toll-free
         1-800-263-7965 or 1-800-263-7776 TTY.

         Below you will find additional information on how to participate in the 2007 pre-budget consultations.

WRITTEN SUBMISSIONS

         Individuals and organizations can mail, e-mail or fax submissions directly to the Minister of Finance.

         Mailing Address
         The Honourable Greg Sorbara, Minister of Finance
         c/o Budget Secretariat
         Frost Building North, 3rd Floor
         95 Grosvenor Street
         Toronto, ON  M7A 1Z1

         E-mail Address: submissions@fin.gov.on.ca

         Facsimile: 416-325-0969

ONLINE SUBMISSIONS

         Individuals can also submit ideas for the 2007 Budget by completing a form on the Ministry of Finance website at
         www.fin.gov.on.ca.  Click on the "Tell Us What You Think" item in the Hot Topics menu.